EXECUTION COPY

ASSET AND STOCK PURCHASE AGREEMENT

among

INGERSOLL-RAND COMPANY LIMITED

ON BEHALF OF ITSELF AND THE OTHER SELLERS NAMED HEREIN

and

AB VOLVO (PUBL)

ON BEHALF OF ITSELF AND THE OTHER BUYERS NAMED HEREIN

dated as of February 27, 2007

Schedules(1)

Schedule 1.1	Base Statement of Net Asset Value
Schedule 1.2	Business Employees
Schedule 1.2A	IRES Stores
Schedule 1.3	Sellers’ Knowledge
Schedule 1.4	Modified GAAP
Schedule 1.5	Road Sales & Service Agreements and Shared Sales & Service Agreements
Schedule 3.3	Capital Stock of the Sold Companies
Schedule 3.5	Financial Statements of the Business
Schedule 3.6	Liabilities
Schedule 3.7	Conflicts and Necessary Approvals
Schedule 3.8	Non-Compliance with Law; Permits
Schedule 3.9	Litigation
Schedule 3.10	Absence of Certain Changes
Schedule 3.11	Tax Matters
Schedule 3.12	Employee Benefits
Schedule 3.13	Labor Relations
Schedule 3.14(a)	Registered Intellectual Property
Schedule 3.14(b)	Seller Licensed Intellectual Property
Schedule 3.14(c)	Licensed Intellectual Property
Schedule 3.15(a)	Material Contracts
Schedule 3.15(b)	Enforceability and Breaches of Material Contracts
Schedule 3.16	Environmental Matters
Schedule 3.17	Insurance
Schedule 3.18(a)	Real Property
Schedule 3.18(c)	Condition of Real Property
Schedule 5.9(a)(i)	Employees on Authorized Absence
Schedule 5.9(c)(ii)	Repatriation Programs, Policies and Agreements
Schedule 5.9(f)(ii)	Calculation of Pension ABO Transfer Amounts
Schedule 5.9(i)	Agreements with Certain Transferred Employees
Schedule 5.9(l)(iv)	Calculation of International Pension ABO Transfer Amounts
Schedule 5.12(f)	Key Employees
Schedule 5.14(a)	Items to be released by Buyers
Schedule 5.14(b)	Items to be released by Sellers
Schedule 6.4	Required Government Approvals
Schedule 6.5	No Injunctions

Exhibits

Exhibit A	Sellers and Buyers
Exhibit B	Terms of Supply Agreement - India
Exhibit C	Form of Transition Services Agreement
Exhibit D	Form of Intellectual Property Agreement
Exhibit E	Terms of IRES Sales and Service Agreements

______________
(1) Exhibits and disclosure schedules are omitted in accordance with Item 601(b)(2) of Regulation S-K. The Company will furnish a copy of any omitted exhibit or disclosure schedule to the U.S. Securities and Exchange Commission supplementally upon request.

Exhibit F	[intentionally blank]
Exhibit G	[intentionally blank]
Exhibit H	Form of IR License Agreement

Index of Other Defined Terms

Defined Term	Section
Abandonment Notice	2.4(b)(iv)
ABG Agreement	5.22
ABO	5.9(f)(ii)
Acquired Assets	2.1(b)
Acquired Contracts	2.1(b)(iv)
Administrative Services Agreement	2.5(d)(iv)
Affiliate	1.1
Assets	2.1(b)
Agreement	1.1
Asset Buyers	Preamble
Asset Sellers	Preamble
Assigned Intellectual Property	2.1(b)(iii)
Assignment and Assumption of Real Estate
Leases	2.5(a)(v)
Assignment and Assumption of Patents	1.1
Assignment and Assumption of Trademarks	1.1
Assumed Liabilities	2.2(b)
Balance Sheet	3.5(a)
Base Statement of Net Asset Value	1.1
Bills of Sale	2.5(a)(i)
Books and Records	1.1
Business	1.1
Business Day	1.1
Business Employee	1.1
Buyer Benefit Plan	5.9(o)(i)
Buyer Indemnified Persons	9.1
Buyer International Pension Plan	5.9(l)(i)
Buyers	Preamble
Buyer’s Flexible Account Plan	5.9(j)
Buyer Parent	Preamble
Cash	1.1
Closing	2.4(a)
Closing Agreements	2.5(d)
Closing Date	2.4(a)
Closing Date Cash	2.3(b)
Closing Receivables	5.19
Code	1.1
Collective Bargaining Agreements	3.13(a)
Company Material Adverse Effect	1.1
Company Group Plans	3.12(a)
Confidentiality Agreement	1.1
Consents	1.1
Contracts	2.1(b)(iv)
control	1.1

Defined Term	Section
CPA Firm	2.6(d)
Deeds	2.5(a)(iv)
Deferred Items	2.4(b)(i)(A)
Deferred Transfer	2.4(b)(ii)
DOJ	5.3(b)
Dominator Agreement	5.22
Encumbrance	1.1
Environmental Claim	1.1
Environmental Laws	1.1
Equipment	1.1
ERISA	1.1
ERISA Affiliate	1.1
Estimated Cash	2.3(b)
Excluded Assets	2.1(c)
Excess Amount	5.9(d)(ii)
Excluded Liabilities	2.2(c)
FERP Transfer Amount	5.9(f)(ii)
Final Statement of Net Asset Value	2.6(d)
Financial Statements	3.5(a)
Former Employee	1.1
Former Employees Retirement Plan	5.9(f)(i)
FTC	5.3(b)
Governmental Antitrust Authority	1.1
Governmental Authority	1.1
Hazardous Materials	1.1
HSR Act	1.1
Indebtedness	1.1
Indemnifying Party	9.6
Indemnity Claim	9.4(a)
Initial Purchase Price	2.3(a)
Intellectual Property	1.1
Intellectual Property Agreement	1.1
Intercompany Payables and Receivables	5.16
International Pension Plan	5.9(l)
Inventory	1.1
Investments	1.1
IR Bet	5.2
IR Germany Losses	9.3(c)
IR	Preamble
IR Germany	1.1
IR Indemnified Persons	9.2(a)
IR India	1.1
IR License Agreement	5.13(a)
IRES Sales and Services Agreement	2.5(d)(iii)
IRES Stores	1.1

Defined Term	Section
IRS	1.1
IR’s Flexible Account Plan	5.9(j)
Key Employee	5.12(f)
Knowledge of the Sellers	1.1
Law	1.1
Leased Real Property	1.1
Liabilities	2.2(b)
Licensed Intellectual Property	3.14
Losses	9.1
Material Contracts	3.15(a)
Modified GAAP	1.1
Net Asset Value	2.6(a)
Net Asset Value Base Amount	1.1
Net Asset Value Statement	2.6(a)
Non-Final Injunction	2.4(b)(i)(B)
Non-Transferring Employees	5.9(d)(i)
Non-U.S. Company Group Plans	3.12(a)
Objection	2.6(b)
Order	1.1
Other Competition Laws	1.1
Owned Real Property	1.1
Pension Plan One or PPO	5.9(f)(i)
Permits	3.8
Permitted Encumberances	1.1
Person	1.1
Post-Closing Consents	5.4
PPO Transfer Amount	5.9(f)(ii)
Pre-Closing Period	1.1
Prime Rate	2.6(c)
Proceeding	3.9
Purchase Price	2.3(a)
Real Estate Leases	1.1
Real Property	1.1
Receivables	2.1(b)(ix)
Registered Intellectual Property	3.14
Release	1.1
Remaining Net Asset Value Deficiency	2.6(e)
Remaining Net Asset Value Excess	2.6(e)
Rental Equipment	1.1
Road Sales & Service Agreements	1.1
Seller 401(k) Plan	5.9(g)(i)
Seller International Pension Plan	5.9(l)(i)
Sellers	Preamble
Sellers Defined Benefit Plans	5.9(f)(i)
Sellers Defined Contribution Plans	5.9(g)(i)

Defined Term	Section
Seller LESOP	5.9(g)(i)
Seller Licenced Intellectual Property	1.1
Shared Sales & Service Agreements	1.1
Sold Companies	Recitals
Sold Shares	Recitals
Stock Buyers	Preamble
Stock Sellers	Preamble
Straddle Period	5.5(b)
Subsidiaries	1.1
Supply Agreement - India	1.1
Tax or Taxes	1.1
Tax Benefit	9.4(a)
Tax Claim	5.7(a)
Tax Return	1.1
Taxing Authority	1.1
Termination Date	8.1(a)(v)
Third Party Consents	5.4
Title Representations	9.1
Transferred Employees	5.9(a)(ii)
Transfer Amount	5.9(f)(ii)
Transfer Pricing Report	5.2
Transfer Taxes	1.1
Transition Services Agreement	1.1
U.S. Company Group Plans	3.12(a)
U.S. GAAP	1.1

ASSET AND STOCK PURCHASE AGREEMENT

This ASSET AND STOCK PURCHASE AGREEMENT, dated as of February 27, 2007, among INGERSOLL-RAND COMPANY LIMITED, a company organized under the Laws of Bermuda (“IR”), on behalf of itself and on behalf of its Affiliates who sell Acquired Assets pursuant to this Agreement (the “Asset Sellers”) and on behalf of its Affiliates who sell Sold Shares pursuant to this Agreement (the “Stock Sellers”, IR, the Asset Sellers and the Stock Sellers are collectively referred to as the “Sellers”), and AB VOLVO (PUBL), a company organized under the Laws of Sweden (“Buyer Parent”), on behalf of itself and on behalf of its Affiliates who purchase Sold Shares pursuant to this Agreement (the “Stock Buyers”) and on behalf of its Affiliates who purchase Acquired Assets pursuant to this Agreement (the “Asset Buyers”; and collectively with Buyer Parent and the Stock Buyers, the “Buyers”).

WHEREAS, the Asset Sellers own or will own all of the Acquired Assets, and the Stock Sellers own or will own all of the issued and outstanding shares of capital stock (the “Sold Shares”) of the companies identified on Schedule 3.3 (together with the Subsidiaries of such companies as shown on Schedule 3.3, the “Sold Companies”);

WHEREAS, the Sellers desire to sell, and the Buyers desire to purchase, the Business, including the Acquired Assets and the Sold Shares, as a going concern, by means of the sale and purchase of the Acquired Assets and Sold Shares, on the terms and subject to the limitations and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1.  Certain Defined Terms As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” shall mean, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Agreement” shall mean this Asset and Stock Purchase Agreement among the parties hereto (including the Exhibits and Schedules attached hereto), as amended, modified or supplemented from time to time.

“Asset Buyers” shall have the meaning given in the preamble to this Agreement. The Asset Buyers identified at the date of this Agreement are set forth on Exhibit A. Exhibit A shall be updated from time to time as, when and if additional Asset Buyers are identified.

“Asset Sellers” shall have the meaning given in the preamble to this Agreement. The Asset Sellers identified at the date of this Agreement are set forth on Exhibit A. Exhibit A shall be updated from time to time as, when and if additional Asset Sellers are identified.

“Assignment and Assumption of Patents” shall mean an assignment and assumption of patents and patent applications, to be dated as of the Closing Date, in a form to be mutually agreed by the Buyers and the Sellers, and sufficient for purposes of recordation with the United States Patent and Trademark Office, and similar offices in other relevant jurisdictions.

“Assignment and Assumption of Trademarks” shall mean an assignment and assumption of registered trademarks and trademark applications to be dated as of the Closing Date, in a form to be mutually agreed by the Buyers and the Sellers, and sufficient for purposes of recordation with the United States Patent and Trademark Office, and similar offices in other relevant jurisdictions.

“Base Statement of Net Asset Value” shall mean the statement of net asset value of the Business as set forth on Schedule 1.1.

“Books and Records” shall mean files, documents, papers, and other books and records pertaining to the Business, regardless of the manner or form (for example, as paper files or computer files) in which such files, documents, papers and other books and records exist or are maintained.

“Business” shall mean the business of the Road Development segment of Sellers and their Affiliates, as conducted on the date of this Agreement and including, without limitation (i) the IRES Stores and (ii) the following road development product offerings: soil and asphalt compactors, small and large pavers, milling machines, smooth drums, padfoot drums, rollers, screeds, variable reach equipment, rough terrain straight mast equipment, material transfer vehicles, road wideners and hot tack units. For clarification, it is understood that the Business does not include the business activities of any Sold Company or any Asset Seller other than their Road Development or IRES Store segments, all of which other Assets and business activities and all Liabilities related thereto, shall be transferred by each Sold Company to other IR companies prior to the Closing, or retained by each Asset Seller, as the case may be, and in all cases subject to the definitions of “Acquired Assets”, “Excluded Assets”, “Assumed Liabilities” and “Excluded Liabilities”.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in The City of New York.

“Business Employee” shall mean each employee of Sellers or any Sold Company employed exclusively or primarily in the Business as of the Closing Date and who is listed on Schedule 1.2, which Schedule shall identify the employer of each such individual, as updated pursuant to Section 5.9(n).

“Cash” shall mean the sum of cash, cash equivalents and liquid investments (plus all uncollected bank deposits and less all outstanding checks) of the Business.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company Material Adverse Effect” shall mean any change, occurrence or development that has a material and adverse effect on the business, results of operations or financial condition of the Business, taken as a whole, but shall exclude any effects resulting from or relating to (i) events affecting the United States, European, Asian or global economy or capital or financial markets generally; (ii) changes in conditions in the industries in which the Business or its customers conduct business, (iii) changes in Law or U.S. GAAP, or in the authoritative interpretations thereof, or (iv) earthquakes or similar catastrophes, or acts of war (whether declared or undeclared), sabotage, terrorism, military action or any escalation or worsening thereof; (v) the announcement or performance of this Agreement or the transactions contemplated hereby; (vi) any actions required under this Agreement or required in order to obtain any waiver or Consent from any Person or Governmental Authority, or (vii) any actions to which Buyer has consented or agreed pursuant to this Agreement; provided however that such exclusion shall only apply to the extent any such change described in (i), (ii), and (iii) is not specifically related to or disproportionately impacts the Business, the Sold Companies, the Sold Shares or the Acquired Assets.

“Confidentiality Agreement” shall mean the confidentiality letter agreement dated November 14, 2006 between AB Volvo (publ) and IR.

“Consents” shall mean consents, approvals, authorizations, permits, clearances, exemptions, notices or the expiration or termination of any prescribed waiting period.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Encumbrance” shall mean, with respect to any Asset, any lien, mortgage, pledge, hypothecation, encroachment, easement, use restriction, right-of-way, title defect, charge, attachment, levy, option to purchase or other rights to acquire an interest, rights of first refusal or security interest thereupon or in respect thereof.

“Environmental Claim” shall mean any written notice, claim, demand, action, suit, complaint or proceeding by any Person alleging Liability or potential Liability (including Liability or potential Liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, fines or penalties) under any Environmental Laws, or concerning the Release of or human exposure to Hazardous Materials.

“Environmental Laws” shall mean all Laws in effect at the date of this Agreement relating to pollution or protection of the environment, including, but not limited to, any Liability for or obligation to remediate, investigate or respond to any contamination or alleged contamination, or, to the extent relating to the Release of or human exposure to Hazardous Materials, to human health or safety.

“Equipment” shall mean furniture, trade fixtures, furnishings, machinery, vehicles, equipment and other tangible personal property and interests therein of the Sellers for use in the Business), but excluding Books and Records and Inventory.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any entity which is (or at any relevant time was) a member of a “controlled group of corporations” with, under “common control” with, or otherwise required to be aggregated with, any Sellers or any Sold Company, as set forth in Sections 414(b), (c) and (o) of the Code.

“Former Employee” shall mean, as of immediately prior to the Closing, each former employee of any of the Sellers or any Sold Company who, as of the time of such individual’s termination of employment with such Seller or such Sold Company, was exclusively employed in the Business.

“Governmental Antitrust Authority” shall mean any Governmental Authority with regulatory jurisdiction over any Consent required for the consummation of the transactions contemplated by this Agreement, under the HSR Act or under Other Competition Laws.

“Governmental Authority” shall mean the government of any sovereign nation or of any state, province, territory, county, municipality or locality, and any governmental, regulatory or administrative authority, agency or commission or any court, tribunal or judicial body, in each case acting for, with or by empowerment of such government.

“Hazardous Materials” shall mean all wastes, substances or materials defined as “hazardous substances” or “hazardous wastes,” or any other term of similar import under, or otherwise regulated pursuant to, any Environmental Law, including petroleum (including crude oil or any fraction thereof), friable asbestos, and polychlorinated biphenyls.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” shall mean, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind (other than advances received from customers in the ordinary course of business consistent with past practice of such Person), (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person upon which interest is charged (other than trade payables incurred in the ordinary course of business consistent with past practice of such Person), (iv) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (v) all obligations of such Person issued or assumed as the deferred purchase price of property or services (excluding obligations of such Person to creditors for raw materials, Inventory, services and supplies incurred in the ordinary course of such Person’s business), (vi) all lease obligations of such Person capitalized on the books and records of such Person, (vii) all obligations of others secured by an Encumbrance on property or Assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (viii) all obligations of such Person under interest rate or currency hedging transactions (valued at the termination value thereof) (other than forward or spot foreign currency exchange Contracts entered into in the ordinary course of business consistent with past practice), (ix) all letters of credit issued for the account of such Person (excluding letters of credit issued for the benefit of suppliers to support accounts payable to suppliers incurred in the ordinary course of business) and (x) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person.

“Intellectual Property” shall mean all United States, state, and foreign intellectual property and proprietary rights, including, without limitation, all (i) inventions, all improvements thereto, and all patents, patent applications, utility models, utility model applications, and patent disclosures, together with all reissues, continuations, continuations-in-part, divisions, revisions, extensions and reexaminations thereof; (ii) trademarks, trade names, brand names, domain names, service marks, trade dress, logos, and other source indicators, including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith; (iii) works of authorship, copyrightable works, mask works, designs, copyrights, websites, web page content, and all applications, registrations, and renewals in connection therewith; (iv) processes, formulae, software, databases, know-how, trade secrets, and other confidential business and technical information; (v) other proprietary technology or intellectual property rights, (vi) copies and tangible embodiments thereof, (vii) the right to sue for past, present, or future infringement, misappropriation, or dilution of any of the foregoing, and (viii) all other rights accruing thereunder or pertaining thereto.

“Intellectual Property Agreement” shall mean an agreement between the Sellers and the Buyers, (i) assigning the Assigned Intellectual Property (other than Excluded Assets) to the Buyers and (ii) granting the Buyers and their controlled Affiliates a non-exclusive, worldwide, perpetual, irrevocable, fully-paid up, royalty-free license under the Seller Licensed Intellectual Property, substantially in the form of Exhibit D.

“Inventory” shall mean raw materials, work in progress, goods consigned by the Sellers, finished goods, parts, packaging and labels (including, without limitation, any of the foregoing held for the benefit of the Business in the possession of third party manufacturers, suppliers, dealers or others in transit).

“Investments” means partnership interests or any other equity interest in any corporation, limited liability company, partnership, joint venture, trust or other business association.

“IR Germany” means ABG Allgemeine Baumaschinen Gesellschaft mbH, a corporation organized under the Laws of Germany.

“IR India” means Ingersoll-Rand (India) Limited, a corporation organized under the laws of India.

“IRES Stores” means the 20 Ingersoll-Rand Company Equipment Stores listed on Schedule 1.2A (including the working capital and fixed Assets relating thereto) and the IRES headquarters functions and employees in Annandale, New Jersey.

“IRS” shall mean the U.S. Internal Revenue Service.

“Knowledge of the Sellers” shall mean the actual knowledge (without independent inquiry) of the individuals listed on Schedule 1.3.

“Law” shall mean any statute, law, ordinance, regulation, rule or Order of any Governmental Authority.

“Leased Real Property” shall mean all right, title and interest of Sellers in and to any parcel of real property primarily used or primarily held for use in the Business, together with all easements, rights of way, reservations, privileges, appurtenances and other estates and rights pertaining thereto, held by Sellers or Sold Companies, whether as landlord, tenant, subtenant or pursuant to any other occupancy arrangement pursuant to a lease, sublease, license or other written agreement.

“Modified GAAP” shall mean U.S. GAAP as in effect from time to time, as applied by IR, on a combined basis for the entire Business, subject to the IR accounting principles, procedures, exceptions and modifications set forth in Schedule 1.4.

“Net Asset Value Base Amount” shall mean the net asset value as set forth in the Base Statement of Net Asset Value.

“Order” shall mean any order, judgment, writ, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority or arbitration tribunal.

“Other Competition Laws” shall mean all non-U.S. Laws intended to prohibit, restrict or regulate actions having an anticompetitive effect or purposes, including, but not limited to, competition, restraint of trade, anti-monopolization, merger control or antitrust Laws.

“Owned Real Property” shall mean those parcels of real property owned by Sellers and Sold Companies, including, but not limited to, those located in Shippensburg, Pennsylvania USA, Letterkenny, Pennsylvania USA, Hameln, Germany, Bangalore, India and Wuxi, China, that are primarily used or primarily held for use in the Business (all of which are listed on Schedule 3.18(a)), including any buildings, structures and improvements located on any such real property and all fixtures attached thereto and all easements, rights of way, reservations, privileges, appurtenances and other estates, interests and rights pertaining thereto.

“Permitted Encumbrances” shall mean (i) Encumbrances for Taxes not yet due and payable, or being contested in good faith by appropriate proceedings and for which appropriate reserves have been established, (ii) Encumbrances in respect of Assets imposed by Law that were incurred in the ordinary course of business, such as carriers’, warehousemen’s, materialmen’s and mechanics’ liens and other similar liens, (iii) pledges or deposits made in the ordinary course of business to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations, (iv) Encumbrances that will be released and, as appropriate, removed of record, at or prior to Closing in accordance with the terms of this Agreement and (v) in addition with respect to the Real Property, (A) reciprocal easement agreements, utility easements and other customary encumbrances on title, (B) zoning, ordinances, building codes, regulations and enactments of any governmental or administrative agency having jurisdiction over the Real Property, and (C) any conditions that would be shown by a current (as of the date of this Agreement) and accurate survey or personal inspection of the Real Property, provided that such matters described in clauses (A) through (C) do not, individually or in the aggregate, materially impair the present use of the Real Property in the operation of the Business, or the value of the Real Property, affected thereby.

“Person” shall mean any individual, partnership, firm, corporation, association, trust, unincorporated organization, joint venture, limited liability company or other entity.

“Pre-Closing Period” shall mean the period from and after the date of this Agreement and until the earlier of (x) the termination of this Agreement or (y) the close of business local time in each applicable jurisdiction on the Closing Date.

“Real Estate Leases” shall mean, collectively, each lease, sublease, license and other agreement pursuant to which any Seller or Sold Company is granted the right to use or occupy, now or in the future, the Leased Real Property or any portion thereof, including any and all modifications, amendments and supplements thereto and any assignments thereof.

“Real Property” shall mean, collectively, the Owned Real Property and the Leased Real Property.

“Release” shall have the meaning provided in 42 U.S.C. Section 9601(22).

“Rental Equipment” shall mean equipment that is designated on the Books and Records of the Business as owned by the Sellers and intended for rent to third parties.

“Road Sales & Service Agreements” shall mean all those Contracts, which are listed on Schedule 3.15(a), but excluding any Shared Sales & Service Agreements listed on Schedule 1.5, pursuant to which a distributor, dealer or sales agent buys, sells, leases, rents or otherwise distributes solely products of the Business.

“Seller Licensed Intellectual Property” shall mean all Intellectual Property that constitutes Excluded Assets, but which is used or held for use in the Business as of the Closing Date, other than the “Ingersoll-Rand” brand name, the “IR” logotype, and the IR trademark.

“Shared Sales & Service Agreements” shall mean those Contracts described on Schedule 1.5 pursuant to which a distributor, dealer or sales agent buys, sells, leases, rents or otherwise distributes both products of the Business and products of other business of the Sellers or their Affiliates.

“Stock Buyers” shall have the meaning given in the preamble to this Agreement. The Stock Buyers identified at the date of this Agreement are set forth on Exhibit A. Exhibit A shall be updated from time-to-time as, when and if, additional Stock Buyers are identified.

“Stock Sellers” shall have the meaning given in the preamble to this Agreement. The Stock Sellers identified at the date of this Agreement are set forth on Exhibit A. Exhibit A shall be updated from time-to-time as, when and if, additional Stock Sellers are identified.

“Subsidiaries” shall mean, with respect to any Person, any and all corporations, partnerships, limited liability companies and other entities with respect to which such Person, directly or indirectly, owns more than 50% of the securities having the power to elect members of the board of directors or similar body governing the affairs of such entity.

“Supply Agreement - India” shall mean the contract manufacturing agreement between IR or one of its Affiliates and Buyers, for the manufacture and sale of Ingersoll Rand products manufactured in Bangalore to IR or its Affiliates after the Closing, substantially on the terms attached hereto as Exhibit B, or such other terms as the parties may mutually agree.

“Tax” or “Taxes” shall mean (i) any taxes of any kind or nature, levies or like assessments, imposts, charges or fees, including but not limited to those measured on, measured by or referred to as, income, alternative or add-on minimum, gross income, gross receipts, capital, capital gains, sales, use, ad valorem, franchise, profits or excess profits, transfer, withholding, payroll, employment, social, excise, severance, stamp, value added, real or personal property or windfall profits taxes, assessments or charges of any kind whatsoever (whether computed on a separate or consolidated, unitary or combined basis, or in any other manner), together with any interest and any penalties, additions to tax or additional amounts imposed by any Taxing Authority in any Tax jurisdiction and (ii) Liability for the payment of any amounts described in clause (i) as a result of an express or implied obligation to indemnify any other Person with respect to the payment of any such amounts or under Treasury Regulation Section 1.1502-6 (or similar provision of state or non-United States Law), as a result of successor or transferee liability, or as a result of being a member of an affiliated, combined, consolidated or unitary group.

“Tax Return” shall mean any return, report or statement required to be filed with any Taxing Authority with respect to Taxes, including any schedule or attachment thereto or amendment thereof.

“Taxing Authority” shall mean, with respect to any Tax, the Governmental Authority or political subdivision thereof or any transnational or supranational authority that imposes such Tax or is charged with the collection of such Tax.

“Transfer Taxes” shall mean any Liability for transfer, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes) and related amounts (including any penalties, interest and additions to Tax).

“Transition Services Agreement” shall mean the agreement for the provision of transition services substantially in the form attached as Exhibit C hereto.

“U.S. GAAP” shall mean United States generally accepted accounting principles and practices.

SECTION 1.2.  Other Interpretive Provisions. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole (including the Schedules and Exhibits hereto) and not to any particular provision of this Agreement, and all Article, Section, Schedule and Exhibit references are to this Agreement unless otherwise specified. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Except as otherwise expressly provided herein, all references to “dollars” or “$” shall be deemed references to the lawful money of the United States of America.

ARTICLE II

PURCHASE AND SALE OF ASSETS AND SHARES

SECTION 2.1.  Transfers of Assets and Shares by the Sellers.

(a) Subject to the terms and conditions set forth in this Agreement, the Asset Sellers shall sell or transfer the Acquired Assets held by the Asset Sellers to the Asset Buyers or one or more of their designated Affiliates, and the Asset Buyers shall purchase such Acquired Assets from the Asset Sellers, in accordance with Exhibit A. The Asset Buyers shall acquire, and the Asset Sellers shall transfer, or cause to be transferred, such Acquired Assets free and clear of all Liabilities of any Asset Seller or any of its Affiliates, other than the Assumed Liabilities, and free and clear of all Encumbrances other than Permitted Encumbrances.

(b) As used in this Agreement, the term “Acquired Assets” shall mean all assets, property, rights, title, interests and privileges (collectively, “Assets”) that are primarily used or primarily held for use in the Business as a going concern as of the Closing Date (including, for the avoidance of doubt, all Assets of the Sold Companies and the Asset Sellers primarily used or primarily held for use in the Business as a going concern as of the Closing Date), including all of the following items as they exist as of the Closing Date, but expressly excluding the Excluded Assets:

(i) all right, title and interest in and to the Owned Real Property;

(ii) all right, title and interest in and to the Leased Real Property, pursuant to the Real Estate Leases;

(iii) all right, title and interests in any Intellectual Property primarily used or primarily held for use in the Business (“Assigned Intellectual Property”);

(iv) all right, title and interest in, to and under each contract, lease, license, indenture, agreement, understanding and commitment, whether oral or written (“Contracts”), to which an Asset Seller or a Sold Company is party and which is primarily used or primarily held for use in the Business, including, but not limited to, Road Sales & Service Agreements, but excluding (x) all U.S. Company Group Plans except to the extent of assets thereof transferred to Buyers’ Plans pursuant to Section 5.9, (y) Contracts relating to employment and employee benefits and similar arrangements with independent contractors excluded under Section 5.9 and (z) the Shared Sales & Service Agreements (collectively, the “Acquired Contracts”);

(v) all Books and Records of the Sold Companies and all other Books and Records of the Asset Sellers primarily used or primarily held for use in the Business;

(vi) to the extent transferable in accordance with applicable Law, all right, title and interest in and to Permits primarily used or primarily held for use in the Business;

(vii) all Equipment, Inventory and Rental Equipment that is primarily used or primarily held for use in the Business;

(viii)  (A) all computer and automatic machinery, servers, network equipment and connections primarily used or primarily held for use in the Business, and (B) all software, program documentation, tapes, manuals, forms, guides and other materials with respect thereto, and related licenses and other agreements that are exclusively used in the Business;

(ix) all accounts and notes receivable (“Receivables”), deferred charges, chattel paper, refunds, credits, allowances, rebates, other rights to receive payments arising out of or primarily relating to the Business, any Acquired Asset or any Assumed Liability, in each case as reflected in the Final Statement of Net Asset Value;

(x) all Assets included on the Final Statement of Net Asset Value;

(xi) all rights, claims and credits to the extent arising out of or primarily relating to the Business, any Acquired Asset or any Assumed Liability, including claims in bankruptcy, and any such items arising under guarantees, warranties, offsets, indemnities and all other intangible property rights or claims and similar rights in favor of any Asset Seller or any Sold Company arising out of or primarily relating to the Business, any Acquired Asset or any Assumed Liability;

(xii) all current and historical sales and promotional material and literature primarily used or primarily held for use in the Business, including samples, premium and promotional items, pamphlets and brochures, historical and current television, radio, internet and other media advertising, historical and current print advertising and all artwork relating to sales and promotional literature;

(xiii) all rights in and to products sold, rented, or leased (including products returned after the Closing and rights of rescission, replevin and reclamation) in the operation of the Business arising out of or primarily relating to the Business, any Acquired Asset or any Assumed Liability;

(xiv) all warranties from third party manufacturers and suppliers in favor of IR and its Affiliates, to the extent related to the Business;

(xv) all information relating to customers of the Business, including customer lists, prospective customer lists, after sales documents and records, service and maintenance documents and records and all relevant correspondence;

(xvi) all (A) Cash of the Sold Companies and (B) Cash of the Asset Sellers, to the extent such cash represents collateral, security deposits, or other restricted pools of funds associated with Acquired Assets; and

(xvii) all goodwill of the Asset Sellers, Sold Companies or their Affiliates associated with the Acquired Assets, the Assumed Liabilities and the Business.

(c) As used in this Agreement, the term “Excluded Assets” shall mean all Assets not primarily used or primarily held for use in the Business as a going concern as of the Closing Date (including, for the avoidance of doubt, all Assets of the Sold Companies and the Asset Sellers not primarily used or primarily held for use in the Business as a going concern as of the Closing Date), including all of the following items as they exist as of the Closing Date (except to the extent that any of the same are included on the Balance Sheet and/or included on the Final Statement of Net Asset Value), but expressly excluding the Acquired Assets:

(i) unless otherwise required by applicable Law in respect of the Sold Companies, any intercompany accounts receivable from Sellers or their Subsidiaries as of the Closing Date;

(ii) all rights of Sellers and their Affiliates under this Agreement, the Closing Agreements and any other documents, instruments or certificates executed in connection with this Agreement and the transactions contemplated hereby;

(iii) Intellectual Property in and to the “Ingersoll-Rand” brand name, the “IR” logotype, the IR trademark and any other Intellectual Property of Sellers and their Affiliates not primarily used or primarily held for use in the Business;

(iv) except as specifically contemplated in Section 5.9, all properties and Assets of any U.S. Company Group Plans;

(v) Cash (except for Cash as set forth in Section 2.1(b)(xvi));

(vi) any interest bearing securities held by the Sellers or the Sold Companies as of the Closing Date;

(vii) the corporate charters, minutes and stock record books and corporate seals of each Asset Seller;

(viii) any capital stock of or any equity interest in any Person other than the Sold Companies;

(ix) all rights, claims and credits to the extent arising out of or primarily relating to any Excluded Asset or any Excluded Liability, including claims in bankruptcy, and any such items arising under guarantees, warranties, offsets, indemnities and all other intangible property rights or claims and similar rights in favor of any Asset Seller or any of its Affiliates arising out of or primarily relating to any Excluded Asset or any Excluded Liability; and

(x) all Shared Sales & Service Agreements.

(d) On the Closing Date and subject to the terms and conditions set forth in this Agreement, the Stock Sellers will sell, convey, assign and transfer to the Stock Buyers, and the Stock Buyers will purchase and acquire, all of such Stock Sellers’ right, title and interest in and to the Sold Shares in accordance with Exhibit A, free and clear of all Encumbrances other than such as may be created by or on behalf of the Buyers.

(e) Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any Asset or any claim or right or any benefit arising under or resulting from such Asset if an attempted assignment thereof, without the Consent of a third party, would constitute a breach or other contravention of the rights of such third party, would be ineffective with respect to any party to an agreement concerning such Asset, or would materially and adversely affect the rights of any Asset Seller or, upon transfer, any Asset Buyer under such Asset. If any transfer or assignment by any Asset Seller to, or any assumption by any Asset Buyer of, any interest in, or Liability under, any Asset requires the Consent of a third party, then, if permitted, such assignment or assumption shall be made subject to such Consent being obtained. Without limiting the Sellers’ obligations hereunder, including under Section 5.4, if any such Consent is not obtained prior to the Closing, the Asset Sellers, on the one hand, and the Asset Buyers, on the other, shall cooperate with one another in structuring and documenting any lawful and reasonable arrangement under which the Asset Buyers shall obtain the economic benefits of the Asset, claim or right with respect to which the Consent has not been obtained in accordance with this Agreement. Such reasonable arrangement may include (i) the subcontracting, sublicensing or subleasing to an Asset Buyer of any and all rights of the Asset Sellers against the other party to such third-party agreement and (ii) the enforcement by the Asset Sellers of such rights in respect of such Asset.

(f) The parties agree that the list of Asset Sellers may be amended by the Sellers from time to time prior to the Closing, as may be necessary in order to ensure the accurate and complete conveyance of the Business to the Buyers, as long as the Sellers notify the Buyers of such changes at least 5 Business Days prior to the Closing. In addition, at the sole election of the Sellers, Blaw-Knox Construction Equipment Corporation, Blaw-Knox Company and Blackrod Europe Limited (or any of them) may instead be transferred to Buyers through a sale of Assets and assignment of Liabilities, as long as the Sellers have notified the Buyers of such decision at least 5 Business Days prior to the Closing. The parties agree that the list of Asset Buyers and Stock Buyers may be amended by the Buyers from time to time prior to the Closing, as long as all Buyers are wholly-owned Subsidiaries (direct or indirect) of Buyer Parent, and as long as the Buyers notify the Sellers of such changes at least 5 Business Days prior to the Closing.

(g) Wherever required or appropriate under local laws and practices, the applicable Buyers and Sellers shall enter into appropriate local transfer agreements, governed by local laws, for the transfer of the relevant Assets or Sold Shares. Buyers and Sellers shall cooperate in good faith in the identification of all such local requirements and the preparation of such transfer agreements. With respect to the Sold Shares in IR Germany, the Stock Buyers and Ingersoll-Rand Beteiligungs GmbH as Parent of IR Germany shall enter into a separate, German language, Sale and Purchase Agreement (German SPA) which shall be notarized before a notary public. With respect to India, it is the intention of the parties, if permitted by applicable law and if done in a manner favorable, or at least neutral, for all parties, to sell or transfer the Business as a going concern relatable to the Business for a lump sum purchase price without assigning specific values to individual assets or liabilities. Consistent with the terms of this Agreement, the Sellers and the Buyers shall enter into a separate "Business Transfer Agreement" to meet the local requirements in India.

SECTION 2.2.  Assumption of Liabilities by Buyers.

(a) On the Closing Date and subject to the terms and conditions set forth in this Agreement, the Asset Buyers shall expressly assume, and agree to pay or otherwise perform or discharge, the Assumed Liabilities to be transferred to such Asset Buyers.

(b) As used in this Agreement, the term “Assumed Liabilities” shall mean, except as otherwise provided herein, all liabilities, obligations, claims, demands, expenses, damages or responsibilities, whether express or implied, known or unknown, liquidated or unliquidated, absolute, accrued, contingent or otherwise and whether due or to become due (collectively, “Liabilities”) to the extent arising out of, in respect of or relating to the Business or the Acquired Assets before, on or after the Closing Date (including, for the avoidance of doubt, all Liabilities of the Sold Companies and the Asset Sellers to the extent arising out of, in respect of or relating to the Business or the Acquired Assets before, on or after the Closing Date), including the following but expressly excluding the Excluded Liabilities:

(i) all Liabilities of any Seller under the Acquired Contracts, including without limitation, any Liabilities arising out of or relating to the assignment to any Buyer of any Road Sales & Service Agreements included in the Acquired Contracts;

(ii) all Liabilities of any Seller or Sold Company, as lessee, under each of the Real Estate Leases;

(iii) all Liabilities payable to trade creditors of the Business (other than intercompany accounts payable to Sellers and their Affiliates);

(iv) all Liabilities of Sold Companies and the Asset Sellers relating to Indebtedness to the extent not paid off prior to Closing;

(v) all Liabilities of any Seller or any of their Affiliates in respect of any adverse claims, disputes, Proceedings, investigations or inquiries (asserted, instituted or rendered, or otherwise existing or occurring at, or any time after, the Closing Date) arising out of, relating to or otherwise in respect of, (x) any and all goods sold or supplied, or services or other work performed, by the Business before, on or after the Closing Date, or (y) the Acquired Assets or the Business, or the existence, ownership, possession, operation, conduct or condition thereof (whether by the Sellers or any other Person) before, on or after the Closing Date. However, with respect to Liabilities arising under clause (x) above in respect of pending and threatened adverse claims, disputes, Proceedings, investigations or inquiries in existence as of the Closing Date, the Sellers will use commercially reasonable efforts (excluding, however, any obligation to pay additional fees, premiums or other amounts to the extent the Buyers do not agree in writing to promptly reimburse such additional fees, premiums or other amounts) to (A) continue after the Closing any existing insurance coverage that may be provided by the Sellers’ third-party insurance policies for such Liabilities, and (B) make available to Buyers any proceeds from such insurance that may be paid out to Sellers by the relevant insurers. For the avoidance of doubt, if any deductible, retention or other self-insured amount must be paid before third-party insurance proceeds are available, such deductible, retention or other self-insured amount shall be paid solely by the Buyers;

(vi) all Liabilities to the customers of the Business for goods sold or supplied on or prior to the Closing Date by the Business, based on express or implied warranties of the Business;

(vii) all Liabilities for Taxes, whether or not accrued, assessed or currently due and payable, relating to the operation or ownership of the Business (including for clarification the Sold Companies and the Acquired Assets), for any period (or portion thereof in the case of a Straddle Period) ending on or prior to the Closing Date (but only for the Taxes identified on the Final Statement of Net Asset Value and only to the extent of the amounts reflected on such Final Statement of Net Asset Value) and for any period (or portion thereof in the case of a Straddle Period) that begins after the Closing Date;

(viii) all Liabilities relating to or arising out of employment and employee benefits to the extent expressly provided in Section 5.9;

(ix) to the maximum extent permitted by law, all Liabilities of the Sellers and their Affiliates relating to worker compensation insurance, claims and benefits for and by Transferred Employees and past employees of the Business, including, for the avoidance of doubt all statutory or contractual obligations in any jurisdiction to provide similar insurance, compensation or benefits for injured employees;

(x) all Liabilities arising out of, based upon, resulting from or relating to the Acquired Assets or the Business and based upon, relating to, arising out of or resulting from any fact, circumstance, occurrence, condition, act or omission occurring or existing, in whole or in part, after the Closing;

(xi) except as set forth in Section 2.2(c)(vi), all Liabilities, in respect of or relating to the Business and relating to or arising under any Environmental Laws or relating to Hazardous Materials regardless of when incurred and regardless whether any event or condition giving rise to any such Liability occurred or existed as of, or prior to the Closing Date; and

(xii) all other Liabilities (x) reflected as accrued Liabilities on the face of the Balance Sheet of the Business or (y) accrued by any Asset Seller in respect of the Business after December 31, 2006 (and prior to the Closing Date) which, if they had been accrued by such Asset Seller as of December 31, 2006 would have been so reflected on the face of the Balance Sheet using the same methodology and criteria used in preparing the Balance Sheet, as such accrued Liabilities exist as of the Closing Date.

(c) On the Closing Date and subject to the terms and conditions set forth in this Agreement, the Seller and its Affiliates (but not the Sold Companies) shall expressly retain and agree to pay or otherwise perform or discharge, the Excluded Liabilities. As used in this Agreement, the term “Excluded Liabilities” shall mean, except as otherwise provided herein, all Liabilities to the extent not arising out of, in respect of or relating to the Business or the Acquired Assets before, on or after the Closing Date (including, for the avoidance of doubt, all Liabilities of the Sold Companies and the Asset Sellers to the extent not arising out of, in respect of or relating to the Business or the Acquired Assets), including the following but expressly excluding the Assumed Liabilities:

(i) unless otherwise required by applicable Law in respect of the Sold Companies, any intercompany accounts payable due to Sellers or their Affiliates as of the Closing Date;

(ii) all Liabilities to the extent arising out of, resulting from, relating to or otherwise in respect of (A) any business other than the Business, (B) any Asset other than the Acquired Assets or the existence, ownership, possession, operation, conduct or condition thereof, (C) Contract other than any Acquired Contract (including without limitation all Liabilities under the Shared Sales & Service Agreements that do not relate to or arise out of the Business), in each case before, on or after the Closing Date;

(iii) all Liabilities to the extent they are in respect of, relate primarily to or arise primarily out of any Excluded Asset;

(iv) all Liabilities for Taxes, whether or not accrued, assessed or currently due and payable, relating to the operation or ownership of the Business (including for clarification the Sold Companies and the Acquired Assets) for any period (or portion thereof in the case of a Straddle Period) ending on or prior to the Closing Date, except for Taxes identified on the Final Statement of Net Asset Value but only to the extent of the amounts reflected on such Final Statement of Net Asset Value (for purposes of this clause (iv), all real property Taxes, personal property Taxes and similar ad valorem obligations levied with respect to the Business or the Acquired Assets for a taxable period that includes (but does not end on) the Closing Date shall be apportioned in the manner described in Section 5.6(c) hereof);

(v) all Liabilities of the Sellers or their Affiliates or the Business under confidentiality agreements to which any Seller is a party relating to the sale of the Business;

(vi) all Liabilities relating to or arising out of any property or facility previously owned, leased, occupied, used or operated by Seller or any of its Affiliates in connection with the Business but that is not, immediately prior to the Closing Date, owned, leased, used, occupied or operated by Seller or any of its Affiliates;

(vii) all Liabilities payable to trade creditors arising out of the operation or conduct by a Seller or any of its Affiliates of any business other than the Business;

(viii) all Liabilities relating to or otherwise in respect of the Sellers or their Affiliates or the Business with respect to (A) Company Group Plans, (B) any current employees, consultants and directors of the Business and (C) Former Employees and former consultants and directors of the Business, in each case except to the extent expressly assumed in Section 5.9;

(ix) any Liability of the Sellers or any of their Affiliates to or under any multiemployer plan (as defined in Section 3(37) of ERISA) in connection with any complete or partial withdrawal therefrom arising in connection with or otherwise relating to the consummation of the transactions contemplated under this Agreement;

(x) all Liabilities whatsoever of the Sold Companies which do not relate to the Business; and

(xi) all actions, suits, proceedings, claims, Liabilities, losses, fines, penalties, damages, costs and expenses (including fees and expenses of counsel) and all other Liabilities of any kind that relate to acts or omissions prior to the Closing Date under and pursuant to the Road Sales & Service Agreements or Shared Sales & Service Agreements.

SECTION 2.3.  Consideration.

(a) On the Closing Date and subject to the terms and conditions set forth in this Agreement, in consideration of the sale, assignment and transfer of the Sold Shares and the Acquired Assets, the Buyers will pay to the Sellers $1,303,000,000.00 (One Billion Three Hundred Three Million Dollars) by wire transfer of immediately available funds in U.S. dollars, free and clear of any withholdings or other deductions except to the extent required by any U.S., state, local or foreign Laws (subject to the subsequent sentence of this Section 2.3(a)), plus Estimated Cash (the “Initial Purchase Price,” and as adjusted pursuant to Section 2.3(b) and Section 2.6, the “Purchase Price”). The parties agree that, to the extent required by applicable Law in any non-U.S. jurisdiction in which Acquired Assets or Sold Shares are being transferred on the Closing Date, the applicable Buyer will pay the applicable Seller the applicable portion of the Initial Purchase Price (as allocated pursuant to Schedule 2.7 or otherwise agreed by the parties) by wire transfer of immediately available funds in local currency, at the then prevailing currency exchange rate as published by the Wall Street Journal on the Business Day prior to the Closing Date.

(b) No later than two Business Days prior to the Closing Date, the Sellers shall deliver to Buyer Parent a good faith estimate of cash on the balance sheets of the Sold Companies as of the Closing Date, net of any Indebtedness of the Sold Companies and Asset Sellers that is an Assumed Liability under Section 2.2(b)(iv) (“Closing Date Cash”, and such estimate, the “Estimated Cash”). For the avoidance of doubt, Closing Date Cash and Estimated Cash can be a negative number. Pursuant to the procedures set forth in Section 2.6 in respect of the Net Asset Value Statement, following the Closing the parties shall calculate and agree upon Closing Date Cash. To the extent Estimated Cash exceeds Closing Date Cash, the applicable Seller shall pay to the applicable Buyer such excess in U.S. dollars at the currency exchange rate in effect on the Closing Date as published by the Wall Street Journal. To the extent Closing Date Cash exceeds Estimated Cash, the applicable Buyer shall pay to the applicable Seller such excess in U.S. dollars at the currency exchange rate in effect on the Closing Date as published by the Wall Street Journal. Such payment shall be made contemporaneously with payments between the parties pursuant to Section 2.6(e).

SECTION 2.4.  The Closing.

(a) Unless this Agreement shall have been terminated pursuant to Article VIII, and subject to satisfaction or waiver of the conditions set forth in Articles VI and VII, the closing (the “Closing”) of the transactions contemplated by this Agreement shall take place at the offices of Ingersoll-Rand Company, on a day that is at least five Business Days following the satisfaction or waiver of all of the conditions set forth in Articles VI and VII hereof, or at such other place and time as may be agreed upon by IR and Buyer Parent (the date on which the Closing actually occurs is referred to as the “Closing Date”). The parties will use reasonable efforts to schedule the Closing Date for the last day of a calendar month. Unless the parties agree otherwise, the Closing will be deemed to have occurred at the close of business local time in each applicable jurisdiction on the Closing Date.

(b) Deferred Items - Government Approvals.

(i) If, on the Closing Date:

(A)
(x) any Seller or applicable Buyer has not obtained any required Consent of a Governmental Authority in India or the People’s Republic of China or any shareholder approval in India legally required in order to transfer (directly or indirectly) any Sold Shares or any Acquired Assets (the “Deferred Items”), and (y) all other conditions precedent to the Closing have been satisfied or waived, or

(B)
(x) there is in effect any injunction, restraining order or decree of any nature of any Governmental Authority of competent jurisdiction in India or the People’s Republic of China or any Law or Order in India or the People’s Republic of China that restrains or prohibits the transfer to the applicable Buyer of the Deferred Items that is not permanent or remains appealable (a “Non-Final Injunction”), and (y) all other conditions precedent to the Closing have been satisfied or waived, such Deferred Items shall be withheld from transfer on the Closing Date, and the closing of such Deferred Item shall be delayed. The Buyer shall not pay the Purchase Price allocable to such Deferred Item (as set forth on Schedule 2.7), until the closing of such Deferred Item (each, a “Deferred Transfer”). Until each Deferred Transfer occurs, the Sellers and the Buyers shall continue to use commercially reasonable efforts to obtain all such Consents relating to the Deferred Items or the transfer thereof, and/or to cause all Non-Final Injunctions relating to the Deferred Items or the transfer thereof to be lifted.

(ii) From and after the Closing, and until such time as the closing of a Deferred Item has occurred, Sellers shall retain ownership of such Deferred Item and shall operate the Business as it relates to such Deferred Item for the Sellers’ sole benefit; provided, however, that Sellers’ pre-Closing obligations under this Agreement, including for the avoidance of doubt Section 5.1 hereof, shall continue in force with respect to such Deferred Item until its Deferred Transfer occurs.

(iii) Subject to Section 2.4(b)(iv), the closing of a transfer of each Deferred Item shall be effected on the fifth Business Day after receipt of all applicable legally required Consents and the lifting of all applicable Non-Final Injunctions, or at such other time as the parties may agree.

(iv) At any time on or after the date that is the first anniversary of the Closing Date, so long as Buyer Parent’s failure to comply with the last sentence of Section 2.4(b)(i) is not the primary cause of the failure of any Deferred Item to be transferred, Buyer Parent may, by delivery of written notice to IR (each an “Abandonment Notice”), elect to abandon the purchase of the remaining Deferred Items.

SECTION 2.5.  Deliveries at the Closing.

(a) At or prior to the Closing, and subject to any local requirements and practices pertaining to the transfer of shares and assets in each jurisdiction, the Asset Sellers shall deliver or cause to be delivered or made available to the Asset Buyers the following:

(i) bills of sale in form reasonably acceptable to the Asset Buyers and Asset Sellers (the “Bills of Sale”) and any other deeds, bills of sale, assignments and other instruments of transfer necessary to transfer and assign all right, title and interest of the Sellers in, to and under the Acquired Assets, in each case free and clear of all Encumbrances other than Permitted Encumbrances (exclusive of the Real Property), duly executed by the appropriate Sellers;

(ii) the Assignment and Assumption of Trademarks, the Assignment and Assumption of Patents, each executed by the appropriate Sellers, and any and all documents, agreements, certificates and other instruments as may be necessary to assign the Registered Intellectual Property constituting Acquired Assets to the Buyer and register the same in the name of a Buyer or designee thereof;

(iii) the Intellectual Property Agreement, substantially in the form of Exhibit D;

(iv) with respect to each parcel of Owned Real Property that is owned by an Asset Seller, a duly executed and acknowledged deed (or local legal equivalent), in each case in proper recordable form and sufficient to vest in the Buyer good and marketable title to each such parcel of Owned Real Property, in each case free and clear of all Encumbrances other than Permitted Encumbrances (collectively, the “Deeds”), together with such affidavits, tax forms, and other documentation as may be required by applicable Law to allow for recordation;

(v) an assignment and assumption agreement relating to each Real Estate Lease held by an Asset Seller, in a form to be mutually agreed by the Buyers and the Sellers (subject to any modifications advisable to comport with local law) (the “Assignment and Assumption of Real Estate Leases”);

(vi) from each Asset Seller conveying Real Property located in the United States, an affidavit, sworn to under penalty of perjury, setting forth such Asset Seller’s name, address and federal tax identification number and stating that such Asset Seller is not a “foreign person” within the meaning of Section 1445 of the Code;

(vii) to the extent action by its Board of Directors (or equivalent thereof) and/or its shareholders (or equivalent thereof) is required by its respective governing documents, a certificate of the Secretary (or equivalent thereof) of each Asset Seller certifying that the resolutions adopted by its Board of Directors (or the equivalent thereof) and, if applicable, shareholders (or the equivalent thereof) attached thereto, authorizing the execution and delivery by such Asset Seller of this Agreement and the other Closing Agreements to which such Asset Seller is a party, and the performance by such Asset Seller of its obligations hereunder and thereunder, were duly and validly adopted and are in full force and effect; and

(viii) such other instruments and documents, in form and substance reasonably acceptable to Asset Buyers and Asset Sellers, as may be reasonably requested by Asset Buyers to effect the Closing.

(b) At or prior to the Closing, the Stock Sellers shall deliver or cause to be delivered or made available to the Stock Buyers the following:

(i) stock certificates (or local legal equivalent) evidencing the Sold Shares to be sold by such Stock Seller duly endorsed in blank, or accompanied by stock powers duly executed in blank;

(ii) the corporate charters, minutes and stock record books and corporate seals (or local equivalent) of each Sold Company;

(iii) to the extent action by its Board of Directors (or equivalent thereof) and/or its shareholders (or equivalent thereof) is required by its respective governing documents, a certificate of the Secretary (or equivalent thereof) of each Stock Seller certifying that the resolutions adopted by its Board of Directors (or the equivalent thereof) and, if applicable, its shareholders (or the equivalent thereof) attached thereto, authorizing the execution and delivery by such Stock Seller of this Agreement and the other Closing Agreements to which such Stock Seller is a party, and the performance by such Stock Seller of its obligations hereunder and thereunder, were duly and validly adopted and are in full force and effect;

(iv) from the seller of Blaw Knox Construction Equipment Corporation, a certification from Blaw Knox Construction Equipment Corporation dated within 30 days of the Closing Date and in accordance with Treasury Regulation Section 1.1445-2(c) certifying that an interest in Blaw Knox Construction Equipment Corporation is not a United States real property interest because the Company is not and has not been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and

(v) such other instruments and documents, in form and substance reasonably acceptable to the Stock Buyers and Stock Sellers, as may be reasonably requested by the Stock Buyers to effect the Closing.

(c) At or prior to the Closing, the Buyers shall deliver or cause to be delivered to Sellers the following:

(i) the Initial Purchase Price by wire transfer of immediately available funds to an account or accounts designated by Sellers;

(ii) appropriately executed agreements and other documents and instruments providing for the matters described in Sections 2.1 and 2.2, in form and substance reasonably satisfactory to Sellers;

(iii) to the extent action by its Board of Directors (or equivalent thereof) and/or its shareholders (or equivalent thereof) is required by its respective governing documents, a certificate of the Secretary (or equivalent thereof) of each Buyer certifying that, the resolutions adopted by its Board of Directors (or the equivalent thereof) and, if applicable, its shareholders (or the equivalent thereof), attached thereto, authorizing the execution and delivery by such Buyer of this Agreement and the other Closing Agreements to which such Buyer is a party, and the performance by such Buyer of its obligations hereunder and thereunder, were duly and validly adopted and are in full force and effect;

(iv) the Intellectual Property Agreement;

(v) the Assignment and Assumption of Trademarks, the Assignment and Assumption of Patents, and Assignment and Assumption of Real Estate Leases, each in form and substance reasonably satisfactory to Sellers and Buyers and duly executed by the applicable Buyer(s); and

(vi) such other instruments and documents, in form and substance reasonably acceptable to Buyers and Sellers, as may be reasonably requested by the Sellers to effect the Closing.

(d) At or prior to the Closing, the Sellers and the Buyers shall, or shall cause their respective Affiliates to, as applicable, execute and deliver each of the following agreements (collectively, the “Closing Agreements”):

(i) the Transition Services Agreement;

(ii) the Supply Agreement India;

(iii) agreement for the distribution of certain of IR’s non-road products at the IRES Stores, substantially on the terms attached hereto as Exhibit E (the “IRES Sales and Service Agreement”) or such other terms as the parties may agree; and

(iv) agreement for the provision of services to IR’s construction equipment business by the Annandale service center, substantially in the form of the Transition Services Agreement; provided, however, that the term shall be for 12 months. (the “Administrative Services Agreement”).

SECTION 2.6.  Post-Closing Purchase Price Adjustment.

(a) Within 45 days of the Closing Date, the Buyers shall make available or deliver to the Sellers the final standard trial balances as of the Closing Date and related supplemental schedules for the Acquired Assets, Sold Shares and Assumed Liabilities. Within 45 days after all such materials described in the preceding sentence have been received by Sellers or made available to Sellers, the Sellers will prepare, or cause to be prepared, a statement containing a calculation of the Net Asset Value as of the Closing (the “Net Asset Value Statement”), which shall be prepared in accordance with the definition of Net Asset Value. “Net Asset Value” shall mean the book value of the Acquired Assets (excluding any Excluded Assets) less Assumed Liabilities (excluding any Excluded Liabilities) of the Business, and the book value of the assets and liabilities of the Sold Companies, determined on a combined basis in accordance with Modified GAAP applied on a basis consistent with, and reflecting all categories of adjustments on, the Base Statement of Net Asset Value. The Buyers will assist and cooperate with the Sellers in the preparation of the Net Asset Value Statement, including by providing the Sellers and their accountants access to the Books and Records of the Business and to any other information necessary to prepare the Net Asset Value Statement.

(b) The Buyers shall, within 30 days after the delivery by the Sellers of the Net Asset Value Statement, complete their review of the Net Asset Value Statement. In the event that the Buyers determine that the Net Asset Value Statement has not been prepared on a basis consistent with the requirements of Section 2.6(a), the Buyers shall, on or before the last day of such 30-day period, inform the Sellers in writing (the “Objection”), setting forth a specific description of the basis of the Objection, the adjustments to the Net Asset Value Statement which the Buyers believe should be made, and the Buyers’ calculation of the Net Asset Value, and the Buyers shall be deemed to have accepted any items not specifically disputed in the Objection. Failure to so notify the Sellers shall constitute acceptance and approval of the Sellers’ calculation of the Net Asset Value.

(c) If the Net Asset Value calculated by the Buyer and the Net Asset Value calculated by the Sellers are both less than the Net Asset Value Base Amount, the Sellers shall pay an amount in cash equal to the sum of (w) the amount of the deficiency between the Net Asset Value Base Amount and the Net Asset Value calculated by the Sellers plus (x) interest computed at the rate declared from time to time by JPMorgan Chase Bank at its “base rate” (the “Prime Rate”) for the period from the Closing Date to the date of such payment of the deficiency amount, in immediately available funds to the Buyer no later than the third Business Day following the Sellers’ receipt of the Buyers’ Objection. If the Net Asset Value calculated by the Buyers and the Net Asset Value calculated by the Sellers are both greater than the Net Asset Value Base Amount, the Buyer shall pay the Sellers an amount in cash equal to the sum of (y) the amount of the excess of the Net Asset Value calculated by the Buyer over the Net Asset Value Base Amount plus (z) interest computed at the Prime Rate for the period from the Closing Date to the date of such payment of the excess amount, in immediately available funds to the Sellers no later than the third Business Day following the Sellers’ receipt of the Buyers’ Objection.

(d) The Sellers shall have 30 days following the date they receive the Objection to review and respond to the Objection. The Buyers will provide the Sellers and their accountants access to any relevant books and records of the Business not in the possession of Sellers, work papers and to any other information necessary to evaluate the Objection. If the Sellers and the Buyers are unable to resolve all of their disagreements with respect to the determination of the foregoing items by the 30th day following the Sellers’ response thereto, after having used their good faith efforts to reach a resolution, they shall refer their remaining differences to Deloitte & Touche or another internationally recognized firm of independent public accountants as to which the Sellers and the Buyers mutually agree (the “CPA Firm”), who shall, acting as experts in accounting and not as arbitrators, determine on a basis consistent with the requirements of Section 2.6(a), and only with respect to the specific remaining accounting related differences so submitted, whether and to what extent the Net Asset Value Statement requires adjustment. The Sellers and the Buyers shall request the CPA Firm to use its best efforts to render its determination within 45 days. The CPA Firm’s determination shall be conclusive and binding upon the Sellers and the Buyers. The Sellers and the Buyers shall make reasonably available to the CPA Firm and each other all relevant books and records, any work papers (including those of the parties’ respective accountants) and supporting documentation relating to the Net Asset Value Statement and all other items reasonably requested by the CPA Firm. The “Final Statement of Net Asset Value” shall be (i) the Net Asset Value Statement in the event that (x) no Objection is delivered to the Sellers during the initial 30-day period specified above or (y) the Sellers and the Buyers so agree, (ii) the Net Asset Value Statement, adjusted in accordance with the Objection, in the event that (x) Sellers do not respond to the Objection during the 30-day period specified above following receipt by the Sellers of the Objection or (y) the Sellers and the Buyers so agree or (iii) the Net Asset Value Statement, as adjusted pursuant to the agreement of the Buyers and the Sellers or as adjusted by the CPA Firm together with any other modifications to the Net Asset Value Statement agreed upon by Sellers and the Buyers. All fees and disbursements of the CPA Firm shall be borne equally by the Sellers, on the one hand, and the Buyers, on the other hand.

(e) If the calculation of the Net Asset Value contained in the Final Statement of Net Asset Value is less than the Net Asset Value Base Amount, the Sellers shall pay an amount in cash equal to the difference of (x) the amount of such deficiency minus (y) any amounts paid by the Sellers to the Buyers pursuant to clause (w) of Section 2.6(c) (not including any interest provided for in clause (x) of Section 2.6(c)) (such difference, the “Remaining Net Asset Value Deficiency”), plus (z) interest computed at the Prime Rate for the period from the Closing Date to the date of such payment on the Remaining Net Asset Value Deficiency, in immediately available funds to the Buyers within three (3) Business Days after the ultimate determination of the Final Statement of Net Asset Value as provided in this Section 2.6. If the calculation of the Net Asset Value contained in the Final Statement of Net Asset Value is greater than the Net Asset Value Base Amount, the Buyers shall pay an amount in cash equal to the difference of (1) the amount of such excess minus (2) any amounts paid by the Buyers in cash to the Sellers pursuant to clause (y) of Section 2.6(c) (not including any interest provided for in clause (z) of Section 2.6(c)) (such difference, the “Remaining Net Asset Value Excess”), plus (3) interest computed at the Prime Rate for the period from the Closing Date to the date of such payment on the Remaining Net Asset Value Excess, in immediately available funds to the Sellers, within three (3) Business Days after the ultimate determination of the Final Statement of Net Asset Value as provided in this Section 2.6.

(f) The Base Statement of Net Asset Value has been prepared in good faith by the Sellers for the purpose of correctly listing, to the Knowledge of the Sellers, all Acquired Assets (excluding, for the avoidance of doubt, Excluded Assets and excluding Cash that is included in the adjustment provided for in Section 2.3(b)) and Assumed Liabilities (excluding, for the avoidance of doubt, Excluded Liabilities and excluding Indebtedness of the Sold Companies that is included in the adjustment provided for in Section 2.3(b)) as of the date of the Base Statement of Net Asset Value. For the avoidance of doubt, the parties intend that the Base Statement of Net Asset Value and the Final Statement of Net Asset Value shall not include any Excluded Assets or Excluded Liabilities. The Base Statement of Net Asset Value and the Final Statement of Net Asset Value shall be consistently prepared. In the event that the parties determine, in good faith, that the Base Statement of Net Asset Value should have taken into account any Asset or Liability of the Business which mistakenly was not so included, then the Base Statement of Net Asset Value shall be adjusted accordingly and the Final Statement of Net Asset Value shall be prepared on a basis consistent with the revised Base Statement of Net Asset Value. In the event that the Base Statement of Net Asset Value takes into account any Asset or Liability which the parties later determine, in good faith, should not have been so included, then the Base Statement of Net Asset Value shall be adjusted accordingly and the Final Statement of Net Asset Value shall be prepared on a basis consistent with the revised Base Statement of Net Asset Value. In the event that the parties are unable to agree upon adjustments in accordance with this Section 2.6(f) after discussion for 30 days, the disagreement shall be resolved by the CPA Firm who shall, acting as experts in accounting and not as arbitrators, determine on a basis consistent with the requirements of this Section 2.6(f), and only with respect to the specific disagreements so submitted, the proper adjustments.

SECTION 2.7.  Purchase Price Allocation.

(a) The Purchase Price (including Assumed Liabilities that are treated as assumed for Tax purposes) shall be allocated among (i) the Acquired Assets sold by the Asset Sellers and (ii) the Sold Shares, in a manner that will be mutually agreed by the parties, in good faith, as soon as practicable following the execution of this Agreement. In the event an adjustment to the Purchase Price is made pursuant to Section 2.3(b) or 2.6 or otherwise under this Agreement, the allocation of the Purchase Price (including Assumed Liabilities that are treated as assumed for Tax purposes) shall be revised to allocate such adjustment to the Acquired Assets or Sold Shares, as the case may be, based upon the item to which such adjustment is attributable.

(b) The Sellers shall prepare an allocation among the Acquired Assets sold by the Asset Sellers in the United States (in accordance with the allocation that is agreed under Section 2.7(a) and Section 1060 of the Code and the Treasury Regulations promulgated thereunder) and submit it to the Buyers for their approval within 60 days of the final purchase price adjustment. If within 30 days of such submission the Buyers and the Sellers are unable to agree upon the allocation after negotiating in good faith, the parties will each prepare their own allocation in a manner consistent with Section 1060 of the Code and the Treasury Regulations promulgated thereunder.

(c) Except as otherwise provided by the immediately preceding paragraph or as required by applicable Law, the Sellers and the Buyers shall report the Tax consequences of the transactions contemplated by this Agreement in a manner consistent with the allocation that is agreed under Section 2.7(a) and the Purchase Price allocation described therein, as it may be revised from time to time, and shall not take any position inconsistent therewith in preparing any Tax Returns, (including IRS Form 8594 and any other Tax forms or filings), as well as in preparing any published financial statements in accordance with Modified GAAP, and none of the Buyers or the Sellers shall take any position inconsistent therewith upon examination of any Tax Return, in any Tax refund claim, or in any Tax litigation or investigation, in each case involving a material amount of Taxes, without the prior written consent of IR or Buyer Parent, in each case, such consent not to be unreasonably withheld or delayed.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

The Sellers, jointly and severally, hereby represent and warrant to the Buyers as of the date hereof and as of the Closing Date as follows:

SECTION 3.1.  Organization.

Each of the Sellers and Sold Companies is a corporation or other business entity duly incorporated or organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization. Each of the Sellers and Sold Companies has all requisite corporate or other power and authority to own its Assets and to carry on its business as now being conducted and is duly qualified or licensed to do business and is in good standing in the jurisdictions in which the ownership of its property or the conduct of its business requires such qualification or license, except where the failure to be so qualified or licensed would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

SECTION 3.2.  Authorization, Enforceability.

Each of the Sellers has the corporate or other power and authority to execute and deliver this Agreement and each Closing Agreement to which it is a party and to perform its obligations hereunder and thereunder. Except as described on Schedule 3.7, the execution and delivery by each Seller of this Agreement and each Closing Agreement to which it is a party, and the performance by such Seller of its obligations hereunder and thereunder, have been duly authorized by all necessary corporate or other action on the part of such Seller. This Agreement has been duly executed and delivered by each of the Sellers and each Seller shall duly execute and deliver each Closing Agreement to which it is a party and, assuming due authorization, execution and delivery by the Buyers, this Agreement constitutes, and each Closing Agreement shall constitute, a valid and binding agreement of each of the Sellers party thereto, enforceable against each of them in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

SECTION 3.3.  Capital Stock of the Sold Companies.

Set forth on Schedule 3.3 is the jurisdiction of incorporation or organization and the number of authorized, issued and outstanding shares of each of the Sold Companies and, except as set forth on Schedule 3.3, there are no other authorized, issued or outstanding shares of capital stock of the Sold Companies. Except as set forth on Schedule 3.3, all of the issued and outstanding Sold Shares are owned of record, free and clear of any and all Encumbrances, by the Stock Seller identified on Schedule 3.3 as owning such Sold Shares. All of such issued and outstanding Sold Shares and shares of the other Sold Companies have been validly issued, are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights. Except as set forth on Schedule 3.3, there are no outstanding options, warrants, calls, rights or any other agreements relating to the sale, issuance or voting of any shares of the capital stock of the Sold Companies, or any securities or other instruments convertible into, exchangeable for or evidencing the right to purchase any shares of capital stock of the Sold Companies. Except for any intercompany arrangements that may exist with IR or its Affiliates, which are disclosed on Schedule 3.11 or Schedule 3.15(a), none of which shall transfer to the Buyers or remain binding upon any Sold Company after the Closing, and except for the Dominator Agreement and the ABG Agreement, no Sold Company and no Stock Seller of any Sold Shares of any Sold Company is party to any agreement that grants any Person (other than a Sold Company) any rights in respect of (i) corporate governance or profits of any Sold Company and or (ii) voting rights of any Sold Shares.

SECTION 3.4.  Subsidiaries. No Sold Companies have any Subsidiaries or own, or have any obligation to make or acquire, any Investments, except as set forth on Schedule 3.3.

SECTION 3.5.  Financial Statements.

(a) The combined unaudited balance sheet of the Business as of December 31, 2006 (the “Balance Sheet”) and the related unaudited combined income statement of the Business for the year ended December 31, 2006 (together with the Balance Sheet, the “Financial Statements”) are attached hereto as Schedule 3.5. The Financial Statements have been prepared from the Books and Records of the Business and in accordance with Modified GAAP applied on a consistent basis. The unaudited combined income statement included in the Financial Statements presents fairly in all material respects the combined results of operations of the Business for the period covered, and the Balance Sheet presents fairly in all material respects the combined financial condition of the Business as of its date, in each case in accordance with Modified GAAP applied on a consistent basis.

(b) Section 3.5(a) is qualified by the fact that the Acquired Assets and Sold Companies comprising the Business have not operated as separate “stand alone” entities within IR. As a result, the Business, the Acquired Assets and the Sold Companies have been allocated certain charges and credits for purposes of the preparation of the Financial Statements. Such allocations of charges and credits do not necessarily reflect the amounts that would have resulted from arms-length transactions or the actual costs that would be incurred if the Business operated as an independent enterprise.

SECTION 3.6.  Absence of Undisclosed Liabilities. There are no Liabilities of any kind whatsoever, and, to the Knowledge of the Sellers, there are no existing facts, conditions or set of circumstances which could reasonably be expected to give rise to or result in any such Liability, that are required to be reflected in a combined balance sheet of the Business prepared in accordance with Modified GAAP, other than Liabilities (i) reflected on, or reserved for in, the Balance Sheet, (ii) arising after December 31, 2006, in the ordinary course of business and consistent with past practices, (iii) disclosed on Schedule 3.6 and Schedule 3.11(e), (iv) that would not, individually or in the aggregate, have a Company Material Adverse Effect and (v) that constitute Excluded Liabilities.

SECTION 3.7.  No Approvals or Conflicts. Except as set forth on Schedule 3.7, the execution, delivery and performance by the Sellers of this Agreement and the Closing Agreements and the consummation by the Sellers of the transactions contemplated hereby and thereby do not and will not (i) violate, conflict with or result in a breach by any of the Sellers or the Sold Companies of the organizational documents of any of the Sellers or the Sold Companies, (ii) violate, conflict with or result in a breach of, or constitute a default by any of the Sellers or the Sold Companies (or create an event which, with notice or lapse of time or both, would constitute a default) under any Contract to which any of the Sellers or the Sold Companies or any of their respective properties may be bound, (iii) violate or result in a breach of any Order or Law applicable to any of the Sellers or the Sold Companies or any of their respective properties, (iv) except for applicable requirements of the HSR Act and Other Competition Laws and as may be required solely by reason of the Buyers’ (as opposed to any other third parties’) participation in the transactions contemplated hereby, require any Consent of any Governmental Authority and (v) require any Consent of any other Person, except, in each of the foregoing cases, as would not individually or in the aggregate reasonably be expected to have a Company Material Adverse Effect or a material and adverse effect on the ability of any of the Sellers to consummate the transactions contemplated by this Agreement.

SECTION 3.8.  Compliance with Law; Governmental Authorizations . Except as set forth on Schedule 3.8, the Sold Companies and the Asset Sellers in respect of the Acquired Assets and the conduct of the Business are in compliance, in all material respects, with the Orders and Laws applicable to them and their respective properties. Except as set forth on Schedule 3.8, during the two years prior to the date hereof, the Business has been conducted and the Acquired Assets have been used and operated by the Sellers and their Affiliates in compliance with the Orders and Laws applicable to them and their respective properties, except for incidents of non-compliance that would not, individually or in the aggregate, have a Company Material Adverse Effect. The Asset Sellers and the Sold Companies have all material licenses, permits, franchises, registrations and other governmental authorizations necessary to conduct the Business as presently conducted as a going concern (“Permits”). This Section 3.8 (a) does not relate to matters with respect to (i) Taxes, which are the subject of Section 3.11, (ii) ERISA and other Laws applicable to the benefit plans, which are the subject of Section 3.12, and (iii) environmental matters, which are the subject of Section 3.16.

SECTION 3.9.  Litigation. Except as set forth on Schedule 3.9, there is (a) no material outstanding Order against any Seller relating to the Business, any of the Sold Companies or the Sold Shares or any of the Acquired Assets, (b) no suit, action or legal, governmental, administrative, arbitration or regulatory proceeding (“Proceeding”) that is material and pending or, to the Knowledge of the Sellers, threatened against any Seller or Sold Company relating to the Business, any of the Sold Companies or the Sold Shares or any of the Acquired Assets, and (c) no material investigation by any Governmental Authority pending or, to the Knowledge of the Sellers, threatened against the Sellers or the Sold Companies relating to the Business, any of the Sold Companies or the Sold Shares or any of the Acquired Assets. Except as set forth on Schedule 3.9, or elsewhere in the Disclosure Schedules to this Agreement to the extent that it is apparent on the face of such disclosure that such disclosure contains information which also modifies this sentence, to the Knowledge of the Sellers, there are no existing facts, conditions or circumstances which could reasonably be expected to result in or give rise to any material suit, action or legal, governmental, administrative, arbitration or regulatory Proceeding against any Asset Seller in respect of the Business or against any Sold Company.

SECTION 3.10.  Ordinary Course. Except as set forth in Schedule 3.10, with respect to the matter disclosed in Schedule 3.11(e) or as specifically contemplated by this Agreement, from December 31, 2006 through the date of this Agreement, the Business has been conducted in all material respects in the ordinary course consistent with past practice.

SECTION 3.11.  Tax Matters. Except as set forth in Schedule 3.11:

(a) All material Tax Returns required to be filed by or on behalf of the Sold Companies or in connection with the Business or the Acquired Assets have been, or will be by the Closing Date, duly and timely filed (subject to permitted extensions applicable to such filing), such Tax Returns are, or will be, correct and complete in all material respects and all material Taxes due and payable (by withholding or otherwise) on or prior to the Closing Date in respect of the Business, the Acquired Assets or the Sold Companies have been, or will be by the Closing Date, fully, duly and timely paid. Any charges, accruals or reserves (if any) for Taxes payable by the Sold Companies accrued as of the Closing Date but not yet due and payable on or prior to that date will be adequately reflected on the Final Statement of Net Asset Value.

(b) No claim for any unpaid material Taxes has become an Encumbrance against the Acquired Assets or any Assets of the Sold Companies except for Permitted Encumbrances.

(c) There are no examinations, audits, actions, Proceedings, investigations, disputes, assessments or claims pending, asserted or threatened in writing regarding Taxes relating directly to the Sold Companies, the Business or the Acquired Assets that would reasonably be expected to result in a material increase in Taxes relating to the Sold Companies, the Business or the Acquired Assets for any taxable period ending after the Closing Date. No written notice from any Taxing Authority in a jurisdiction in which Tax Returns are not filed by or on behalf of the Sold Companies or in connection with the Business or the Acquired Assets has been received stating that any of the Sold Companies, the Business or the Acquired Assets is or may be subject to taxation by that jurisdiction

(d) There are no agreements or consents currently in effect for the waiver of any statute of limitations or extension of time with respect to an assessment or collection of any material Taxes of the Sold Companies.

(e) No Sold Company is a party to or bound by any material Tax allocation, Tax Indemnity or Tax sharing agreement.

(f) No Sold Company is or has been a member of an affiliated, consolidated, combined or unitary Tax group.

(g) None of the Acquired Assets or any Assets of any Sold Company is property required to be treated as being owned by any other person pursuant to the "safe harbor lease" provisions of former Section 168(f)(8) of the Code.

(h) None of the Acquired Assets or any Assets of any Sold Company is “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code.

(i) None of the Acquired Assets or any Assets of any Sold Company is "tax-exempt use property" within the meaning of Section 168(h) of the Code.

(j) None of the Sold Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income (in each case, which would result in a material increase in Taxes) for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date, (ii) disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date, (iv) intercompany transaction occurring on or prior to the Closing Date, or (v) excess loss account.

(k) None of the Sold Companies has within the past three (3) years been a party to a transaction (as a “distributing corporation” or “controlled corporation”) intended to qualify under Section 355 of the Code or under so much of Section 356 of the Code as relates to Section 355 of the Code.

(l) To the Knowledge of the Sellers, none of the Sold Companies has entered into any transaction which is a “reportable transaction” (as defined in Treasury Regulation Section 1.6011-4) which has not been adequately disclosed to the IRS.

SECTION 3.12.  Employee Benefits.

(a) Schedule 3.12 contains a true and complete list of all “employee benefit plans” (within the meaning of Section 3(3) of ERISA), including all plans of a similar nature in jurisdictions outside of the United States, whether or not funded and whether or not subject to ERISA, and all severance, change in control, employment, consulting, incentive, bonus, fringe benefit, stock option, stock purchase and restricted stock or stock-based plans, programs, arrangements, agreements or policies which cover any current employee or Former Employees, directors or consultants of the Sold Companies or the Business or in which such individuals participate, or from which such individuals derive a benefit, or in which such individuals may become eligible to participate, and that are sponsored or maintained by, or required to be contributed to by, the Sold Companies or the Sellers or any ERISA Affiliate, or with respect to which the Sold Companies, the Sellers or any ERISA Affiliate may incur any Liability, all of which shall hereinafter be referred to as the “Company Group Plans”. Company Group Plans that are organized in the United States shall hereinafter be referred to as “U.S. Company Group Plans” and Company Group Plans which are not U.S. Company Group Plans shall hereinafter be referred to as “Non-U.S. Company Group Plans.”

(b) Schedule 1.2 contains a true and complete list of all Business Employees, indicating for each: the employer, work location, job title or function, and job status (exempt or non-exempt). Additional information about the Business Employees, as the Buyers may request from time to time, will be provided to Buyers between the date of this Agreement and the Closing, provided that such information may be provided to Buyers under applicable Law. Except as set forth in Schedule 3.12 or as provided by Law, the employment of all Business Employees is terminable at will.

(c) With respect to each Company Group Plan, the Sellers or the Sold Companies have made available to the Buyers or their representatives a current copy thereof (or, where no document exists, a written description of the material terms thereof) including all existing or proposed amendments thereto, and to the extent applicable and existing as of the date hereof, (i) any related trust agreement, insurance Contracts or other funding instrument, (ii) the most recent IRS favorable determination letter, (iii) any summary plan description and (iv) the most current actuarial report, (iv) most recent Form 5500 and attached schedules, and (v) any filings made with a Governmental Authority within the last twelve months. With respect to each Company Group Plan that has not been provided to the Buyers, as indicated on Schedule 3.12(a), such Company Group Plan will not result in any material liability to any Buyer or Sold Company.

(d) Each U.S. Company Group Plan which is intended to be qualified, within the meaning of Section 401 of the Code, has received a favorable determination letter as to its qualification (or has filed for such a letter before the expiration of the applicable remedial amendment period), and nothing has occurred that could reasonably be expected to adversely affect such qualification. Each U.S. Company Group Plan has been administered and maintained in all material respects in compliance with its terms and the applicable provisions of ERISA, the Code and other applicable Laws. None of the Sellers, any Sold Company nor any ERISA Affiliate (i) except as disclosed on Schedule 3.12(d), contributes or has ever contributed to, or had any obligation to contribute to, or withdrawn in a complete or partial withdrawal from, within the last six years, a multiemployer plan as defined in Section 4001(a)(3) or Section (3)(37) of ERISA or (ii) has any fixed or contingent Liability under Section 4204 of ERISA. None of the Sellers, the Sold Companies or any ERISA Affiliate has incurred any material Liability, directly or indirectly, for breach of any provision of ERISA or has engaged in or is a successor or parent corporation to an entity that has engaged in a transaction described in section 4069 of ERISA. To the Knowledge of the Sellers, no condition exists and no event has occurred that could constitute grounds for the termination of any Company Group Plan by the PBGC and no filing has been made or Proceeding commenced to terminate any Company Group Plan.

(e) There are no pending or threatened claims against any Company Group Plan or otherwise involving any Company Group Benefit Plan or the Assets of any Company Group Plan (other than routine claims for benefits) that would impair or hinder any of the Assets or increase the amount of any Liability to be assumed by Buyers (or retained by the Sold Companies) pursuant to the terms of Section 5.9.

(f) Except as set forth in Schedule 3.12(f) or as specifically contemplated by the Agreement, as of the date hereof, none of the Sellers or Sold Companies or any ERISA Affiliate has communicated to any Business Employee or Former Employee of the Sellers or Sold Companies or the Business any intention or commitment to materially modify any Company Group Plan or to establish or implement any other employee or retiree benefit or compensation plan or arrangement (other than as required by applicable Laws or any Collective Bargaining Agreement).

(g) All Non-U.S. Company Group Plans comply and have been maintained in compliance in all material respects with their terms and all applicable Collective Bargaining Agreements and Laws. With respect to all Non-U.S. Company Group Plans, subject to any funding requirements or applicable Law, there is no material unfunded Liability not properly reflected in the Balance Sheet.

(h) Schedule 3.12 contains a true and complete list of all applicable agreements entered into with any works council outside the United States with respect to any current employee or Former Employee of the Business under which any Seller or Sold Company or the Business may incur any Liability. Except as set forth in Schedule 3.12, no early retirement arrangement (“Vorruhestandsvereinbarung”) or old age part-time arrangement (“Altersteilzeitvereinbarung”) is in place with respect to any Business Employee of IR Germany, and none of the Business Employees of IR Germany has the right to enter into any such early retirement or old age part-time arrangement. IR Germany has not agreed to any kind of job guarantee (“Arbeitsplatzgarantie”) or workplace guarantee (“Standortgarantie”) in respect of any Business Employee or Former Employee.

(i) All payments and obligations due or accrued for the period ending on the Closing Date with respect to the Business Employees and consultants to the Business, including all obligations arising under Collective Bargaining Agreements and works agreements, and all contributions and premium payments required to be made to or with respect to each Company Group Plan prior to the Closing Date, and all such payments, obligations, contributions and premium payments for any period ending on or before the Closing Date that are not yet due, will be made or will be properly accrued or reserved for and reflected in the Final Statement of Net Asset Value.

(j) There is no Contract, plan or arrangement covering any Business Employee or consultant to the Business that, individually or collectively, provides for the payment by the Sellers or any of its ERISA Affiliates or the Buyers of any amount that is not deductible under Section 162(a)(1) or 404 of the Code or that is an excess parachute payment pursuant to Section 280G of the Code. To the Knowledge of the Sellers, any “nonqualified deferred compensation plan”, within the meaning of Code Section 409A(d)(1), between the Sellers or any Sold Company and a “service provider” is in good faith compliance with the proposed Treasury Regulation thereunder and IRS Notice 2005-1.

(k) Except as set forth in Schedule 3.12(k), none of the Sellers, any Sold Company, any ERISA Affiliate or any Company Group Plan has any present or future obligation to make any payment to or with respect to any Business Employee or Former Employee pursuant to any retiree medical benefit plan or other retiree welfare benefit plan. Except as set forth on Schedule 3.12(k), no condition exists which would prevent Sellers, any Sold Company or the Buyers from amending or terminating any plan disclosed on Schedule 3.12.

(l) Except as set forth on Schedule 3.12(l), the transactions contemplated by this Agreement will not cause the acceleration of vesting in (except as may be required by Code Section 411(d)), or payment of, any material benefits under any Company Group Plan and shall not otherwise accelerate or increase by any material amount any Liability under any Company Group Plan, including any employment, consulting, severance, separation, change in control or termination agreement or any severance, retention, success bonus, transaction bonus or other compensation plan program or arrangement.

(m) All employees, officers, directors and agents of the Sellers, Sold Companies and their Affiliates who were informed of the transactions contemplated hereby were duly notified that no general communication or representation, or communication or representation may be made to any individual, regarding any employee or employee benefits matters. To the Knowledge of Sellers, no employee, officer, director or agent of any Seller, any Sold Company or any Affiliate of any of them has made any representation with respect to employment by Buyers of any Business Employee, or the terms and conditions of any such employment (including, without limitation, wages, salaries, commissions, bonus opportunities and employee benefits) or the provision by Buyers of any benefits to or with respect to any Business Employee or Former Employee, except with respect to creating the list of Business Employees in Schedule 1.2.

SECTION 3.13.  Labor Relations.

(a) Except as set forth in Schedule 3.13, (i) none of the Sellers, with respect to the Business, nor any Sold Company is a party to any collective bargaining agreement or other agreement established with Business Employees or a group thereof or representatives thereof that sets forth any terms or conditions of employment (including, with respect to Business Employees resident in France, any referendum), or any regional, local, company or business branch practices of Sellers or any Sold Company or any unilateral undertakings that provide for advantages relating to employment exceeding those resulting from applicable Laws (collectively, “Collective Bargaining Agreements”), nor is any such Contract or agreement presently being negotiated or contemplated, (ii) there is no attempt by organized labor to cause the Sellers or any Sold Company to recognize any union or collective bargaining unit not previously recognized with respect to the Business, (iii) there is no unfair labor practice charge or comparable or analogous complaint pending before the National Labor Relations Board or before another comparable administrative body or, to the Knowledge of the Sellers, threatened with any administrative, judicial or other governmental body inside or outside the United States against the Sold Companies or any Seller or Affiliate thereof, with respect to the Business, (iv) there is no grievance, arbitration, or arbitration award pending or, to the Knowledge of the Sellers, threatened against the Sold Companies or any Seller or Affiliate thereof, with respect to the Business, (v) there are currently, and in the five years preceding the date hereof have been, no work stoppages, strikes, slowdowns, warning strikes or other material disruptions by employees of the Business and (vi) neither the Sold Companies nor any Seller, with respect to the Business, is in material breach of any Collective Bargaining Agreement.

(b) The Sellers and the Sold Companies have, whenever required by Law, duly informed and consulted each works' council in connection with the entering into of this Agreement and, where required, said works' councils have accordingly issued an opinion in compliance with applicable Laws.

(c) The Sellers, with respect to the workforce of the Business, and the Sold Companies, have complied in all material respects with all employment Contracts, Collective Bargaining Agreements, and works agreements and all Laws pertaining to the engagement or termination of services of employees, officers, directors or consultants associated with the Business, including, without limitation, all such Laws relating to terms and conditions of employment, labor relations, wages and hours, equal employment opportunities, fair employment practices, immigration, prohibited discrimination or distinction, employment and reemployment rights of members of the uniformed services and occupational safety and health. None of the Sellers nor any Sold Company has any liability for Taxes, benefits or compensation or otherwise as a result of the misclassification of (i) employees as independent contractors or (ii) independent contractors as employees. Except as set forth on Schedule 3.12 or 3.13, neither the Sellers nor Any Sold Company has entered into any severance or similar arrangement in respect of any current employee or Former Employee of the Business that will result in any obligation (absolute or contingent) of the Buyers or the Sold Companies to make any payment to any Business Employee following termination of employment or upon a change of control of the Seller or any Sold Company.

SECTION 3.14.  Intellectual Property. Set forth on Schedule 3.14(a) is a complete and accurate list of all: (i) issued patents and pending patent applications, (ii) utility model registrations and applications (iii) trademark and service mark registrations and applications, (iv) copyright registrations and applications, (v) design registrations and applications, (vi) mask works registrations and applications, and (vi) internet domain name registrations (collectively, “Registered Intellectual Property”), in each case that are either owned by the Sold Companies or that constitute Acquired Assets. With respect to each item of Intellectual Property set forth on Schedule 3.14(a): (a) the applicable Sold Company or Asset Seller is the sole owner of the entire right, title and interest in and to such Intellectual Property free and clear of any Encumbrance, license, or other restriction (other than Permitted Encumbrances); and (b) there is no Proceeding pending, or to the Knowledge of the Sellers, threatened, that challenges the validity, enforceability, registration, ownership or use of such Intellectual Property. Set forth on Schedule 3.14(b) is a complete and accurate list of all Registered Intellectual Property that constitutes Seller Licensed Intellectual Property. Set forth on Schedule 3.14(c) is a complete and accurate list of all Contracts pursuant to which the Sold Companies and the Asset Sellers use or are licensed under the Intellectual Property of third parties in the conduct of the Business (other than shrink wrap and click wrap software, and off-the-shelf software, each with license, maintenance, support, or other fees of less than $50,000 in any 12 month period) ( the “Licensed Intellectual Property”). True, correct and complete copies of all Contracts for Licensed Intellectual Property have been made available to the Buyers. Except as set forth in Schedule 3.14(c), the consummation of the transactions contemplated hereunder will not result in the loss or impairment of the Sold Companies’ or the Buyer’s right to use the Licensed Intellectual Property in connection with the Business, nor require the consent of any Person. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or as otherwise set forth on Schedule 3.14: (i) the Sold Companies and the Asset Sellers in respect of the Business own or have the right to use all Intellectual Property that is necessary to the Business, and (ii) to the Knowledge of the Sellers, the Sold Companies and the Asset Sellers in respect of the Business are not infringing, misappropriating, diluting, or otherwise violating any Intellectual Property of any other Person. Except as set forth on Schedule 3.14, no Proceeding is pending, or to the Knowledge of the Sellers, threatened, alleging that the Sold Companies or that the conduct of the Business by the Asset Sellers infringes upon, dilutes, misappropriates, or otherwise violates the Intellectual Property rights of any other Person. To the Knowledge of the Sellers, no Person is infringing upon, diluting, misappropriating or otherwise violating the Intellectual Property of the Sold Companies or the Intellectual Property that constitutes Acquired Assets. The Sold Companies and the Asset Sellers are taking and have taken all actions required to maintain, and all actions that they reasonably believe are required to protect, each item of Intellectual Property that is material to the Business.

SECTION 3.15.  Contracts.

(a) Schedule 3.15(a) sets forth a complete list as of the date of this Agreement of each of the following Contracts to which any of the Sold Companies or the Asset Sellers in respect of the Business is a party or by which any of them is bound and Company Group Plans (which may be set forth elsewhere in the Disclosure Schedules) (collectively, the “Material Contracts”), provided, that any representation or warranty contained in this Section 3.15(a), to the extent that it pertains to Material Contracts involving information technology, computer systems or software of the Business, is given only to the Knowledge of the Sellers:

(i) Contracts involving the expenditure by the Sold Companies or the Asset Sellers in respect of the Business of more than $1,000,000 per calendar year for the purchase of materials, supplies, Equipment or services, excluding any such Contracts that are terminable by the Sold Companies or the Asset Sellers without penalty on not more than 90 days’ notice and without material Liability and without any material obligations arising during such 90 day period;

(ii) indentures, mortgages, loan agreements, capital leases, or other Contracts of the Sold Companies for the borrowing of money in excess of $1,000,000;

(iii) guarantees of the obligations of other Persons (other than the Sold Companies in respect of the Business) or agreements of indemnity, surety or similar Contracts, whether direct or indirect, involving the potential expenditure by the Sold Companies or the Asset Sellers in respect of the Business after the date of this Agreement of more than $1,000,000 in any instance or $5,000,000 in the aggregate over the lifetime of such Contract;

(iv) all Real Estate Leases listed on Schedule 3.18(a);

(v) Contracts that restrict the Sold Companies or any Sellers after the date of this Agreement from engaging in the Business in any geographic area or competing with any Person in the Business that materially impairs the operation of the Business, taken as a whole;

(vi) license agreements (as licensor or licensee) with third parties (excluding end-user licenses granted to customers of the Sold Companies or the Asset Sellers in respect of the Business), franchise, sales (other than open purchase orders) or commission agreements or similar Contracts under which any of the Sold Companies or the Asset Sellers in respect of the Business is obligated to pay after the date of this Agreement an amount in excess of $1,000,000 during any calendar year or $5,000,000 in the aggregate over the lifetime of such Contract;

(vii) partnership, limited liability company or joint venture agreements, and Contracts for or relating to any investment (whether through the acquisition of an equity interest, the making of a loan or advance or otherwise) in any other person;

(viii) Contracts under which the Sold Companies or the Asset Sellers in respect of the Business has obligations or contingent Liabilities after the date of this Agreement relating to the acquisition or sale of any business enterprise, in each case for consideration in excess of $1,000,000 or $5,000,000 in the aggregate over the lifetime of such Contract;

(ix) Contracts under which any Sold Company or any Asset Seller has granted, or may be required to grant, any Encumbrance other than a Permitted Encumbrance;

(x) any Contract, not otherwise described in this Section 3.15, under which any of the Sold Companies or the Asset Sellers in respect of the Business is obligated to pay or is expected to receive after the date of this Agreement an amount in excess of $1,000,000 during any calendar year or $5,000,000 in the aggregate over the lifetime of such Contract;

(xi) Contracts between any of the Sold Companies or the Asset Sellers in respect of the Business, on the one hand, and any of the Sellers or any Subsidiaries of any of the Sellers (excluding the Sold Companies), on the other, which (A) provides for aggregate payments after the date hereof by or to any of the Sold Companies or any Asset Sellers in respect of the Business of more than $1,000,000 during any calendar year or $5,000,000 in the aggregate over the lifetime of such Contract, or (B) cannot be terminated without penalty on not more than 90 days’ notice and without material Liability and without any material obligations arising under the terms thereof during such 90 day period; and

(xii) the Road Sales & Service Agreements and the Shared Sales & Service Agreements.

(b) True, correct and complete copies of all Material Contracts have been made available to the Buyers. Except as set forth in Schedule 3.15(b), each Material Contract is in full force and effect, and is a valid and binding agreement of the applicable Sold Company or the applicable Asset Seller, enforceable against such Sold Company or Asset Seller in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a Proceeding in equity or at Law) and an implied covenant of good faith and fair dealing. Except as set forth on Schedule 3.15(b), no condition exists or event has occurred that (whether with or without notice or lapse of time or both) would constitute a default by any of the Sold Companies or any Asset Seller or, to the Knowledge of the Sellers, of any other party thereto, under any Material Contract, except for defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All Contracts under Section 3.15(a)(xi) which will survive the Closing are on an arms length basis.  Notwithstanding anything to the contrary stated above, this Section 3.15(b), to the extent it applies to Material Contracts pertaining to information technology, computer systems or software of the Business, is given only to the Knowledge of the Sellers.

SECTION 3.16.  Environmental Matters. Except as set forth on Schedule 3.16:

(a) Each of the Sold Companies and the Asset Sellers in respect of the Business is, and has been, in compliance with all Environmental Laws, except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect;

(b) Each of the Sold Companies and Asset Sellers has obtained all Permits which are required under the Environmental Laws for the ownership, use and operation of the Business, such Permits are in effect and each Sold Company and Asset Seller is, and has been, in compliance with all terms and conditions of such Permits, except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect;

(c) To the Knowledge of the Sellers, none of the Sold Companies or the Asset Sellers in respect of the Business has received any Environmental Claim or notice of any threatened Environmental Claim;

(d) None of the Sold Companies or the Asset Sellers in respect of the Business has entered into, has agreed to, or is subject to, any (i) decree or Order or other similar requirement of any Governmental Authority under any Environmental Laws or (ii) Contract with any Person whereby any of the Sold Companies or Asset Sellers has provided an indemnity for, or otherwise retained responsibility for any Liabilities pursuant to, any Environmental Law; and

(e) None of the Sold Companies or the Asset Sellers in respect of the Business has Released Hazardous Materials into the environment in violation of Environmental Laws or in a manner that would reasonably be expected to result in Liability under Environmental Laws, except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

This Section 3.16 comprises the sole and exclusive representations and warranties of the Sellers relating to Environmental Laws and Hazardous Materials.

SECTION 3.17.  Insurance. Schedule 3.17 lists all insurance policies held in the names of the Sold Companies as of the date hereof. All policies listed on Schedule 3.17 are in full force and effect, all premiums due thereon have been paid and the Sold Companies have complied in all material respects with the provisions of such policies.

SECTION 3.18.  Real Property.

(a) Neither the Sellers nor the Sold Companies own, lease or sublease, occupy or otherwise hold any real property or interests therein primarily used or primarily held for use in the Business as of the date of this Agreement, other than the Real Property listed on Schedule 3.18(a).

(b) A Seller or Sold Company (x) owns and has good, valid and marketable title in and to each parcel of Owned Real Property and all the buildings, structures and other improvements located thereon and fixtures attached thereto, and (y) has good and valid leasehold interests in all Leased Real Property, in each case, free and clear of any and all Encumbrances, except Permitted Encumbrances. Sellers and/or a Sold Company, as applicable, have provided Buyers with (i) true and complete copies of vesting deeds reflecting fee ownership of each parcel of material Owned Real Property, and (ii) true and complete copies of the leases, as amended to date, for each material Leased Real Property.

(c) Except as would not reasonably be expected to have a Company Material Adverse Effect or as set forth on Schedule 3.18(c), with respect to the Real Property:

(i) There is no pending or, to the Knowledge of the Sellers, threatened or contemplated, appropriation, condemnation or like Proceeding affecting the Real Property or any part thereof or of any sale or other disposition of the Real Property or any part thereof in lieu of condemnation or other matters materially affecting and impairing the current use, occupancy or value thereof.

(ii) No Seller or Sold Company has received written notice that it is in violation of any applicable zoning law, regulation or other applicable Law, related to or affecting the Real Property or any portion thereof.

(iii) The use of the Real Property, or any portion thereof and the improvements erected thereon, does not violate or conflict with (x) any covenants, conditions or restrictions applicable thereto or (y) the terms and provisions of any contractual obligations relating thereto.

(iv) Except for normal wear and tear, all of the buildings, structures, improvements and fixtures with respect to the Real Property are in a state of repair, maintenance and operating condition so as to permit, and there are no defects with respect thereto or existing conditions which would impair, the continued day-to-day use of any such buildings, structures, improvements or fixtures in substantially the same manner as conducted prior to Closing.

(d) The Real Property includes all of the properties necessary for the operation of the Business as presently conducted in all material respects and as a going concern, except for any arrangements pertaining to real property that may be provided in the ancillary agreements contemplated hereby.

SECTION 3.19.  Personal Property. The items of material Equipment included in the Acquired Assets are in operating condition and good repair, ordinary wear and tear excepted. A Seller or Sold Company (a) owns and has good title to all of the material Equipment included in the Acquired Assets purported to be owned by it and (b) has valid and subsisting leasehold interests in all of the material Equipment purported to be leased by it, in each case, free and clear of any and all Encumbrances other than Permitted Encumbrances. The Acquired Assets (including, for the avoidance of doubt, all of the Acquired Assets owned or held by any Sold Company) constitute all of the Assets that are required to operate the Business as presently conducted in all material respects and as a going concern, except for any arrangements pertaining to personal property that may be provided in the ancillary agreements contemplated hereby.

SECTION 3.20.  Inventory. All the Inventory reflected on the Balance Sheet is stated therein net of reserves at the lesser of cost or fair market value in accordance with Modified GAAP.

SECTION 3.21.  Accounts Receivable. All the Receivables included in the Acquired Assets shall have arisen from bona fide transactions in the ordinary course of business and represent or will represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business. The respective reserves for doubtful accounts shown on the Balance Sheet are calculated in a manner consistent with Modified GAAP and Sellers’ past practice. There are no pending or threatened disputes, contests, claims or rights of set-off in connection with any Receivables, outside of the ordinary course of business (including with respect to the amount or validity thereof).

SECTION 3.22.  No Brokers’ or Other Fees. Except for Credit Suisse, whose investment banking fees will be paid by IR (exclusive of any fees related to any financing or related services that Credit Suisse may provide to the Buyers, which shall be paid by Buyers), no broker, finder or investment banker is entitled to any fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of any of the Sellers.

SECTION 3.23.  No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, none of the Sellers nor any other Person makes any other express or implied representation or warranty to the Buyers.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYERS

The Buyers, jointly and severally, hereby represent and warrant to the Sellers as follows:

SECTION 4.1.  Organization. Each Buyer is a corporation or other business entity duly incorporated or organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization. Each Buyer has all requisite corporate or other power and authority to own its Assets and to carry on its business as now being conducted and is duly qualified or licensed to do business and is in good standing in the jurisdictions in which the ownership of its property or the conduct of its business requires such qualification or license, except where the failure to be so qualified or licensed would not reasonably be expected, individually or in the aggregate, to materially impede or delay the ability of the Buyer to consummate the transactions contemplated by this Agreement.

SECTION 4.2.  Authorization, Enforceability. Each Buyer has the corporate or other power and authority to execute and deliver this Agreement and each Closing Agreement to which it is a party and to perform its obligations hereunder and thereunder. The execution and delivery by each Buyer of this Agreement and each Closing Agreement to which it is a party, and the performance by such Buyer of its obligations hereunder and thereunder, have been duly authorized by all necessary corporate or other action on the part of such Buyer. This Agreement has been duly executed and delivered by each of the Buyers and each Buyer shall duly execute and deliver each Closing Agreement to which it is a party and, assuming due authorization, execution and delivery by the Sellers, this Agreement constitutes, and each Closing Agreement shall constitute, a valid and binding agreement of each of the Buyers party thereto, enforceable against each of them in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at Law).

SECTION 4.3.  No Approvals or Conflicts. The execution, delivery and performance by the Buyers of this Agreement and the Closing Agreements and the consummation by the Buyers of the transactions contemplated hereby and thereby do not and will not (i) violate, conflict with or result in a breach by any Buyer of the certificates of incorporation, bylaws or equivalent organizational documents of any Buyer, (ii) violate, conflict with or result in a breach of, or constitute a default by any Buyer (or create an event which, with notice or lapse of time or both, would constitute a default) under any Contract to which any of the Buyers or any of their respective properties may be bound, (iii) violate or result in a breach of any Order or Law applicable to any Buyer or any of its properties or (iv) except for applicable requirements of the HSR Act and Other Competition Laws, require any Consent of any Governmental Authority; except, with respect to the foregoing clauses (ii), (iii) and (iv) above, as would not, individually or in the aggregate, reasonably be likely to materially impede or delay the ability of any Buyer to consummate the transactions contemplated by this Agreement.

SECTION 4.4.  Litigation. There are no Proceedings pending or, to the Buyers’ Knowledge, threatened against any Buyer or any of its Subsidiaries that would reasonably be expected to materially impede or delay the ability of any Buyer to consummate the transactions as contemplated by this Agreement. No Buyer is subject to any Order that would reasonably be expected to materially impede or delay the ability of any Buyer to consummate the transactions as contemplated by this Agreement.

SECTION 4.5.  Compliance with Laws; Governmental Authorizations. Neither any Buyer nor any of its Subsidiaries is in violation of any Order or Law applicable to them or any of their respective properties, except where noncompliance would not reasonably be expected to materially impede or delay the ability of any Buyer to consummate the transactions contemplated by this Agreement. Each Buyer and its Subsidiaries have all licenses, permits and other governmental authorizations necessary to conduct their business as currently conducted, except where the failure to have such licenses, permits and other governmental authorizations would not reasonably be expected to materially impede or delay the ability of any Buyer to consummate the transactions contemplated by this Agreement.

SECTION 4.6.  Financial Resources. The Buyers have, and will have on the Closing Date, sufficient cash available to pay the Purchase Price and any other amounts payable by the Buyers in connection with the transactions contemplated by this Agreement.

SECTION 4.7.  No Brokers’ or Other Fees. No broker, finder or investment banker is entitled to any fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Buyers.

SECTION 4.8.  No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, neither the Buyers nor any other Person makes any other express or implied representation or warranty to the Sellers.

ARTICLE V

COVENANTS AND AGREEMENTS

SECTION 5.1.  Conduct of Business Prior to the Closing.

(a) Without the consent of Buyer Parent, which consent shall not be unreasonably withheld or delayed, as otherwise specifically contemplated by this Agreement, during the Pre-Closing Period, the Sellers shall in respect of the Business, and shall cause the Sold Companies to, (i) conduct the Business in all material respects in the ordinary course consistent with past practice and (ii) use all commercially reasonable efforts to maintain and preserve intact the Business and to maintain satisfactory relationships with suppliers, customers, distributors, key employees and other Persons having material business relationships with the Business.

(b) Without limiting the generality of the foregoing, and except as otherwise expressly permitted by this Agreement, during the period from the date of this Agreement through the Closing Date, the Sellers shall not, and shall cause their Affiliates in connection with the Business not to, without the prior written consent of the Buyer, not to be unreasonably withheld or delayed:

(i) (x) sell, assign, lease, transfer or otherwise dispose of any Acquired Assets, or waive or release any rights, other than in the ordinary course of business consistent with past practice and other than transfers to an Affiliate which is then added to the list of Asset Sellers hereunder, (y) permit, allow or suffer any Assets to be subjected to any Encumbrance (other than Permitted Encumbrances), or (z) sell, assign, transfer, license, pledge, encumber, abandon, fail to maintain or otherwise dispose of any Intellectual Property or other intangible Assets;

(ii) create, incur, assume or guarantee any debt or pay any principal with respect to debt;

(iii) enter into any negotiation in respect of any collective bargaining agreement covering employees or enter into, amend, adopt, terminate, increase the payments to or benefits under, or supplement any Company Group Plan or employment, severance, retirement, termination, profit-sharing, bonus, deferred compensation, savings, insurance, pension, or other agreement or plan, or employment policies for any employees, or make any change in the compensation, severance or termination benefits payable or to become payable to any employees (other than planned annual increases in the rates of compensation in the ordinary course of business consistent with past practice);

(iv) make any change in the key management structure of the Business, including the hiring of additional officers or the termination of existing officers;

(v) fail to maintain all Company Group Plans in accordance with applicable Laws;

(vi) acquire by merging or consolidating with, or by purchasing a substantial portion of the Assets or securities of, or by any other manner, any Person;

(vii) make, incur or authorize any individual capital expenditures or commitment for capital expenditures in excess of $1,000,000, otherwise than in accordance with the capital expenditure plans communicated to the Buyer (but excluding capital expenditures in relation to the facility, or the relocation of the facility, in Wuxi, China);

(viii) reduce or delay any budgeted or planned capital expenditures or fail to make any capital expenditures in the ordinary course of business consistent with past practice (but excluding capital expenditures in relation to the facility, or the relocation of the facility, in Wuxi, China);

(ix) except in the ordinary course of business consistent with past practice, enter into, or amend, terminate or waive any right under, any Material Contract or Lease;

(x) amend any Road Sales & Service Agreement or Shared Sales & Service Agreement or any other distribution, agency or license arrangement;

(xi) make or authorize any change in accounting principles, procedures, methods or practices or in any method of calculating bad debt, contingency or other reserve for accounting or financial reporting purposes;

(xii) make or change any election with respect to Taxes; adopt or change any material accounting method with respect to Taxes; amend any material Tax Return; enter into any private letter ruling, closing agreement or similar ruling or agreement with the IRS or any other Taxing Authority; or settle or compromise any audit or proceeding with respect to a material amount of Taxes owed by the Business;

(xiii) fail to keep current and in full force and effect or renew any material Permits;

(xiv) initiate, compose or settle any litigation or Action affecting the Business or any Acquired Assets or Sold Companies, in each case, involving an amount individually or in the aggregate in excess of $250,000;

(xv) fail to maintain the Assets of the Business in substantially their current state of repair, excepting normal wear and tear, or fail to replace, consistent with Sellers’ past practice, inoperable, worn-out or obsolete Assets;

(xvi) change or amend the certificates of incorporation, bylaws or equivalent organizational documents of any of the Sold Companies;

(xvii) intentionally do any other act which would cause any representation or warranty of the Sellers in this Agreement to be or become untrue; or

(xviii) agree to commit or do any of the foregoing.

(c) Notwithstanding the foregoing, Sellers and their Affiliates may take commercially reasonable actions in the conduct and operation of the Business with respect to emergency situations as reasonably determined by the Sellers so long as the Sellers shall, upon receipt of notice of any such actions, promptly inform Buyer of any such actions taken outside the ordinary course of business consistent with past practices.

SECTION 5.2.  Access to Books and Records. During the Pre-Closing Period, the Sellers shall, and shall cause the Sold Companies to, afford to the Buyers and their counsel, accountants and other authorized representatives, reasonable access to the officers, directors, management, accountants and other advisors and agents, properties, books, records and Contracts of the Business including, without limitation, access to conduct environmental site assessments, compliance evaluation, invasive, subsurface investigation, testing of any environmental media or building surveys at the Real Property, provided that such access does not interfere with the normal business operations of the Sellers or the Sold Companies. The Sellers shall provide to the Buyers (i) promptly upon availability, the monthly internal financial reports prepared for management of the Business and (ii) within 30 days of the end of each quarter, a combined balance sheet of the Business and related combined income statement of the Business. After Closing, if IR Germany is requested by the German Tax authorities to submit transfer pricing documentation pursuant to Section 90 para 3 of the German General Tax Code (Abgabenordnung) (the "Transfer Pricing Report") the Buyers shall notify the Sellers of this request within 3 Business Days from its receipt and the Sellers shall provide a draft of the Transfer Pricing Report to the Buyers within the later of 50 calendar days following such notice or 5 days prior to any subsequent deadline that may be agreed with the German Tax authorities. The parties agree that the provisions of the Confidentiality Agreement shall continue in full force and effect following the execution and delivery of this Agreement, and all information obtained pursuant to this Section 5.2 shall be kept confidential in accordance with the Confidentiality Agreement. During the Pre-Closing Period, the Sellers shall use commercially reasonable efforts and enquiry to locate and identify to the Buyer (including providing copies thereof) all Contracts involving information technology, computer systems or software of the Business which were not otherwise provided to the Buyer on the date of this Agreement.

SECTION 5.3.  Commercially Reasonable Efforts; Regulatory Filings and Consents.

(a) On the terms and subject to the conditions of this Agreement, each party hereto shall use all commercially reasonable efforts to cause the Closing to occur, including taking all commercially reasonable actions necessary to comply promptly with all legal requirements that may be imposed on it or any of its Affiliates with respect to the Closing and to cause all other conditions to be satisfied.

(b) Each of Sellers and Buyers shall (i) as promptly as practicable file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form, if any, required for the transactions contemplated hereby and any supplemental information requested in connection therewith pursuant to the HSR Act, (ii) as promptly as practicable make all filings under applicable Other Competition Laws, if any, required for the transactions contemplated hereby, and (iii) as promptly as practicable make all required filings for governmental approval of this Agreement and the transactions contemplated hereby under applicable Laws of the People’s Republic of China, India and any other country where a governmental approval is determined to be necessary. Any such antitrust notification and report form or filing and supplemental information shall be in substantial compliance with the requirements of the HSR Act or the applicable Other Competition Laws, as the case may be. All other regulatory filings shall be in substantial compliance with the requirements of applicable Laws. Each of the Buyers and Sellers shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act, applicable Other Competition Laws or other applicable Laws and regulations, as the case may be. The Sellers and Buyers shall use all commercially reasonable efforts to comply promptly with any inquiries or requests for additional information from the FTC, the DOJ, other Governmental Antitrust Authorities and any other Governmental Authority having jurisdiction. Each of the Sellers and the Buyers shall use all commercially reasonable efforts to obtain any clearance required under the HSR Act, Other Competition Laws or other applicable Laws and regulations for the consummation of the transactions contemplated by this Agreement.

(c) Subject to any appropriate confidentiality and joint-defense privilege protections, the Sellers and the Buyers shall each furnish to the other such necessary information and reasonable assistance as the other party may request in connection with the foregoing and shall each promptly provide counsel for the other party with copies of all filings made by such party, all correspondence between such party (and its advisors) with any Governmental Antitrust Authority or other Governmental Authority and any other information supplied by such party and such party’s Affiliates to a Governmental Antitrust Authority or other Governmental Authority in connection with this Agreement and the transactions contemplated by this Agreement. Each party shall, subject to applicable Law, permit counsel for the other party to review in advance any proposed written and, if practicable, oral, communication to any Governmental Antitrust Authority or other Governmental Authority.

(d) The filing fees under the HSR Act, Other Competition Laws and other applicable Laws, as well as the fees and disbursements of any legal counsel or other advisor jointly retained by the parties in connection with any such filings and any other filings with Governmental Authorities, shall be borne by the Buyers.

SECTION 5.4.  Third Party Consents. The Sellers shall use all commercially reasonable efforts to obtain any Consent (“Third Party Consents”) of any Person (other than Governmental Authorities) required to consummate and make effective the transactions contemplated by this Agreement. The Buyers agree to cooperate reasonably with the Sellers in obtaining such Consents. To the extent that the Sellers and the Buyers are unable to obtain any required third party Consents prior to the Closing (such Consents, the “Post-Closing Consents”), each of the Sellers and the Buyers, respectively, shall use all commercially reasonable efforts to make or obtain (or cause to be made or obtained) as promptly as practicable all Post-Closing Consents. For purposes of this Section 5.4, the term “all commercially reasonable efforts” shall not be deemed to require any Person to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any consent or waiver may be required (other than nominal filing or application fees).

SECTION 5.5.  Tax Matters.

(a) The Buyers and the Sellers agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating directly to the Sold Companies or the Acquired Assets (including access to books and records, employees, contractors and representatives) as is reasonably necessary for the filing of all Tax Returns, the making of any election related to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax Return; provided, however, that if such requested information is contained within a document containing any unrelated information, only portions pertaining to such relevant information shall be furnished (unless the furnishing of the entire document is required by the relevant Taxing Authority). The Buyers and the Sellers shall retain all books and records with respect to Taxes pertaining to the Sold Companies and the Acquired Assets until the expiration of all relevant statutes of limitations (and, to the extent notified by the Buyers and the Sellers, as the case may be, any extensions thereof). At the end of such period, each party shall provide the other with at least 30 days, prior written notice before destroying any such books and records, during which period the party receiving such notice can elect to take possession, at its own expense, of such books and records.

(b) The Sellers shall prepare, or cause to be prepared, all Tax Returns in respect of the Sold Companies or the Acquired Assets for any taxable period ending on or before the Closing Date in a manner consistent with past practices. Except as provided in the following sentence, the Sellers shall provide the Buyers with a copy of a substantially final draft of each income Tax Return and other material Tax Returns at least 14 Business Days prior to the filing of such Tax Return. Notwithstanding the immediately preceding sentence, (i) in the case of any request to extend the time for filing such Tax Return with the relevant Taxing Authority, such Tax Return shall only be provided to the Buyers within 5 Business Days prior to filing such request and (ii) German VAT returns shall be provided to the Buyers as soon as practicable following completion of such returns. The Sellers shall timely file, or cause to be filed, all such Tax Returns. The Sellers shall timely pay to the relevant Taxing Authority all Taxes due in connection with any such Tax Returns. In advance of the filing of such Tax Returns, the Buyers and the Sold Companies shall pay to the Sellers, the Buyers’ and the Sold Companies’ share of such Taxes, determined in accordance with Section 5.6, to the extent reflected on the Final Statement of Net Asset Value, provided that the Buyers shall not be obligated to make such payment in advance, but only promptly, if the Sellers failed to deliver copies for review by the Buyers within the applicable time periods specified above. The Buyers shall prepare, or cause to be prepared, all other Tax Returns in respect of the Sold Companies, including for any taxable year ending after the Closing Date which begins before the Closing Date (a “Straddle Period”), in a manner consistent with past practices and on the basis that the relevant taxable period ended as of the close of business on the Closing Date (unless the relevant Taxing Authority will not accept a Tax Return filed on that basis). The Buyers shall provide IR with a copy of a substantially final draft of each Straddle Period Tax Return (and such additional information regarding such Straddle Period Tax Return as may reasonably be requested by IR) for its review and comment (i) at least 14 Business Days prior to the filing of such Tax Return or (ii) in the case of a Tax Return that is required to be filed within 20 days of the Closing Date, at least 10 days prior to the date such Tax Return is required to be filed; provided, that in the case of a Tax Return that is required to be filed within 10 days of the Closing Date, the Buyers shall use their reasonable best efforts to afford the Sellers a reasonable opportunity to review such Straddle Period Tax Return prior to filing such Tax Return. The Buyers shall pay the amount shown to be due on any such Tax Returns. In advance of the filing of such Tax Returns, the Sellers shall pay to the Buyers their share of any such Taxes, determined in accordance with Section 5.6, provided that the Sellers shall not be obligated to make such payment in advance, but only promptly, if the Buyers failed to deliver copies for review by the Sellers within the applicable time period specified above. The Buyers shall timely prepare and file all other Tax Returns in respect of the Sold Companies for any taxable period that begins after the Closing Date, and the Buyers shall timely pay to the relevant Taxing Authority all Taxes due in connection with any such Tax Returns. Buyers acknowledge that from and after the Closing Date the Sellers may not have the power and authority to endorse certain of the refund checks to which they may be entitled and that may be received by the Sellers with respect to Taxes paid by the Sellers for the Tax periods prior to the Closing Date.

(c) Tax Elections.

(i) The Buyers shall not make any Tax election or undertake any restructuring actions under the Code (or the Tax Laws of any other jurisdiction) with respect to the Sold Companies which would cause such stock sale to be treated as an asset sale for Tax purposes, including, any check-the-box elections or election pursuant to Section 338 of the Code (or any comparable state, local or foreign provision). However, prior to Closing, the Sellers will continue to evaluate whether to permit Buyers to make a Section 338(h)(10) election with respect to Blaw Knox Construction Equipment Corporation, it being understood that, among other considerations, the Sellers willingness to permit such an election will depend upon the Buyers’ ability and willingness to ensure that such election has no adverse effects (including financial effects) on Sellers or any of their affiliates. In addition, Buyers shall not, except as required by Law, amend any Tax Return filed with respect to any taxable period (or portion thereof in the case of a Straddle Period) ending on or before the Closing Date, consent to the waiver or extension of the statute of limitations relating to Taxes of the Sold Companies or the Acquired Assets, or compromise or settle any Tax Liability, in each case if such action could have the effect of increasing the Tax liability or reducing any Tax asset of the Sellers in respect of any taxable period (or portion thereof in the case of a Straddle Period) ending on or before the Closing Date, in each case without the Sellers’ written consent, such consent not to be unreasonably withheld or delayed.

(d) Prior to the Closing Date, the parties to any tax-sharing agreement (excluding fiscal consolidations under German Law which shall be governed by Section 5.22 herein) between any of the Sold Companies on the one hand and the Sellers and any of their Affiliates on the other hand shall settle any Liabilities under such agreement and shall subsequently terminate such agreement, and no party thereto shall have any Liability thereunder following the Closing Date.

SECTION 5.6.  Tax Indemnity.

(a) Subject to the monetary limitations on the Sellers’ indemnity obligations as set forth in Section 9.1, the Sellers shall, jointly and severally, indemnify the Buyers and their Affiliates (including the Sold Companies) and each of their respective officers, directors, employees and agents and hold them harmless against (i) all Tax liabilities of the Sellers and their Affiliates (other than the Sold Companies) for any period (but specifically excluding Taxes, if any, imposed on the Sellers and arising out of the Buyers’ operation of the Business following the Closing Date), (ii) all Tax liabilities of the Sold Companies or their Affiliates or with respect to the Acquired Assets for all taxable periods (or portions thereof in the case of a Straddle Period) ending on or before the Closing Date except to the extent of the amounts reflected on the Final Statement of Net Asset Value, (iii) all Taxes that are Excluded Liabilities described in Section 2.2(c)(iv) hereof, (iv) all Tax liabilities arising out of or due to any breach of any covenant or other agreement of the Sellers contained in this Agreement, (v) all Tax liabilities arising out of or due to any breach of representations made in Sections 3.11, and (vi) all Liabilities, costs, expenses (including reasonable expenses of investigation and attorneys’ fees and expenses), losses, damages, assessments, settlements or judgments arising out of or incident to the imposition, assessment or assertion of any Tax described in clause (i), (ii), (iii), (iv) or (v) above. The Tax indemnity provided under this Section 5.6(a) shall cover any Tax liability of IR Germany or the Buyer resulting from the Sellers’ non-compliance with its obligations related to the delivery of a Transfer Pricing Report pursuant to Section 5.22. The Tax indemnity provided under this Section 5.6(a) shall not cover Tax liabilities resulting from any transaction of the Sold Companies outside of the ordinary course of business and not contemplated by this Agreement that occurs on the Closing Date but after the Closing (and not as a consequence of Closing or any Sold Company ceasing to be associated with any of the Sellers for Tax purposes).

(b) Subject to the provisions set forth in this Agreement, the Buyers, jointly and severally, and the Sold Companies shall indemnify the Sellers and their Affiliates and each of their respective officers, directors, employees and agents and hold them harmless against (i) all Tax liabilities of the Sold Companies or with respect to the Acquired Assets (A) resulting from any transaction of the Sold Companies outside of the ordinary course of business and not contemplated by this Agreement occurring on the Closing Date but after the Closing, (B) with respect to any taxable period (or portions thereof in the case of a Straddle Period) that begins after the Closing Date and that are imposed on or in respect of the Sold Companies or the Acquired Assets, (ii) all Taxes that are Assumed Liabilities described in Section 2.2(b)(vii), (iii) all Tax Liabilities arising out of or due to any breach of any covenant or other agreement of the Buyers contained in this Agreement and (iv) all Liabilities, costs, expenses (including reasonable expenses of investigation and attorneys’ fees and expenses), losses, damages, assessments, settlements or judgments arising out of or incident to the imposition, assessment or assertion of any Tax described in clauses (i), (ii) or (iii) above.

(c) For purposes of this Section 5.6, in the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax related to the portion of such Straddle Period ending on and including the Closing Date shall (i) in the case of any Taxes other than gross receipts, sales or use taxes and Taxes based upon or related to income, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on and including the Closing Date and the denominator of which is the number of days in the entire taxable period, and (ii) in the case of any Tax based upon or related to income and gross receipts, sales or use taxes, be deemed equal to the amount which would be payable if the relevant taxable period ended on and included the Closing Date. The portion of any credits relating to a Straddle Period shall be determined as though the relevant taxable period ended on and included the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with the past practice of the Sold Companies.

(d) Payment by the indemnitor of any amount due under this Section 5.6 shall be made within ten Business Days following written notice by the indemnitee that payment of such amounts to the appropriate Taxing Authority is due, provided that the indemnitor shall not be required to make any payment earlier than 5 Business Days before it is due to the appropriate Taxing Authority. In the case of any written notice by any of the Buyers or their Affiliates indicating that Taxes are due for a Straddle Period Tax Return, such notice shall set forth in reasonable detail the calculations regarding the Sellers’ share of such Taxes, and if within 10 Business Days after receipt of such notice, the Sellers notify the Buyers in writing that they disagree with the computation of their share of such Taxes, the Sellers and the Buyers shall proceed in good faith to determine the Sellers’ share of such Taxes. If the Sellers and Buyers cannot agree in good faith on such share within thirty (30) days after the Sellers’ receipt of such notice, the Sellers’ share of such Taxes shall be determined pursuant to Section 5.6(f), and the Sellers’ payment to the Buyers shall be due three (3) Business Days after the amount payable by the Sellers is determined by agreement between the Sellers and the Buyers or pursuant to Section 5.6(f), subject to the proviso in the first sentence of this Section 5.6(d). In the case of a Tax that is contested in accordance with the provisions of Section 5.7 below, payment of the Tax to the appropriate Taxing Authority shall not be considered to be due earlier than the date a final determination to such effect is made by the appropriate Taxing Authority or court.

(e) Notwithstanding any provision in this Agreement to the contrary, (i) the representations and warranties set forth in Section 3.11 shall survive until 5:00 p.m. (New York City time) on the third (3rd) anniversary of the Closing Date and (ii) the obligations of a party to indemnify and hold harmless another party pursuant to this Section 5.6, other than, for the avoidance of doubt, pursuant to Section 5.6(a)(v), shall terminate at the close of business on the 30th day following the expiration of the applicable statute of limitations with respect to the Tax liabilities in question (giving effect to any waiver, mitigation or extension thereof); provided, that, in each case, such representations, warranties and obligations shall survive beyond such period with respect to any breach thereof or any claim of indemnity hereunder if written notice thereof shall have been duly given within such period in accordance with the provisions of this Section 5.6.

SECTION 5.7.  Procedures Relating to Indemnity of Tax Claims.

(a) The Sellers shall promptly notify the Buyers in writing upon receipt of notice of any pending Tax audits or assessments relating to the Acquired Assets or to income, properties or operations of the Sold Companies. If a claim shall be made against the Buyers or the Sellers, as the case may be, or any of their Affiliates by any Taxing Authority, which, if successful, would result in an indemnity payment to the Buyers or the Sellers, as the case may be, or one of their Affiliates pursuant to Section 5.6(a) or (b) (a “Tax Claim”), the Buyers or the Sellers, as the case may be, shall promptly notify the Sellers or the Buyers, as the case may be, in writing of such Tax Claim stating the nature and basis of such Tax Claim and the amount thereof, to the extent known by the Buyers or the Sellers, as the case may be. If notice of a Tax Claim is not given to the Sellers or the Buyers, as the case may be, within a sufficient period of time to allow the Sellers or the Buyers, as the case may be, to effectively contest such Tax Claim, or in reasonable detail to apprise the Sellers or the Buyers, as the case may be, of the nature of the Tax Claim, in each case taking into account the facts and circumstances with respect to such Tax Claim, the Sellers or the Buyers, as the case may be, shall not be liable to the Buyers or the Sellers, as the case may be, or any of their Affiliates to the extent that the Sellers’ or the Buyers’, as the case may be, ability to effectively contest such Tax Claim is materially prejudiced as a result thereof.

(b) With respect to any Tax Claim that relates to a taxable period ending on or before the Closing Date or to which Section 5.7(c)(i) applies, the Sellers shall control at their expense all proceedings taken in connection with such Tax Claim (including selection of counsel) and, without limiting the foregoing, may in their sole discretion pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Taxing Authority with respect thereto and may, in their sole discretion, either pay the Tax claimed and sue for a refund where applicable Law permits such refund suits or contest the Tax Claim in any permissible manner. With respect to any Tax matter covered by the preceding sentence, the Sellers shall keep the Buyers reasonably informed and shall afford the Buyers the opportunity to participate (at Buyer’s sole cost and expense), as may be reasonably requested by the Buyers, in any such audit or proceeding to the extent that an adverse determination in any such audit or proceeding would result in a material Tax liability or a material reduction of any Tax Asset of a Buyer, the Sold Companies or any of their Affiliates, and no such audit or proceeding may be settled or resolved without the written consent of the Buyers, such consent not to be unreasonably withheld or delayed. The Buyers’ consent shall be deemed given in the absence of the Sellers’ receipt of the Buyers’ response within 7 Business Days of the consent having been requested in writing by the Sellers.

(c) Buyers shall have the right to control the conduct of any Tax Claim that relates to a Straddle Period, provided that if the matter (i) relates to Taxes for which the Sellers could be subject to Liability under Section 5.6 and which Liability is greater than the amount of Taxes Buyers would be responsible for in respect of such Straddle Period, then Sellers shall have the right to control such matters as specified in Section 5.7(b), or (ii) relates to Taxes for which the Sellers could be subject to Liability under Section 5.6 but which is not covered by clause (i) herein, the Buyers shall not, without the prior written consent of the Sellers (such consent not to be unreasonably withheld or delayed), agree or consent to compromise or settle, either administratively or after the commencement of litigation, any issue or claim arising in such proceeding, or otherwise agree or consent to any Tax liability. The Sellers’ consent shall be deemed given in the absence of the Buyers’ receipt of the Sellers’ response within 7 Business Days of the consent having been requested in writing by the Buyers.

(d) The parties agree to act in good faith with respect to the prosecution and defense of any audit, Tax Claim or other proceeding arising hereunder, including without limitation, timely responding to any notices or reasonable requests received from the other party.

SECTION 5.8.  Refunds and Tax Benefits. Any Tax refunds that are received by the Buyers, or the Sold Companies, and any amounts credited against Tax (including any offsetting adjustments in connection with any audits, examinations or Tax proceedings) to which the Buyers or the Sold Companies become entitled, that relate to Excluded Assets or Excluded Liabilities or to taxable periods (or portions thereof in the case of a Straddle Period) ending on or before the Closing Date shall be for the account of the Sellers, except to the extent that amounts in respect of the right to such refund are reflected (either as an Asset or in reducing a Liability) in the Final Statement of Net Asset Value, and the Buyers shall pay over to the Sellers the net amount (after taking into account any costs or expenses of the Buyers or the Sold Companies relating to the receipt thereof) of any such refund or any such credit within 15 days after the receipt or entitlement thereto. The Buyers agree that they shall not, without the Sellers’ consent (such consent not to be unreasonably withheld), cause or permit the Sold Companies to carryback to any taxable period ending on or prior to the Closing Date any net operating loss, loss from operations or other Tax attribute, and further agree that the Sellers have no obligation under this Agreement to return or remit any refund or other Tax benefit attributable to a breach by the Buyers of the foregoing undertaking. Any Tax refunds that are received by the Sellers and any amounts credited against Tax to which the Sellers become entitled, that relate to taxable periods (or portions thereof in the case of a Straddle Period) ending after the Closing Date (except to the extent that amounts in respect of the right to such refund were paid by the Sellers) shall be for the account of the Buyers, and the Sellers shall pay over to the Buyers the net amount (after taking into account any costs or expenses of the Sellers relating to the receipt thereof) of any such refund or any such credit within 15 days after receipt or entitlement thereto.

SECTION 5.9.  Employees; Benefit Plans.

(a) Employees and Offers of Employment.

(i) The Sellers and Buyers agree to cooperate reasonably during the period prior to the Closing Date to ensure the continuity of the workforce of the Business. In furtherance thereof, prior to, or in connection with, the Closing, the Buyers shall take no action to cause the Sellers or the Sold Companies to terminate the employment of any Business Employee, and the Sellers and the Sold Companies shall be under no obligation to terminate any Business Employee prior to, or on the Closing Date. Prior to the Closing Date, one or more of the Buyers shall offer employment to each Business Employee (other than an employee of the Sold Companies, all of whom shall continue employment with such Sold Company as of the Closing Date by operation of Law) who is either actively employed by a Seller as of the Closing Date or is absent from work as of the Closing Date by reason of any leave of absence (including, without limitation, vacation, injury, sick leave, long-term disability, short-term disability, maternity leave, military service or other leave of absence from which an employee’s return to active employment is protected by Law or Order). Schedule 5.9(a)(i) sets forth each Business Employee who is on an authorized leave of absence.

(ii) Such offers of employment described in Section 5.9(a)(i) shall include an offer of base salary (or wages), commission rates (if applicable) and target annual cash bonus opportunity (exclusive of any stay bonuses, success bonuses and similar arrangements of IR, any Seller or Sold Company or any Affiliate of any of them in connection with the transactions contemplated herein and any equity, phantom equity or other equity -based compensation plan, including the Performance Share Plan) that, in the aggregate (subject to applicable laws, works council and collective bargaining agreements), are not less than as in effect with respect to such Business Employee immediately prior to the Closing Date, and otherwise shall be consistent with this Section 5.9 and, except for Business Employees whose principal work location is the subject of an eminent domain proceeding commenced by the People’s Republic of China, shall not require any Business Employee to relocate to a work location more than 20 miles from such Business Employee’s work location during the one year period following the Closing. As of the Closing Date or, with respect to any Business Employee on an authorized leave of absence, as of the date such Business Employee commences active employment with the Buyers or returns to active employment with a Sold Company, each Business Employee who accepts Buyers’ offer of employment and each employee of the Sold Companies (herein collectively referred to as “Transferred Employees”) shall become an employee of one or more of the Buyers (or the Sold Companies, as applicable). During the one year period from and after the Closing, the Buyers shall provide to the Transferred Employees overall employee benefits (exclusive of any stay bonuses, success bonuses and similar arrangements of IR, any Seller or Sold Company or any Affiliate of any of them in connection with the transactions contemplated herein and any equity, phantom equity or other equity-based compensation arrangements, including the Performance Share Plan) that are no less favorable, in the aggregate, than those provided on average to Transferred Employees immediately prior to the Closing Date. Notwithstanding anything herein to the contrary, this Agreement shall not alter the at-will nature of any Transferred Employee’s employment. Nothing in this Agreement shall restrict, limit or interfere with the ability (after the Closing ) of the Sellers, Buyers or their respective Affiliates to terminate, amend or replace any particular agreement, plan or program (including, without limitation, salaries (or wages), commission rates and bonus opportunities), to alter the terms and conditions of employment or terminate the employment of any person, provided that the requirements of this Section 5.9 are otherwise satisfied.

(b) Prior Service; Deductibles. The Buyers shall, or shall cause their respective Affiliates to, recognize each Transferred Employee’s service with the Sellers, the Sold Companies, or any of their respective Affiliates or their respective predecessors as of the Closing Date as service with the Buyers, the Sold Companies or any of their respective Affiliates, as applicable, for all purposes (including, without limitation, eligibility, vesting, eligibility waiting periods, benefit accruals) to the extent that such service was credited for such purpose under a comparable plan of the Sellers, the Sold Companies or any of their respective Affiliates in the Buyers’, the Sold Companies’ or any of their respective Affiliates’ employee benefit plans, agreements, policies or other arrangements (unless such credit would result in a duplication of benefits for the same period). In addition, to the extent pre-existing condition limitations have been met or are otherwise inapplicable with respect to Transferred Employees under Sellers’ employee welfare benefits plans as of the Closing Date, the Buyers shall, or shall cause their respective Affiliates to, waive any such pre-existing condition limitations under Buyers’ employee welfare benefit plans applicable to Transferred Employees or their respective spouses or dependents and shall recognize (or cause to be recognized) the dollar amount of all expenses incurred by Transferred Employees and their respective spouses or dependents during the calendar year in which the Closing occurs for purposes of satisfying the deductibles and co-payment or out-of-pocket limitations for such calendar year under the relevant employee welfare benefit plans of the Buyers, the Sold Companies and their respective Affiliates, as applicable, to the extent taken into account for such purpose under a comparable plan of the Sellers, the Sold Companies or any of their Affiliates. Sellers shall be solely responsible for the administration of, and all costs and Liabilities arising in connection with, medical (including dental, vision, mental health and prescription drug) benefits claims by Transferred Employees (other than Business Employees of the Sold Companies) and their spouses, dependents or other beneficiaries incurred on or prior to the Closing Date, without regard to whether such claims are submitted prior to, on or after the Closing Date.

(c) Accrued Vacation/Repatriation/Relocation.

(i) The Buyers shall, or shall cause their respective Affiliates to, credit each Transferred Employee with the accrued and unused vacation days and any personal and sickness days accrued in accordance with the vacation and personnel policies and labor agreements of the Sellers, the Sold Companies, the Asset Sellers, the Stock Sellers or any of their respective Affiliates in effect as of the Closing.

(ii)  Effective as of the Closing and continuing until December 31, 2007, the Buyers expressly agree to honor, and to cause their Affiliates and the Sold Companies to honor, with respect to the Transferred Employees listed on Schedule 5.9(c)(ii) the repatriation and relocation programs, policies and agreement set forth in Schedule 5.9(c)(ii).

(d) Severance Obligations.

(i) The Sellers shall be responsible for any and all liabilities associated with each Business Employee who declines Buyers’ offer of employment, excluding any employee of the Sold Companies or any employee otherwise transferred to the Buyers by operation of Law (which employees shall be the sole obligation of the Buyers) (the “Non-Transferring Employees”).

(ii) Effective as of the Closing and continuing until the first anniversary of the Closing, the Buyers shall, or shall cause their respective Affiliates to, provide Transferred Employees severance benefits that are no less favorable than the severance benefits provided under the terms of the Seller’s plans identified on Schedule 5.9(d)(ii) as in effect immediately prior to the date hereof. Notwithstanding the foregoing, the Sellers shall reimburse the Buyers for the amount (the “Excess Amount”) equal to the excess of (I) the severance benefits to be paid or provided to any Transferred Employee pursuant to this Section 5.9(d)(ii) in connection with his or her termination of employment by Buyers over (II) the severance benefits, if any, that would otherwise be paid or provided to such individual under the terms of Buyers’ applicable severance plan (calculated without regard to the requirements of this Section 5.9(d)(ii)). The Buyers shall provide the Sellers with one or more invoices for the Excess Amount as and when such amounts become due, together with such supporting documentation as the Sellers shall reasonably request. The Sellers shall pay each such invoice within ten (10) Business Days after receipt of such invoice and supporting documentation (or, in the event of a good faith dispute over the amount of the invoice, within ten (10) Business Days after such dispute is resolved). For the avoidance of doubt, if there is no obligation under Buyers’ applicable severance plans in connection with any such Transferred Employee’s termination of employment, including where such Transferred Employee does not execute any release required as a condition under the applicable plan of Buyers, the amount determined under clause (II) above shall be zero.

(e) Annual Incentive Matrix Bonus; Performance Share Plan Award; and Success Bonus.

(i) No later than 90 days after the Closing, Sellers shall prepare, or cause to be prepared, a statement (the “AIM Calculations Statement”) containing Sellers’ determination of (A) the amount (the “AIM Program Payment Amount”) equal to the pro rata portion as of 11:59 P.M. local time on the Closing Date of the annual bonuses payable to Transferred Employees pursuant to the Annual Incentive Matrix Bonus Program for the calendar year 2007 as in effect on the date hereof (the “AIM Program”), determined in accordance with the terms of the AIM Program and based upon financial performance and/or results determined by Sellers and employee performance determined by the Sellers and (B) the federal, state, local and foreign payroll and other similar Taxes other than Social Security Taxes payable by the Buyers as a result of the payment to Transferred Employees of bonuses under the AIM Program in the amount of AIM Program Payment Amount (the “Payroll Tax Amount”). Upon final determination of the AIM Program Payment Amount and the Payroll Tax Amount pursuant to this Section 5.9(e)(i), but in no event more than three (3) business days thereafter, Sellers shall pay by wire transfer of immediately available funds to an account or accounts which are designated by Buyers not more than two (2) business days following Sellers’ notice to Buyers of such final determination, cash in an amount equal to: (a) the AIM Program Payment Amount plus (b) the Payroll Tax Amount. The amount of the AIM Program Payment Amount wired by the Sellers to the Buyers shall be used exclusively for the purpose of providing payment to each Transferred Employee of his or her allocated amount under the AIM Program. For the avoidance of doubt, the Final Statement of Net Asset Value shall not include any provision or accrual for any AIM bonus amount.

(ii) The Sellers shall bear the cost of any written “success bonus” agreement by and between the Sellers and any Business Employee as listed in Schedule 5.9(e) and any other transaction bonus, “success bonus” or similar arrangement whereby payment is triggered by the transactions contemplated hereby, and shall ensure that such bonuses are paid in accordance with their terms in effect as of the Closing Date.

(iii) The Sellers shall be solely responsible for all payments and costs under the Performance Share Plan any stock option or other equity, phantom equity or equity-based compensation plan of Sellers or any of its Affiliates and shall be solely responsible for all obligations thereunder with respect to awards granted to Business Employees.

(f) Defined Benefit Plan.

(i) As soon as practicable after the Closing, the Sellers shall cause the trustees of the Ingersoll-Rand Pension Plan Number One (“Pension Plan One” or “PPO”) and the trustees of the Retirement Plan for Former Employees of Ingersoll-Rand Company (“Former Employees Retirement Plan” or “FERP”) (collectively, “Sellers Defined Benefit Plans”) to segregate and transfer to a successor pension plan or plans of the Buyers, or one of their designated Affiliates, in accordance with the spinoff provisions set forth under Section 414(l) of the Code, assets in a form mutually acceptable to both Sellers and Buyers equal to the PPO Transfer Amount and the FERP Transfer Amount (each as defined below), and shall make any and all filings and submissions to the appropriate Governmental Authority arising in connection with such segregation and transfer of Assets and all necessary amendments to Sellers Defined Benefit Plans and related trust agreement to provide for the segregation of Assets and transfer of Assets as described below. As soon as practicable after the Closing, the Buyers, or one of their designated Affiliates, shall establish or designate a defined benefit pension plan or plans for the benefit of Transferred Employees and Former Employees of the Business covered by Sellers Defined Benefit Plans and shall make any and all filings and submissions to the appropriate Governmental Authority required or desired to be made by it in connection with the transfer of Assets described below.

(ii) The amount of such Assets to be transferred in accordance with paragraph (i) above with respect to Pension Plan One (the “PPO Transfer Amount”) shall be (x) as of the Closing Date, the benefits of Transferred Employees and Former Employees from the PPO valued on an accumulated benefit obligation (“ABO”) basis in accordance with U.S. generally accepted accounting principles, using the assumptions and methodology set forth in Schedule 5.9(f)(ii) or such greater amount as is required to satisfy the provisions of Code Section 414(l) as certified by the actuary to Buyers and agreed to by the actuary to Sellers, plus (y) interest at the rate of 5% per annum on such amount for the period between the Closing Date and the date of such transfer.

(iii) The Transfer Amount with respect to the Former Employees Retirement Plan (the “FERP Transfer Amount”) shall be (X) as of the Closing, the benefits of Former Employees from the FERP, valued on an ABO basis, in accordance with U.S. generally accepted accounting principles, using the assumptions and methodology set forth in Schedule 5.9(f)(ii) or such greater amount as is required to satisfy the provisions of Code Section 414(l) as certified by the actuary to Buyer and agreed to by the actuary to Sellers, plus (Y) Interest on such amounts at the rate of 4% per annum for the period between the Closing Date and the date of such transfer.

(iv) In consideration for the transfer of Assets described herein, the Buyers shall, effective as of the date of transfer of such Assets, to the extent of the value of the Assets transferred, assume all of the obligations of the Sellers, Asset Sellers, Stock Sellers, and any of their respective Affiliates and the Buyers shall cause the successor pension plans described in Section 5.9(f)(i) above, as of the date of transfer of the Assets, to the extent of the value of the Assets transferred, to assume all of the obligations of Sellers Defined Benefit Plans, in each case, in respect of benefits accrued by the Transferred Employees and Former Employees under Sellers Defined Benefit Plans on or prior to the Closing Date (exclusive of benefits paid prior to the date of transfer of the pension Assets to the successor pension plan). The Buyers shall not assume any Sellers Defined Benefit Plan or any other obligations or Liabilities arising under or attributable to the Sellers Defined Benefit Plans.

(v) Effective as of the Closing Date and to the extent permitted by the terms of the applicable plan or at the time otherwise due under the applicable plan,, Sellers shall or shall cause one of their Affiliates to distribute to or on behalf of each Transferred Employee and Former Employee all benefits accrued on behalf of such Transferred Employee under the Ingersoll-Rand Company Key Management Supplemental Programs and the Ingersoll-Rand Company Supplemental Pension Plans in accordance with the terms thereof, and the Sellers shall be solely responsible for all Liabilities and obligations under such plans.

(g) Defined Contribution Plans.

(i) Effective as of the Closing Date, the active participation of each Transferred Employee and Former Employee in the Ingersoll-Rand Company Employee Savings Plan (the “Seller 401(k) Plan”) and the I-R/Clark Leveraged Employee Stock Ownership Plan (the “Seller LESOP”) (collectively, the “Seller Defined Contribution Plans”) shall cease. Each Transferred Employee and Former Employee (including any beneficiary or any “alternate payee” as described in Section 414(p) of the Code) shall, to the minimum extent required by the terms of the Seller Defined Contribution Plans, be given the option to receive a complete distribution of his or her account balance(s), in accordance with Section 401(k) of the Code and the regulations promulgated thereunder. If a Transferred Employee or Former Employee does not elect to receive a distribution of his or her account balance(s), then such account balance(s) will be transferred in accordance with Section 5.9(g)(ii) below.

(ii) As soon as practicable after the Closing, the Buyers shall establish or designate one or more defined contribution plans to receive the transfer of account balances from Seller Defined Contribution Plans, and shall make any and all filings and submissions to the appropriate Governmental Authority required to be made by it in connection with the transfer of Assets described below. As soon as practicable following the earlier of the delivery to the Sellers of a favorable determination letter from the Internal Revenue Service regarding the qualified status of such successor defined contribution plan as amended to the date of transfer, or delivery of an opinion of counsel to Buyers reasonably satisfactory to the Sellers that the terms of the successor defined contribution plan are drafted with the intent to satisfy the applicable requirements of Section 401 of the Code, the Seller shall cause the trustee of the Seller Defined Contribution Plans to transfer in the form of cash or, at the Buyer’s option, in kind (except with respect to loans to Transferred Employees, which shall be transferred in kind) the full account balances (inclusive of such loans) of all Transferred Employees and Former Employees, which account balances shall have been credited with applicable earnings and contributions, if any, attributable to the period ending on the close of business of the day preceding the transfer date, reduced by any benefit or withdrawal payments in respect of Transferred Employees and Former Employees prior to the transfer date, to the trustee of the successor defined contribution plan.

(iii) In consideration of the transfer of Assets hereunder, the Buyers shall, to the extent of the value of the Assets transferred, effective as of the transfer date described in Section 5.9(g)(ii) above, assume all of the obligations of Seller and any of its Affiliates, and the Buyers shall cause the successor defined contribution plan described in Section 5.9(g)(ii) above, effective as of the transfer date, to the extent of the value of the Assets transferred, to assume all of the obligations of the Seller Defined Contribution Plans, in each case, in respect of account balances of Transferred Employees and Former Employees under the Seller Defined Contribution Plans (exclusive of any portion of such account balances which are paid or otherwise withdrawn prior to the transfer date). The Buyers shall not assume any Seller Defined Contribution Plan or any other obligations or Liabilities arising under or attributable to the Seller Defined Contribution Plans.

(iv) Effective as of the Closing Date and to the extent permitted by the terms of the applicable plan or at the time otherwise due under the applicable plan,, Sellers shall or shall cause one of their Affiliates to distribute to or on behalf of each Transferred Employee all benefits accrued on behalf of such Transferred Employee under the IR Executive Deferred Compensation Plan, the IR Executive Deferred Compensation Plan II, Management Incentive Unit Plan of Ingersoll-Rand Company, and the Ingersoll-Rand Company Supplemental Employee Savings Plans in accordance with the terms thereof, and the Sellers shall be solely responsible for all obligations and Liabilities under such plans.

(h) Retiree Welfare Benefits.

(i) Effective as of the Closing, the Buyers shall assume, or cause one of their Affiliates to assume, Liability to provide (x) retiree medical and life insurance benefits to Former Employees and their eligible dependents (if any) who are receiving retiree welfare benefits under Ingersoll-Rand Company Health and Welfare Benefit Plan, as amended and restated, General Funds (Supplements) for Employees of Ingersoll-Rand, General Funds (Supplements) for Employees of Clark Equipment Company and Ingersoll-Rand Canada, Inc. Postretirement Life and Health Care Benefit Plans as of the Closing Date, and (y) retiree medical benefits to Transferred Employees and their eligible dependents (if any) who either would be eligible to receive such benefits if he or she retired on or before the Closing Date or, as of January 1, 2003, whose combined age and years of service with the Sellers equaled or exceeded 50 and such Transferred Employee otherwise would satisfy the eligibility requirements for retiree medical benefits under the Ingersoll-Rand Company Health and Welfare Benefit Plan at time of termination with the Buyers, in each case of (x) and (y) under the written terms of such plans as delivered to Buyers as of the Closing Date. Effective as of the Closing Date, the Sellers, the Sold Companies and their Affiliates shall assign and transfer to Buyers all of their Assets, rights, title, property and interests with respect to the Business Employees and Former Employees under and in respect of the plans identified in this Section 5.9(h)(i). Sellers shall be solely responsible for the administration of, and all costs and Liabilities arising in connection with, medical (including dental, vision, mental health and prescription drug) benefits and other health, disability, life insurance or welfare or fringe benefits or expense reimbursement claims by Transferred Employees and Former Employees (other than Business Employees of the Sold Companies) and their spouses, dependents or other beneficiaries which relate to or are based upon an occurrence on or before the Closing Date (including claims with respect to continuing treatment in respect of any illness, accident, disability, condition or other event which occurs or commences on or prior to the Closing Date), irrespective of whether such claims are submitted or asserted prior to, on or after the Closing Date.

(ii) With respect to the retiree welfare benefits described in Section 5.9(h)(i) above, during the period from the Closing Date through December 31, 2009, the Buyers shall, and shall cause their Affiliates to, provide retiree welfare benefits no less favorable than those provided on the Closing Date to such persons under the terms of the plans specified in Section 5.9(h)(i) to those Former Employees (and their eligible dependents) who are receiving such benefits as of the Closing and to those Transferred Employees (and his or her eligible dependents) who would be eligible for such benefits if such eligible Transferred Employee retired on the Closing Date or, as of January 1, 2003, whose combined age and years of service with the Sellers equaled or exceeded 50 and such Transferred Employee would otherwise satisfy the eligibility requirements for such benefits under the Ingersoll-Rand Company Health and Welfare Benefit Plan at time of termination with the Buyers.

(i) IR Employment Agreements. Subject to Section 5.9(e), the Buyers shall assume and be responsible for all obligations arising under the agreements with certain Transferred Employees set forth in Schedule 5.9(i).

(j) Flexible Benefits. The Buyers shall establish, as of the Closing, dependent care and medical expense reimbursement accounts with the vendor of Buyer’s choice (such newly established accounts, the “Buyer’s Flexible Account Plan”). To the extent Transferred Employees contributed to a dependent care or medical expense reimbursement account under a U.S. Company Group Plan (“IR’s Flexible Account Plan”) during the plan year that includes the Closing, the Sellers shall transfer to the Buyer’s Flexible Account Plan the account balances under IR’s Flexible Account Plan of such Transferred Employees for such plan year, and the Buyers shall provide benefits under the Buyer's Flexible Account Plan that are no less favorable than those provided under IR’s Flexible Account Plan to such Transferred Employees at least through the end of the plan year in effect as of the Closing. The Buyers shall be responsible for all Liability for and administration of eligible reimbursement claims on behalf of Transferred Employees (and their dependents and beneficiaries) for covered expenses incurred in respect of the plan year that includes the Closing (and that are not subject to reimbursement from a prior plan year account under IR's Flexible Benefits Plan) that have not been received by the Sellers as of the date the Sellers transfer Assets to the Buyers from IR’s Flexible Account Plan.

(k) COBRA. The Sellers shall be responsible for all legally mandated continuation of health care coverage for any Business Employee or Former Employee and his or her covered dependents who participated in a U.S. Company Group Plan and who had or have a loss of health care coverage due to a qualifying event occurring prior to the Closing Date and for any Business Employee who refuses Buyer’s offer of employment (exclusive of Business Employees of any Sold Company). The Buyers shall be responsible for all legally mandated continuation of health care coverage for all Transferred Employees and any of their covered dependents who have a loss of health care coverage due to a qualifying event occurring following the Closing.

(l) International Pension Plans. Subject to other provisions of this Section 5.9, the allocation of Liabilities arising under any Non-U.S. Company Group Plan that is a pension plan (an “International Pension Plan”) and the transfer of any Assets thereunder shall be made subject to and in accordance with the following:

(i) With respect to any funded International Pension Plan sponsored or maintained by any Asset Seller, or one of their Affiliates that is not a Sold Company (a “Seller International Pension Plan”), effective as of the Closing, the Buyer shall designate or create funded pension benefit plans (a “Buyer International Pension Plan”) with respect to each country in which Transferred Employees shall be working that are substantially identical to the funded Seller International Pension Plan applicable to Transferred Employees in such countries and which replicate the benefits, features and rights of such Seller International Pension Plan.

(ii) Effective as of the Closing Date, the Buyers, or one of its Affiliates, shall assume all Liabilities under each non-funded Seller International Pension Plan with respect to Transferred Employees and Former Employees and their beneficiaries and dependents.

(iii) With respect to each funded Seller International Pension Plan, following the Closing, the Buyers, or one of their Affiliates, will request from the trustee or independent pension board that administers such plan a transfer to the corresponding Buyer International Pension Plan of Assets and Liabilities related to Transferred Employees and Former Employees, and their beneficiaries and dependents; provided and to the extent the Buyers have obtained from each such Transferred Employee or Former Employee or beneficiaries and dependents (if applicable) any required consent and furnished a copy of such consent to the Seller and to the appropriate trustee or independent pension board.

(iv) Unless otherwise required under local Laws, the transfer of Assets from Seller International Pension Plan to Buyer International Pension Plan shall be made in an amount not less than the accumulated benefit obligation of such plans as of the Closing with respect to Transferred Employees and Former Employees or their beneficiaries and dependents using the same assumptions and methodology set forth in Schedule 5.9(l)(iv).

(m) Sold Companies/Other Liabilities.

(i) Except as provided to the contrary in this Section 5.9 and except with respect to Excluded Liabilities, the Sold Companies shall retain all Assets, property, rights, title, interests and privileges of the Sold Companies in respect of employees, consultants and employee benefits, including those under each Contract, Collective Bargaining Agreement and Company Group Plan (including any trust, insurance Contract or other funding arrangement thereunder) and all Liabilities related to and in connection with employees and employee benefits of the Sold Companies.

(ii) The Buyers shall not assume any U.S. Company Group Plan, and, except as expressly provided to the contrary in this Section 5.9, the Buyers shall not assume any Liability under or in respect of any U.S. Company Group Plan. To the extent consistent with the foregoing provisions of this Section 5.9, the Buyers shall assume and be responsible for all Assets and Liabilities not specifically described above in respect of Transferred Employees and Former Employees to the extent of the amounts reflected on the Final Statement of Net Asset Value.

(n) Update to Employee Schedule. Prior to the Closing and on a date to be agreed as between IR and Buyer Parent, Sellers shall provide to Buyers a revised Schedule 1.2 setting forth, as of the most recent date practicable, each Business Employee. Upon Buyer Parent’s approval of any Business Employees added to Schedule 1.2, which approval shall not be unreasonably withheld or delayed, such list shall be the definitive list of Business Employees for all purposes of this Agreement.

(o) Third Party Beneficiaries.

(i) Notwithstanding the foregoing, nothing contained herein, whether express or implied, shall be treated as an amendment or other modification of any Company Group Plan or any employee benefit plan, program or arrangement maintained by Buyers or any of its Affiliates (each, a “Buyer Benefit Plan”) or shall limit the right of the Buyers and the Sold Companies or any of their Subsidiaries or Affiliates to amend, terminate or otherwise modify any Buyer Benefit Plan or other employee benefit plan, program or arrangement following the Closing Date. In the event that (i) a party other than the parties hereto makes a claim or takes other action to enforce any provision in this Agreement as an amendment to any such Company Group Plan or Buyer Benefit Plan, and (ii) such provision is deemed to be an amendment to such Company Group Plan or Buyer Benefit Plan even though not explicitly designated as such in this Agreement, then such provision shall lapse retroactively and shall have no amendatory effect.

(ii) The parties hereto acknowledge and agree that all provisions contained in this Section 5.9 with respect to current employees and Former Employees of the Business are included for the sole benefit of the parties to this Agreement, and that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights (x) in any other Person, including, without limitation, any Business Employees, former employees of the Business, any participant in any Company Benefit Plan, or any dependent or beneficiary thereof, or (y) to employment or continued employment with Buyer, Sold Companies or any of their respective Affiliates.

SECTION 5.10.  Labor Matters.

(a) The Buyers shall not, at any time prior to 90 days after the Closing Date, effectuate a “Plant Closing” or “Mass Layoff”, as those terms are defined in the WARN Act, affecting in whole or in part any site of employment, facility or operating unit with respect to the Business, and regardless whether the employment losses occur before or after the Closing Date. The Sellers agree that between the date hereof and the Closing Date, they will cause the Sold Companies and the Asset Sellers in respect of the Business not to effect or permit a “Plant Closing” or “Mass Layoff” as these terms are defined in the WARN Act without notifying the Buyers in advance and without complying with the notice requirements and all other provisions of the WARN Act.

(b) The Buyers shall cooperate in connection with any required notification to, or any required consultation with, the employees, employee representatives, work councils, unions, labor boards and relevant government agencies concerning the transactions contemplated hereby with respect to the employees of the Sold Companies and the Business.

(c) A breach by the Buyers or the Sellers of their respective obligations under this Section shall give rise to an obligation by the breaching party to indemnify, defend and hold harmless the non-breaching party from and against any and all damages incurred thereby or caused thereto under or pursuant to the WARN Act based on, arising out of, resulting from or relating to any act or omission to act by or of the breaching party.

SECTION 5.11.  Contact with Customers and Suppliers. During the Pre-Closing Period, the Buyers and the Sellers shall cooperate in communicating with Sellers’ customers, suppliers and licensors concerning the transactions contemplated hereby, including Buyers’ intentions concerning the operation of the Business following the Closing. During the Pre-Closing Period, the Buyers and their representatives shall contact or communicate with the customers, suppliers and licensors of the Business in connection with the transactions contemplated hereby only with the prior written consent of the Sellers, which shall not be unreasonably withheld or delayed and may be conditioned upon a designee of the Sellers being present at any meeting or conference. For the avoidance of doubt, nothing in this Section 5.11 shall prohibit Buyers from contacting the customers, suppliers and licensors of the Business in the ordinary course of Buyers’ businesses for the purpose of selling products of the Buyers’ businesses or for any other purpose unrelated to the Business and the transactions contemplated by this Agreement.

SECTION 5.12.  Non-Competition; Solicitation.

(a) Restrictions on Competing Activities Following Closing:

(i) Each of the Sellers agrees that from the Closing until the fifth anniversary of the Closing, they will not, and they shall ensure that each of the Sellers’ Affiliates (other than the Sold Companies) will not, directly or indirectly engage or invest in any business in competition with the Business as conducted immediately prior to the Closing. Notwithstanding the foregoing, this Section 5.12(a) shall not prohibit (i) the Sellers, directly or through any Affiliate, from conducting any business activities conducted by them as of the date of this Agreement (other than the Business), including the business activities of all IR company stores retained by Sellers (provided that any Business activities conducted by such retained IR company stores shall always be conducted in accordance with the terms of the IRES Sales & Service Agreements), and the business activities required of the Sellers pursuant to the Closing Agreements and pursuant to this Agreement; (ii) Sellers, directly or through any Affiliate, from investing in or holding not more than 10% of the outstanding capital stock or other ownership interests of any Person; (iii) the Sellers, directly or through any Affiliate, from hereafter acquiring and continuing to own and operate any entity which has operations that compete with the Business if such operations account for no more than 25 % of such acquired entity’s consolidated revenues at the time of such acquisition; and (iv) the Sellers, directly or through any Affiliate, from selling Inventory or other Assets then owned by any Seller.

(ii) Each of the Buyers agrees that from the Closing until the second anniversary of the Closing, it will not utilize the Business, its Assets or products to compete with the Sellers’ business of manufacturing and selling material handling equipment in Europe, Asia and Africa, as conducted immediately prior to the Closing. However, this covenant shall not prohibit the Buyers from acquiring any third party business, nor shall Buyers be responsible for the activities of the Buyers’ independent distributors.

(iii) For a period of two (2) years from the Closing Date, each of the Sellers agree that they will not, and they will cause their Affiliates not to, directly or indirectly, in any capacity and either separately, jointly or in association with others:

(A)	request, induce or attempt to influence any of the Business Employees to terminate his or her employment with or service to the Buyers or any Sold Company or their Affiliates;

(B)	attempt to dissuade any Business Employee from continuing employment with the Buyers or the Sold Companies or their Affiliates, as the case may be; or

(C)
hire or employ or solicit the employment of, or make or extend any offer of employment to, or otherwise any Business Employee who is then employed by Buyers or the Sold Companies or their Affiliates, or any Person who is covered by the immediately following sentence. The restrictions of clause (C) of this Section 5.12(iii) shall cease to apply to a Business Employee six (6) months after the later of (x) the date of termination of his or her employment with the Buyer, the Sold Companies and their Affiliates and (y) the last date on which such Business Employee receives severance or other termination payments from the Buyer, any Sold Company or any of their Affiliates.

The foregoing notwithstanding, it shall not constitute a violation of Section 5.12(a)(iii) for the Sellers or their Affiliates to make a non-targeted placement search or to place a general solicitation for employment or other services in a newspaper, other periodical or on the internet or for any of the Sellers or their Affiliates to hire a former employee of the Business pursuant to such non-targeted placement search, general solicitation or pursuant to a preexisting contractual arrangement; provided that none of the Key Employees (as defined in Section 5.12(f)) shall be solicited by IR or any of its Affiliates or their respective agents or representatives, pursuant to, or hired by IR or any of its Affiliates as a result of, any such non-targeted placement search.

(iv) For a period of two (2) years from the Closing Date, each of the Buyers agree that they will not, and they will cause their Affiliates not to, directly or indirectly, in any capacity and either separately, jointly or in association with others:

(A)	request, induce or attempt to influence any of the employees of the IR company stores retained by the Sellers to terminate his or her employment with or service to the Sellers or their Affiliates;

(B)	attempt to dissuade any of the employees of the IR company stores retained by the Sellers from continuing employment with the Sellers or their Affiliates, as the case may be; or

(C)
hire or employ or solicit the employment of, or make or extend any offer of employment to, any employee of the IR company stores retained by the Sellers who is then employed by Sellers or their Affiliates, or any Person who is covered by the immediately following sentence. The restrictions of clause (C) of this Section 5.12(iv) shall cease to apply to an employee of the IR company stores retained by the Sellers six (6) months after the later of (x) the date of termination of his or her employment with the Sellers and their Affiliates and (y) the last date on which such individual receives severance or other termination payments from the Sellers or any of their Affiliates.

The foregoing notwithstanding, it shall not constitute a violation of Section 5.12(a)(iv) for the Buyers or their Affiliates to make a non-targeted placement search or to place a general solicitation for employment or other services in a newspaper, other periodical or on the internet or for any of the Buyers or their Affiliates to hire a former employee of the IR company stores retained by the Sellers pursuant to such non-targeted placement search, general solicitation or pursuant to a preexisting contractual arrangement.

(b) The parties mutually agree that this Section 5.12 is reasonable and necessary to protect and preserve Buyers’ and Sellers’ legitimate business interests and the value of the Business, the Acquired Assets, the Sold Shares and the Sellers’ other businesses, and to prevent any unfair advantage conferred on any party and their respective successors.

(c) The parties hereto recognize that the Laws and public policies of the various jurisdictions around the world may differ as to the validity and enforceability of covenants similar to those set forth in this Section 5.12. It is the intention of the parties that the provisions of this Section 5.12 be enforced to the fullest extent permissible under the Laws and policies of each jurisdiction in which enforcement may be sought, and that the unenforceability (or the modification to conform to such Laws or policies) of any provisions of this Section 5.12 shall not render unenforceable, or impair, the remainder of the provisions of this Section 5.12.

(d) If a final judgment of a court or tribunal of competent jurisdiction determines that any term or provision contained in this Section 5.12 is invalid or unenforceable, then the parties agree that the court or tribunal will have the power (but without affecting the right of Sellers or Buyers to obtain the relief provided for in this Section 5.12 in any jurisdiction other than such court’s or tribunal’s jurisdiction) to reduce the scope, duration or geographic area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision. To the extent it may effectively do so under applicable Law, each of the Buyers and the Sellers hereby waives on its own behalf and on behalf of its successors, any provision of Law which renders any provision of this Section 5.12 invalid, void or unenforceable in any respect.

(e) Each of the parties hereto acknowledges and agrees that the remedy of indemnity payments pursuant to Article IX and other the remedies at law for any breach of the requirements of this Section 5.12 would be inadequate, and agrees and consents that, without intending to limit any additional remedies that may be available, temporary and permanent injunctive and other equitable relief may be granted without proof of actual damage or inadequacy of legal remedy in any proceeding which may be brought to enforce any of the provisions of this Section 5.12.

(f) In addition to the foregoing, the Sellers agree that they shall not, and shall cause their Affiliates not to, discourage any of the persons listed on Schedule 5.12(f) (“Key Employees”) from accepting Buyers’ offers of employment following the Closing. Sellers shall make the Key Employees available to Buyers, to an extent that does not interfere unreasonably with the management of the Business, for the purpose of facilitating discussions between the Buyers and the Key Employees.

SECTION 5.13.  Use of Names.

(a) The parties agree that at the Closing appropriate affiliates of the Sellers and Buyers shall enter into a license agreement, for a period of 12 months and otherwise on terms and conditions substantially as set forth on Exhibit H or as may be mutually agreed, for the use by the Buyers of the “Ingersoll-Rand” brand name in the Business (the “IR License Agreement”). The Buyers acknowledge and agree that the Buyers and their respective Affiliates, except as will be expressly set forth in the IR License Agreement, do not and shall not by virtue of the transactions contemplated by this Agreement or otherwise, obtain any right, title or interest in, to or under the “Ingersoll-Rand” brand name or “IR” logotype, all of which are, and will remain, the sole property of Sellers and their Affiliates.

(b) Each of the parties hereto acknowledges and agrees that the remedy at law for any breach of the requirements of this Section 5.13 would be inadequate, and agrees and consents that, without intending to limit any additional remedies that may be available, temporary and permanent injunctive and other equitable relief may be granted without proof of actual damage or inadequacy of legal remedy, and without posting any bond or other undertaking, in any proceeding which may be brought to enforce any of the provisions of this Section 5.13.

SECTION 5.14.  Credit and Performance Support Obligations.

(a) The Buyers agree to use all commercially reasonable efforts to cause IR and its Affiliates (other than the Sold Companies) to be absolutely and unconditionally relieved on or prior to the Closing Date of all Liabilities arising out of the letters of credit, performance bonds and other similar items issued and outstanding, as described on Schedule 5.14(a), and the Buyers shall indemnify IR and its Affiliates against any Losses of any kind whatsoever with respect to such Liabilities. The Buyers agree to continue to use all commercially reasonable efforts after the Closing Date to relieve IR and its Affiliates of all such Liabilities.

(b) The Sellers agree to use all commercially reasonable efforts to cause the Buyers and the Sold Companies to be absolutely and unconditionally relieved on or prior to the Closing Date of all Liabilities arising out of the letters of credit, performance bonds and other similar items issued and outstanding, as described on Schedule 5.14(b), and the Sellers shall indemnify the Buyers and the Sold Companies against any and all Losses of any kind whatsoever with respect to such Liabilities. The Sellers agree to continue to use all commercially reasonable efforts after the Closing Date to relieve the Buyers and the Sold Companies of all such Liabilities.

SECTION 5.15.  Further Assurances.

(a) Subject to Section 5.3, each of the parties hereto shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and execute and deliver such documents and other papers, as may be required to consummate the transactions contemplated by this Agreement. Without limiting the foregoing, subject to the provisions of Section 5.4, after the Closing Date each of the Buyers and the Sellers at the reasonable request of the other shall execute and deliver, or cause to be executed and delivered, to or as directed by, and at the reasonable expense of, the requesting party (i) such assignments, deeds, bills of sale and other instruments of transfer as either party reasonably may request as necessary or desirable in order to effect or further evidence the sale and assignment of the Acquired Assets to the Buyers and the retention of the Excluded Assets by Sellers as specified in Section 2.1, and (ii) such assumption agreements (including assumption agreements in relation to specific Acquired Contracts (including such assumption agreements expressly for the benefit of the counterparties thereto)) and other instruments of assumption as either party reasonably may request as necessary or desirable in order to effect or further evidence the assumption of, and agreement to pay, perform and discharge when due, the Assumed Liabilities by the Buyers and the Excluded Liabilities by the Sellers and their Affiliates, all as specified in Section 2.2, or to obtain releases of the Sellers and their Affiliates from any Liability with respect to the Assumed Liabilities or to obtain releases of the Buyers and their Affiliates from any Liability with respect to the Excluded Liabilities.

(b) To the extent that, from time to time after the Closing, Sellers and their respective Affiliates and/or the Buyers and the Sold Companies shall identify Assets that are included in the Acquired Assets but that are in the possession of the Sellers or their respective Affiliates, the Sellers shall use all commercially reasonable efforts to locate such items of Acquired Assets and, to the extent that it is successful in locating such items, take such action as is necessary to put the Buyers or one of their Affiliates in actual possession and control thereof (it being understood and agreed that delivery thereof to the nearest facility of any Buyer or its Affiliates shall in any event suffice), all of the foregoing at the Buyers’ reasonable expense. To the extent that, from time to time after the Closing, the Buyers, the Sold Companies or their respective Affiliates and/or Sellers shall identify Assets that are included in the Excluded Assets, but that are in the possession of any Buyer or any of its Affiliates (including the Sold Companies), the Buyers shall use all commercially reasonable efforts to locate such items of Excluded Assets and, to the extent that they are successful in locating such items, take such action as is necessary to put Sellers in actual possession thereof (it being understood and agreed that delivery thereof to the nearest facility of any Seller shall in any event suffice), all of the foregoing at Sellers’ reasonable expense.

SECTION 5.16.  Intercompany Debt. To the extent reasonably practicable and permissible under applicable Laws, to the extent that there are receivables or payables between the Sold Companies, on the one hand, and the Sellers or any of their Affiliates, on the other hand (the “Intercompany Payables and Receivables”), all such payables shall be paid and satisfied by the party that is the obligor on or prior to the Closing Date. To the extent any Intercompany Payables and Receivables are not so paid and settled, such Intercompany Payables and Receivables shall be included in Estimated Cash and adjusted in accordance with Section 2.3, except where such Intercompany Payables and Receivables are as a result of normal trading, in which case, they shall be reflected on the Statement of Final Net Asset Value.

SECTION 5.17.  Shared Sales & Service Agreements. The Buyers shall use commercially reasonable efforts to release the Sellers from Liabilities that Sellers may incur under the Shared Sales & Service Agreements, but only to the extent that such Liabilities relate to or arise from (A) the Business or the products of the Business purchased or acquired by Buyers, or (B) the transactions contemplated by this Agreement. Without limiting the foregoing, the Buyers shall make a bona fide written offer to the applicable counterparty to each such Shared Sales & Service Agreement to enter into a new dealer or distributor Contract relating to the distribution of products of the Business, on commercially reasonable terms. The Sellers agree to cooperate reasonably in all such efforts. The Sellers or their Affiliates, as applicable, shall take action after the Buyers’ written offer is made with respect to such Shared Sales & Service Agreement to remove the products of the Business from the scope of the Shared Sales & Service Agreement in accordance with Buyers’ reasonable direction. The Buyers will reimburse, indemnify and hold harmless the Sellers and their Affiliates against any Losses incurred by any IR Indemnified Persons that relate to the Business and that result from any claim by the counterparty to any Shared Sales & Service Agreement to the extent such claim arises out of the sale of the Business to the Buyers or any termination or deemed termination of any Shared Sales & Service Agreement arising out of the sale of the Business to the Buyers or the separation of Business products from the Shared Sales & Service Agreements as described above. The Sellers will reimburse, indemnify and hold harmless the Buyer and its Affiliates against any Losses incurred by any Buyer Indemnified Persons that result from any claim by the counterparty to any Shared Sales & Service Agreement to the extent such claim is not related to the Business, the transactions contemplated hereby or the separation of Business products from the Shared Sales & Service Agreements.

SECTION 5.18.  Expenses; Transfer Taxes.

(a) Whether or not the Closing takes place, and except as otherwise specified in this Agreement, all costs and expenses incurred in connection with this Agreement and the Closing Agreements and the transactions contemplated hereby and thereby shall be paid by the party incurring such expense.

(b) All Transfer Taxes applicable to the conveyance and transfer from Sellers to Buyers of the Sold Shares, Sold Companies, the Business or the Acquired Assets and any other transfer or documentary Taxes in connection therewith shall be borne by the Buyers; provided, that for the avoidance of doubt, Transfer Taxes shall not include any withholding Taxes that are withheld in accordance with Section 2.3(a) (except to the extent such withheld Taxes are, in fact, Transfer Taxes), or any other Taxes measured by reference to the income or gain of the Sellers or any one of the Sellers. Each party shall use reasonable efforts to avail itself of any available exemptions from any such Taxes or fees, and to cooperate with the other parties in providing any information and documentation that may be necessary to obtain such exemptions.

(c) The costs of recording documents conveying title from Sellers to Buyers (including deeds and assignments, as well as any surveys and policies of title insurance that may be required or desired) covering any or all of the Real Property shall be borne by Buyers.

SECTION 5.19.  Collection of Receivables. The Buyers shall have the right and authority, from and after the Closing, to collect for their own account all Receivables of the Business included in the Acquired Assets (the “Closing Receivables”) and to endorse with the name of any Seller any checks or drafts received with respect to any Closing Receivables. The Sellers shall (i) deliver to the Buyers such documentation of, and information relating to, the Closing Receivables as the Buyers shall reasonably request and (ii) promptly deliver to the Buyers any cash or other property received by them in respect of any Closing Receivables, and the Buyers shall reimburse the Sellers for their reasonable expenses incurred in connection therewith. From and after the Closing Date, the Buyers promptly shall deliver or cause to be delivered to the Sellers any proceeds of Receivables received directly or indirectly by any Buyer or the Sold Companies with respect to any Excluded Assets or businesses or Assets of IR and its Affiliates other than the Acquired Assets or the Business, and the Sellers shall reimburse the Buyers for their reasonable expenses incurred in connection therewith. From and after the Closing Date, the Sellers promptly shall deliver or cause to be delivered to the Buyers any proceeds of Receivables received directly or indirectly by IR or its Affiliates (other than the Sold Companies or an Asset Seller) with respect to the Business, and the Buyer shall reimburse the Sellers for their reasonable expenses incurred in connection therewith.

SECTION 5.20.   Assumption of Litigation.

(a) As soon as reasonably practicable after the Closing, the Buyers agree to assume the defense of any and all present or future claims, proceedings and other litigation relating to the Business (to the extent the same are Assumed Liabilities), and, whether or not any of the Sellers or their Affiliates are party to such claims, proceedings or other litigations, to indemnify the Sellers and their Affiliates (other than the Sold Companies) in respect of any Liability, claim, damage or expense (including reasonable attorney’s fees) of any kind whatsoever which the Sellers or any of their Affiliates may incur arising out of or relating to any such litigation or claim. The Buyers shall have the right to assume and conduct the defense of any matters assumed by it pursuant to this Section and the Sellers and their Affiliates shall cooperate in such defense to the extent reasonably requested by the Buyers.

(b) As soon as reasonably practicable after the Closing, the Sellers agree to assume the defense of any and all present or future claims, proceedings and other litigation not relating to the Business (to the extent the same are Excluded Liabilities), and, whether or not any of the Sold Companies are party to such claims, proceedings or other litigations, to indemnify the Buyer and the Sold Companies in respect of any Liability, claim, damage or expense (including reasonable attorney’s fees) of any kind whatsoever which the Buyer or the Sold Companies may incur arising out of or relating to any such litigation or claim. The Sellers shall have the right to assume and conduct the defense of any matters assumed by it pursuant to this Section and the Buyer and the Sold Companies shall cooperate in such defense to the extent reasonably requested by the Sellers.

SECTION 5.21.  Post-Closing Cooperation.

(a) The Buyers, on the one hand, and Sellers, on the other, shall cooperate with each other, and shall cause their officers, employees, agents, auditors and representatives to cooperate with each other after the Closing to ensure the orderly transition of the Business from the Sellers to the Buyers and to minimize any disruption to the Business and the other respective businesses of the Sellers and the Buyers that might result from the transactions contemplated hereby. After the Closing, upon reasonable notice, the Buyers and the Sellers shall furnish or cause to be furnished to each other and their employees, counsel, auditors and other representatives and advisors reasonable access (including the ability to make copies), during normal business hours, to such employees, advisors, representatives, Books and Records relating to the Business within the control of such party or any of its Affiliates as is reasonably necessary for (i) financial reporting, Tax and accounting matters and (ii) defense or prosecution of litigation and disputes.

(b) Except as otherwise provided pursuant to Section 5.5 hereunder with respect to Tax matters and Tax records, each Buyer and each Seller will retain all Books and Records and other documents pertaining to the Business in existence on the Closing Date for a period of five years following the Closing. No such Books and Records or other documents shall be destroyed or disposed of by any retaining party during such five year period without first advising the other party in writing and giving such party a reasonable opportunity to obtain possession thereof for the purposes permitted by this Section 5.21.

(c) Each party shall reimburse the other for reasonable out-of-pocket costs and expenses incurred in assisting the other pursuant to this Section 5.21. Neither party shall be required by this Section 5.21 to take any action that would unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations. Any information relating to the Business received by the Seller and its employees, counsel, auditors and other representatives and advisors pursuant to this Section 5.21 shall be subject to the Confidentiality Agreement.

SECTION 5.22.  Termination of German Control and Profit and Loss Transfer Agreement.

The Sellers shall terminate the domination agreement dated 20 December 1991 (the “Dominator Agreement”) and the control and profit and loss transfer agreement (the “ABG Agreement”) dated September 5, 2001 with amendment dated November 3, 2005 between Ingersoll-Rand Beteiligungs GmbH (“IRBet”, acting as the controlling company) and IR Germany (acting as the controlled entity) with effect as of the Profit Sharing Termination Date, such date being March 31, 2007 or as soon as possible thereafter and in no case later than December 31st, 2007. The Sellers shall in due course provide evidence to the Buyer regarding the termination of the Dominator Agreement and the ABG Agreement and the Parties shall cooperate as appropriate towards such termination. The Parties recognize that IRBet is, pursuant to German civil law, entitled to receive from IR Germany any pre-tax profits up until the Profit Sharing Termination Date, and is required to compensate IR Germany for any losses accounted for by IR Germany during 2007. IRBet hereby waives (“verzichtet auf”) its rights under the ABG Agreement to receive IR Germany’s profits for the period of January 1, 2007 until the Profit Sharing Termination Date. The Seller shall furthermore undertake all reasonable efforts to terminate and wind up the fiscal unity for German Value-Added Tax purposes between IRBet and IR Germany as of the Closing Date and the Parties shall cooperate as appropriate to this end.

ARTICLE VI

CONDITIONS TO THE SELLERS’ OBLIGATIONS

The obligation of the Sellers to effect the Closing under this Agreement is subject to the satisfaction, at or prior to the Closing, of each of the following conditions, unless validly waived in writing by IR.

SECTION 6.1.  Representations and Warranties. The Buyers’ representations and warranties made in this Agreement shall be true and correct in all material respects as of the Closing Date (except to the extent such representations and warranties expressly relate to a specified date (in which case as of such specified date)) except for such failures of the representations and warranties to be so true and correct that, in the aggregate, do not, and would not reasonably be expected to, prevent or materially delay the ability of the Buyers to consummate the transactions contemplated by this Agreement.

SECTION 6.2.  Performance. The Buyers shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be so performed or complied with by them prior to the Closing.

SECTION 6.3.  Officer’s Certificate. Buyer Parent shall have delivered to the Sellers a certificate, dated as of the Closing Date and executed by an officer of Buyer Parent, certifying to the fulfillment of the conditions specified in Sections 6.1 and 6.2 hereof.

SECTION 6.4.  Regulatory Approvals. Subject to Section 2.4(b), all applicable waiting periods under the HSR Act with respect to the transactions contemplated hereby shall have expired or been terminated, and all Consents required under Other Competition Laws and other applicable Laws and regulations with respect to the transactions contemplated hereby, in each case in the jurisdictions set forth on Schedule 6.4, shall have been obtained.

SECTION 6.5.  Injunction. Subject to Section 2.4(b), there shall not be in effect any Law or Order directing that the transactions provided for herein not be consummated as provided herein or which has the effect of rendering it impossible or illegal to consummate such transactions, and no proceeding shall have been commenced by any Governmental Authority in such jurisdictions which is reasonably likely to result in any such Law or Order (for the avoidance of doubt, a trial, hearing or other court proceeding in which no Governmental Authority is a plaintiff or claimant shall not be deemed to be “commenced by any Governmental Authority”).

SECTION 6.6.  Closing Agreements. Each Closing Agreement and all other documents required to have been executed and delivered to any Seller prior to Closing shall have been executed and delivered by all parties thereto (other than any Seller) in the form contemplated by this Agreement and shall be in full force and effect. The Buyers or Affiliates of Buyers that are parties to the Closing Agreements shall have the ability to perform in all material respects their respective obligations under the Closing Agreements..

SECTION 6.7.  Labor Consultations. The Sellers and Buyers shall have completed all legally required notifications to, and all legally required consultations with, the employees, employee representatives, work councils, unions, labor boards and relevant government agencies concerning the transactions contemplated hereby with respect to the employees of the Sold Companies and the Business.

ARTICLE VII

CONDITIONS TO THE BUYERS’ OBLIGATIONS

The obligation of the Buyers to effect the Closing under this Agreement is subject to the satisfaction, at or prior to the Closing, of each of the following conditions, unless waived in writing by Buyer Parent.

SECTION 7.1.  Representations and Warranties. The Sellers’ representations and warranties made in this Agreement (without giving effect to any materiality or Company Material Adverse Effect qualifiers contained therein) shall be true and correct in all respects on and as of the Closing Date as though made on and as of such date, except to the extent such representations and warranties expressly relate to a specified date (in which case such representations and warranties shall be true and correct on and as of such specified date), except for such failures of the representations and warranties to be so true and accurate that, in the aggregate, do not have, and would not reasonably be expected to have, a Company Material Adverse Effect.

SECTION 7.2.  Performance. The Sellers shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by them prior to the Closing.

SECTION 7.3.  Officer’s Certificate. IR shall have delivered to the Buyers a certificate, dated as of the Closing Date and executed by an officer of IR, certifying to the fulfillment of the conditions specified in Sections 7.1 and 7.2 hereof.

SECTION 7.4.  Regulatory Approvals. Subject to Section 2.4(b), all applicable waiting periods under the HSR Act with respect to the transactions contemplated hereby shall have expired or been terminated, and all Consents required under Other Competition Laws and other applicable Laws and regulations with respect to the transactions contemplated hereby, in each case in the jurisdictions set forth on Schedule 6.4, shall have been obtained.

SECTION 7.5.  Injunctions. Subject to Section 2.4(b), there shall not be in effect any Law or Order directing that the transactions provided for herein not be consummated as provided herein or which has the effect of rendering it impossible or illegal to consummate such transactions, and no proceeding shall have been commenced by any Governmental Authority in such jurisdictions which is reasonably likely to result in any such Law or Order (for the avoidance of doubt, a trial, hearing or other court proceeding in which no Governmental Authority is a plaintiff or claimant shall not be deemed to be “commenced by any Governmental Authority”).

SECTION 7.6.  Closing Agreements. Each Closing Agreement and all other documents required to have been executed and delivered to any Buyer prior to Closing shall have been executed and delivered by all parties thereto (other than any Buyer) in the form contemplated by this Agreement and shall be in full force and effect. The Sellers or Affiliates of Sellers that are parties to the Closing Agreements shall have the ability to perform in all material respects their respective obligations under the Closing Agreements.

SECTION 7.7.  Labor Consultations. The Sellers and Buyers shall have completed all legally required notifications to, and all legally required consultations with, the employees, employee representatives, work councils, unions, labor boards and relevant government agencies concerning the transactions contemplated hereby with respect to the employees of the Sold Companies and the Business.

ARTICLE VIII

TERMINATION

SECTION 8.1.  Termination.

(a) Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(i) by mutual written consent of IR and Buyer Parent;

(ii) by IR if any of the conditions set forth in Article VI shall have become incapable of fulfillment on or prior to the Termination Date and shall not have been waived by IR, unless the failure of such condition is the result of a breach of this Agreement by Sellers;

(iii) by Buyer Parent if any of the conditions set forth in Article VII shall have become incapable of fulfillment on or prior to the Termination Date and shall not have been waived by Buyer Parent, unless the failure of such condition is the result of a breach of this Agreement by Buyers;

(iv) by either the Sellers or the Buyers if any Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated hereby (after giving effect to the parties’ obligations under Section 5.3) and such Order or other action shall have become final and nonappealable; and

(v) by Sellers or Buyers, if the Closing (other than Deferred Transfers permitted under Section 2.4(b)) does not occur on or prior to August 31, 2007 (the “Termination Date”); provided that a party may not terminate pursuant to this clause if the failure of such consummation shall be due to the failure of the party wishing to terminate to comply in all material respects with the agreements and covenants contained herein.

(b) In the event of termination by Sellers or Buyers pursuant to this Section 8.1, written notice thereof shall forthwith be given to the other and the transactions contemplated by this Agreement shall be terminated, without further action by any party. If the transactions contemplated by this Agreement are terminated as provided herein, Buyers shall return all documents and other material received from Sellers relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to Sellers.

SECTION 8.2.  Effect of Termination. If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in Section 8.1, this Agreement shall become null and void and of no further force and effect, except for the provisions of (i) Section 5.2 relating to the obligation of the Buyers and the Sellers to keep confidential certain information and data obtained by it from the other party, (ii) Section 5.18 relating to certain expenses, (iii) Section 8.1 and this Section 8.2 and (iv) Section 10.10 relating to publicity, which shall survive such termination. Nothing in this Section 8.2 shall be deemed to release any party from any Liability for any breach by such party of the terms and provisions of this Agreement; provided that no party hereto shall be entitled to recover any special, indirect, incidental, punitive or consequential damages whatsoever, except (i) in the event of fraud or willful misconduct, and (ii) in the event that a third party has been awarded special, indirect, incidental, punitive or consequential damages.

ARTICLE IX

INDEMNIFICATION

SECTION 9.1.  Indemnification by the Sellers.

(a) Subject to the limits set forth in this Article IX, from and after the Closing, the Sellers agree, jointly and severally, to indemnify, defend and hold harmless each Buyer and each of their Affiliates (including, after the Closing, the Sold Companies) and their respective officers, directors, stockholders, employees, agents and representatives (the “Buyer Indemnified Persons”) against and in respect of any and all actions, suits, proceedings, claims, Liabilities, losses, damages, costs and expenses (including reasonable fees and expenses of counsel) (collectively, “Losses”), that they may incur or suffer and that arise out of, result from or are due to (i) any breach of any representation or warranty of the Sellers contained in this Agreement (other than the Tax representations and warranties contained in Section 3.11, which are addressed separately in the Tax indemnity set forth in Section 5.6, and other than the representations and warranties contained in Sections 3.1, 3.2 and 3.3, 3.14 (as it relates to title), 3.18 (as it relates to title), and 3.19 (as it relates to title) (such parts of Article III being referred to collectively as, the “Title Representations”)), in any Closing Agreement or in any certificates delivered in connection herewith or therewith, (ii) any breach of any Title Representations, (iii) any failure of Sellers to perform any covenant or other agreement of the Sellers contained in this Agreement or any Closing Agreement and (iv) any Excluded Asset or Excluded Liability.

(b) Anything to the contrary contained herein notwithstanding, in respect of all Losses and claims under clauses (i) and (ii) of Section 9.1(a) and in respect of all Losses and claims under Sections 5.5, 5.6, 5.7 and 5.8 hereof (other than as set forth in Section 9.1(f) below), none of the Buyer Indemnified Persons shall be entitled to recover from the Sellers any Losses until the total of all Losses, regardless of amount, collectively exceed $15,000,000, and then only for the amount by which such Losses collectively exceed $15,000,000; provided, however, that any Loss and claim under Sections 5.5, 5.6, 5.7 or 5.8 hereof that is less than the $100,000 threshold provided in Section 9.1(e) below shall not be counted toward the calculation of Losses under this Section 9.1(b).

(c) Anything to the contrary contained herein notwithstanding, in respect of all Losses and claims under clause (i) of Section 9.1(a) and in respect of all Losses and claims under Sections 5.5, 5.6, 5.7 and 5.8 hereof (other than as set forth in Section 9.1(f) below), the Buyer Indemnified Parties shall not be entitled to recover more, in the aggregate, than 30% of the Purchase Price (as finally adjusted) from the Sellers with respect to all such Losses.

(d) Anything to the contrary contained herein notwithstanding, in respect of all Losses and claims under Title Representations, such claims shall first be applied to the 30% cap described in Section 9.1(c) above, as with all other claims. Once such 30% cap has been exhausted, if there are remaining claims under Title Representations, then the Buyer Indemnified Parties shall be entitled to recover additional amounts not to exceed, when aggregated with recoveries under the 30% cap described above, a total recovery of 100% of the Purchase Price (as finally adjusted) from the Sellers.

(e) Anything to the contrary contained herein notwithstanding, Buyer Indemnified Parties shall not be entitled to recover any amount for any individual Loss and claim under Sections 5.5, 5.6, 5.7 or 5.8 hereof (other than as set forth in Section 9.1(f) below) that is less than $100,000.

(f)  Anything to the contrary contained herein notwithstanding, the Buyer Indemnified Parties shall be entitled to recover from the Sellers an amount equal to any and all Tax Liabilities suffered by IR Germany in relation to the ABG Agreement, and any and all Losses and claims in respect of clauses 5.6(a)(i), (iii) and (iv), in each case without regard to any of the financial limits described above.

No indemnification claim under this Agreement may be asserted or pursued against the Sellers by any entity that is a Sold Company as of the Closing Date if such entity shall cease to be controlled by the Buyers or their Affiliates, except with respect to indemnification claims with respect to (i) the Title Representations, (ii) Sections 5.5, 5.6, 5.7 and 5.8 hereof and (iii) the Excluded Assets and/or the Excluded Liabilities.

SECTION 9.2.  Indemnification by the Buyers.

(a) From and after the Closing, the Buyers agree, jointly and severally, to indemnify, defend and hold each Seller and each of their Affiliates and their respective officers, directors, stockholders, employees, agents and representatives (the “IR Indemnified Persons”) harmless from and in respect of any and all Losses that they may incur arising out of or due to (i) any breach of any representation or warranty of the Buyers contained in this Agreement, (ii) any failure of Buyers to perform any covenant or other agreement of the Buyers contained in this Agreement and (iii) any Acquired Asset or Assumed Liability.

(b) Anything to the contrary contained herein notwithstanding, in respect of clause (i) of Section 9.2(a), the following thresholds and limits shall apply:

(i) none of the IR Indemnified Persons shall be entitled to recover from the Buyers any Losses, until such Losses, regardless of amount, collectively exceed $15,000,000, and then only for the amount by which such Losses collectively exceed $15,000,000; and

(ii) the IR Indemnified Parties shall not be entitled to recover more, in the aggregate, than 30% of the Purchase Price (as finally adjusted) from the Buyers with respect to all such Losses.

(c) Anything to the contrary contained herein notwithstanding, the Buyers shall, to the extent that IR Germany should incur losses in its 2007 accounts per German Generally Accepted Accounting Principles (the “IR Germany Losses”) and receive compensation for the IR Germany Losses from IR Bet pursuant to the Dominator Agreement or ABG Agreement, indemnify IR Bet in an amount equal to the received compensation.

SECTION 9.3.  Indemnification as Exclusive Remedy. Except as otherwise expressly provided in Article V, and except for claims or actions for fraud, the indemnification provided in this Article IX, subject to the limitations set forth herein, shall be the exclusive post-Closing remedy available to any party in connection with any Losses arising out of or resulting from this Agreement or the transactions contemplated hereby. The foregoing notwithstanding, nothing in this Section 9.3 shall limit or restrict the ability or right of any party hereto to seek injunctive or other equitable relief for any breach or alleged breach of any provision of Articles II, V or X of this Agreement; provided that any procedures in respect of and limitations on Losses or Liabilities in this Article IX shall in no event be diminished or circumvented by such relief.

SECTION 9.4.  Indemnification Calculations.

(a) The amount of any Losses for which indemnification is provided under this Agreement shall be computed net of any insurance proceeds (or other third-party indemnification proceeds) received by the indemnified party in connection with such Losses. If an indemnified party receives insurance proceeds (or other third-party indemnification) in connection with Losses for which it has received indemnification, such party shall refund to the Indemnifying Party the amount of such insurance proceeds promptly after receipt thereof, up to the amount of indemnification received. An indemnified party shall use its commercially reasonable efforts to pursue insurance claims with respect to any Losses. The Buyers shall surrender (and otherwise become subrogated) to the Sellers rights to the recovery on, and the conduct of any Tax Claims against the Sellers’ third-party indemnitors, but only if and when the Buyer has actually received full compensation from the Sellers in respect of the matter that is the subject of such claims. If the amount with respect to which any claim is made under this Agreement (an “Indemnity Claim”) gives rise to a currently realizable Tax Benefit (as defined below) to the party making the claim, the indemnity payment shall be reduced by the amount of such Tax Benefit available to the party making the claim. To the extent that such Indemnity Claim does not give rise to a currently realizable Tax Benefit, if the amount with respect to which such Indemnity Claim is made is reasonably expected to give rise to a material, subsequently realized Tax Benefit to the other party that made the claim, the indemnity payment shall be reduced by the reasonably estimated present value of such Tax Benefit. For purposes of this Section 9.4(a), a “Tax Benefit” to a party means an amount by which the tax liability of such party (or group of Affiliates including such party) is reduced as a result of its receipt of payment for such Indemnity Claim or its payment of the Liability giving rise to such Indemnity Claim, such amount to be determined at an assumed marginal rate equal to the highest marginal tax rate then in effect for corporate taxpayers in the relevant jurisdiction. Where a party has other losses, deductions, credits or items available to it, the Tax Benefit from any losses, deductions, credits or items relating to the Indemnity Claim shall be deemed to be realized after any other losses, deductions, credits or items. The parties agree that any indemnification payments made pursuant to this Agreement shall be treated as an adjustment to the Purchase Price, unless otherwise required by applicable Law.

(b) Indemnifiable Losses shall in no event include any special, indirect, incidental, punitive or consequential damages whatsoever, except (i) in the event of fraud, gross negligence or willful misconduct and (ii) in the event that a third party has been awarded special, indirect, incidental, punitive or consequential damages.

SECTION 9.5.  Survival. The representations and warranties of the parties contained in this Agreement or in any instrument delivered pursuant hereto will survive the Closing and will remain in full force and effect thereafter until 5:00 p.m. (New York City time) on the day that is eighteen (18) months after the Closing Date; provided that (i) the survival of the representations and warranties contained in Section 3.11 shall be governed by Section 5.6(e), (ii) the Title Representations shall expire at 5:00 p.m. (New York City time) on the tenth (10th) anniversary of the Closing Date, and (iii) the representations and warranties shall survive beyond the respective periods set forth in this Section 9.5 with respect to any breach thereof if written notice thereof shall have been duly given within such period in accordance with Section 9.6 hereof.

SECTION 9.6.  Notice and Opportunity to Defend. If there occurs an event which a party asserts is an indemnifiable event pursuant to Section 9.1 or 9.2, the party or parties seeking indemnification shall notify the other party or parties obligated to provide indemnification (the “Indemnifying Party”) promptly. If such event involves any claim or the commencement of any action or proceeding by a third person, the party seeking indemnification will give such Indemnifying Party prompt written notice of such claim or the commencement of such action or proceeding. However, the failure to provide prompt notice as provided herein will relieve the Indemnifying Party of its obligations hereunder only if, and to the extent that, such failure actually and materially prejudices the Indemnifying Party hereunder. In case any such action shall be brought against any party seeking indemnification and it shall notify the Indemnifying Party of the commencement thereof, the Indemnifying Party shall be entitled to assume the defense thereof, with counsel selected by the Indemnifying Party and, after notice from the Indemnifying Party to such party or parties seeking indemnification of such election so to assume the defense thereof, the Indemnifying Party shall not be liable to the party or parties seeking indemnification hereunder for any legal expenses of other counsel or any other expenses subsequently incurred by such party or parties in connection with the defense thereof. The Indemnifying Party and the party seeking indemnification agree to cooperate fully with each other and their respective counsel in connection with the defense, negotiation or settlement of any such action or asserted Liability. The party or parties seeking indemnification shall have the right to participate at their own expense in the defense of such action or asserted Liability. If the Indemnifying Party assumes the defense of an action, no settlement or compromise thereof may be effected (i) by the Indemnifying Party without the written consent of the indemnified party (which consent shall not be unreasonably withheld or delayed) unless all relief provided is paid or satisfied in full by the Indemnifying Party or (ii) by the indemnified party without the consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed). In no event shall an Indemnifying Party be liable for any settlement effected without its written consent.

SECTION 9.7.  Tax Indemnity. Other than as specifically set forth in Sections 9.1, 9.2, 9.4 and 9.8, indemnification with respect to Taxes shall be governed by Section 5.5, Section 5.6, Section 5.7 and Section 5.8.

SECTION 9.8.  Other Limitations on Indemnification. Notwithstanding anything to the contrary contained in this Agreement, no Buyer Indemnified Person shall be entitled to indemnification under Article V or IX for any Losses to the extent that such Losses are reflected as a Liability of the Business on the Final Statement of Net Asset Value.

SECTION 9.9.  No Right of Contribution. After the Closing, the Sold Companies shall have no Liability to indemnify either the Sellers or any of their Affiliates on account of the breach of any representation or warranty or the nonfulfillment of any covenant or agreement of the Sellers or their Affiliates; and Sellers shall have no right of contribution against the Sold Companies. In addition to any other remedy which may be available at law or in equity, the Buyer or the Sold Companies shall be entitled to specific performance and injunctive relief to enforce this Section 9.9, without being required to post a bond or give other security.

ARTICLE X

MISCELLANEOUS

SECTION 10.1.  Governing Law. This Agreement shall be construed under and governed by the Laws of the State of New York.

SECTION 10.2.  Projections. In connection with the Buyers’ investigation of the Sold Companies and the Business, the Buyers may have received, or may receive, from the Sellers and/or their respective representatives certain projections and other forecasts for the Business, and certain business plan and budget information. The Buyers acknowledge that (i) there are uncertainties inherent in attempting to make such projections, forecasts, plans and budgets, (ii) the Buyers are familiar with such uncertainties, (iii) the Buyers are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them, and (iv) the Buyers will not assert any claim against the Sellers or any of their respective directors, officers, employees, Affiliates or representatives, or hold the Sellers or any such Persons liable, with respect to such projections, forecasts, business plans and budget information. Accordingly, the Buyers acknowledge that the Sellers make no representation or warranty with respect to such projections, forecasts, business plans or budget information and that the Sellers make only those representations and warranties explicitly set forth in Article III.

SECTION 10.3.  Materiality; Schedules.

(a) As used in this Agreement, unless the context would require otherwise, the terms “material” and the concept of the “material” nature of an effect upon the Sold Companies or the Business shall be measured relative to the entire Business, taken as a whole, as such business is currently being conducted.

(b) There have been included in the Schedules and may be included elsewhere in this Agreement items which are not “material” within the meaning of the immediately preceding sentence for informational purposes and in order to avoid any misunderstanding, and such inclusion shall not be deemed to be an agreement by the Sellers that such items are “material” or to further define the meaning of such term for purposes of this Agreement. With respect to the Schedules hereto, no disclosure made on any Schedule with respect to any representation or warranty shall be deemed to be made with respect to any other representation or warranty unless expressly made in a schedule related to such other representation and warranty (by cross-reference or otherwise) or unless, and only to the extent that, it is apparent on the face of such disclosure that such disclosure contains information which also modifies another representation and warranty herein.

SECTION 10.4.  Amendment. This Agreement may not be amended, modified or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

SECTION 10.5.  Waiver. Any of the terms or conditions of this Agreement, which may be lawfully waived, may be waived in writing at any time by each party which is entitled to the benefits thereof. Any waiver of any of the provisions of this Agreement by any party hereto shall be binding only if set forth in an instrument in writing signed on behalf of such party. No failure to enforce any provision of this Agreement shall be deemed to or shall constitute a waiver of such provision and no waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

SECTION 10.6.  Assignment. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any Buyer or any Seller (including by operation of law in connection with a merger or consolidation of any Buyer or any Seller) without the prior written consent of the other parties hereto. Notwithstanding the foregoing, (a) prior to Closing, a Buyer may assign its right to purchase the Acquired Assets or any of its other rights or any portion thereof hereunder to one or more Affiliates of such Buyer without the prior written consent of Sellers, provided that such assignment shall not relieve any Buyer of its obligations hereunder and further provided that such assignment does not adversely impact or delay the obtaining of any material Consent required by this Agreement to be obtained, and (b) a Buyer may assign its rights hereunder by way of security for indebtedness necessary to fund the Buyers’ obligations hereunder and such secured party may assign such rights by way of exercise of remedies; provided, however, that no assignment shall relieve any Buyer of its obligations hereunder. Any attempted assignment in violation of this Section 10.6 shall be void.

SECTION 10.7.  Notices.

(a) Any notice, demand, or communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given or served for all purposes if (a) personally delivered, (b) sent by an internationally recognized overnight courier service to the recipient at the address below indicated or (c) delivered by facsimile with email or telephonic confirmation of receipt:

If to any of the Buyers:

c/o Volvo CE
Hunderenveld 10
1082 Brussels, Belgium
Attn: General Counsel
Office Tel:  +32 2 4 82 50 92
Fax:   +32 2 6 75 15 32

With a copy to:

Latham & Watkins LLP
885 Third Avenue
New York, NY 10022-4834
Attn: Steven Della Rocca
(212) 906-1200
(212) 751-4864

If to any of the Sellers:

c/o Ingersoll-Rand Company
155 Chestnut Ridge Road
P.O. Box 0445
Montvale, New Jersey 07645
Attn: General Counsel
(201) 573-3448 (telecopier)
(201) 573-3473 (telephone)

or to such other address as any party hereto may, from time to time, designate in a written notice given in like manner. Except as otherwise provided herein, any notice under this Agreement will be deemed to have been given (x) on the date such notice is personally delivered or delivered by facsimile or (y) the second succeeding Business Day after the date such notice is delivered to the overnight courier service if sent by overnight courier; provided that in each case notices received after 4:00 p.m. (local time of the recipient) shall be deemed to have been duly given on the next Business Day.

(b) For convenience only, the parties agree that all notices, Consents, directions or other actions that may be given or taken hereunder by the Sellers may be given by IR or by Ingersoll-Rand Company on behalf of the Sellers pursuant to a written instruction or document duly executed by IR or by Ingersoll-Rand Company and that Buyers shall treat any such instrument or document as the action of the Sellers hereunder.

(c) For convenience only, the parties agree that all notices, consents, directions or other actions that may be given or taken hereunder by the Buyers may be given by Buyer Parent on behalf of the Buyers pursuant to a written instruction or document duly executed by Buyer Parent and that Sellers shall treat any such instrument or document as the action of the Buyers hereunder.

SECTION 10.8.  Complete Agreement. This Agreement, the Confidentiality Agreement, the Closing Agreements and the other documents and writings referred to herein or delivered pursuant hereto contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and thereof. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

SECTION 10.9.  Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original.

SECTION 10.10.  Publicity; Confidentiality.

(a) The Sellers and the Buyers will consult with each other and will mutually agree upon any publication or press release of any nature with respect to this Agreement or the transactions contemplated hereby and shall not issue any such publication or press release prior to such consultation and agreement except as may be required by applicable Law or by obligations pursuant to any listing agreement with any securities exchange or any securities exchange regulation, in which case the party proposing to issue such publication or press release shall make reasonable efforts to consult in good faith with the other party or parties before issuing any such publication or press release and shall provide a copy thereof to the other party or parties prior to such issuance.

(b) Except as requested or required by applicable Law (including securities laws of any jurisdiction and rules and regulations of any applicable stock exchange) or legal, judicial or regulatory process, from and after the date hereof, the parties hereto shall each keep confidential and not directly or indirectly disclose to any third party (other than its Affiliates, officers, directors, employees, attorneys, accountants, advisors, agents and other representatives) the terms and conditions of this Agreement or any Closing Agreement.

SECTION 10.11.  Headings. The headings contained in this Agreement are for reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 10.12.  Severability. Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

SECTION 10.13.  Third Parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person, other than the parties hereto and their permitted successors or assigns, any rights or remedies under or by reason of this Agreement.

SECTION 10.14.  Consent to Jurisdiction; Waiver of Jury Trial. Each of the parties irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York located in the borough of Manhattan in the City of New York, or if such court does not have jurisdiction, the Supreme Court of the State of New York, New York County, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each of the parties hereto irrevocably and fully waives the defense of an inconvenient forum to the maintenance of such suit, action or proceeding. Notwithstanding the foregoing, any suit, action or proceeding arising out of this Agreement or any transaction contemplated hereby may be brought in a different jurisdiction if (a) the subject matter of such suit, action or proceeding is such that any judgment or Order arising therefrom must be implemented or enforced solely and entirely within such other jurisdiction, and (b) the courts of such other jurisdiction will not recognize, honor or enforce a judgment or Order handed down by any of the courts described in the first sentence of this Section 10.14. Each of the parties further agrees that service of any process, summons, notice or document to such party’s respective address listed above in one of the manners set forth in Section 10.7 hereof shall be deemed in every respect effective service of process in any such suit, action or proceeding. Nothing herein shall affect the right of any Person to serve process in any other manner permitted by Law. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (a) the United States District Court for the Southern District of New York or (b) the Supreme Court of the State of New York, New York County, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. The parties hereto hereby irrevocably and unconditionally waive trial by jury in any legal action or proceeding relating to this Agreement or any other agreement entered into in connection therewith and for any counterclaim with respect thereto.

SECTION 10.15.  Enforcement of Agreement. Each party acknowledges and agrees that the other party would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by a Seller or Buyer could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which any party may be entitled at law or in equity, prior to Closing it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its duly authorized officer, in each case as of the date first above written.

INGERSOLL-RAND COMPANY LIMITED
By:	/s/Timothy R. McLevish
Name: Timothy R. McLevish
Title: Senior Vice President and CFO

AB VOLVO (PUBL)

By:	/s/Anthony Helsham
Name: Anthony Helsham
Title: President & CEO